


03037527

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Armin Ltd

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NOV 25 2003
THOMSON FINANCIAL

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FILE NO. 82- 4579 FISCAL YEAR 6-30-03

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DAT : 11/18/03

ANGLOVAAL MINING

AVMIN

ANGLOVAAL MINING LIMITED | Annual Report 2003

CONTENTS

ANGLOVAAL MINING LIMITED MARKED ITS 70TH YEAR OF OPERATIONS ON 1 JUNE 2003

The Company was incorporated in 1933 as Anglo-Transvaal Consolidated Investment Company Limited as a mining, finance and industrial holding company. In 1996, Anglovaal was split into two entities: a mining unit and an industrial holding company. In 1998, the industrial assets were unbundled, which allowed Anglovaal to focus on its core mining operations. Anglovaal then changed its name to Anglovaal Mining Limited, or Avmin.

STRATEGIC FOCUS

Avmin aims to:

- Improve efficiencies and reduce costs at existing operations and rationalise or dispose of under-performing assets;
- Develop new sources of earnings by focusing on new mining related business development and exploration; and
- Develop the organisation's ability to adapt effectively to a changing environment.

GROUP STRUCTURE


ANGLOVAAL MINING LIMITED at 30 June 2003
112 601 980
R4,5 billion
R4,9 billion
R3,9 billion
R424 million
R197 million
176 cents

FERROUS METALS

50,3%

R2,9 billion
R2,2 billion
R383 million
R152 million

PRECIOUS METALS

42,3%

R1 billion
R863 million
R37 million
R26 million
55%

BASE METALS

75%

R503 million
R264 million
R203 million
R108 million

ANGLOVAAL MINING LIMITED CONTINUES TO ENHANCE ITS POSITION AS AN OPERATOR OF QUALITY ASSETS IN THE FERROUS, PRECIOUS AND BASE METALS SECTORS IN SOUTHERN AFRICA WITH A STRONG PROJECT PIPELINE. THE GROUP'S OBJECTIVE IS TO DELIVER SUPERIOR RETURNS TO ITS SHAREHOLDERS IN A SUSTAINABLE MANNER WHILST CONTRIBUTING TO THE ECONOMIC DEVELOPMENT, SOCIAL WELL BEING AND ENVIRONMENTAL PROTECTION OF THE AREAS WHERE THE GROUP OPERATES.

PRINCIPAL OPERATING ENTITIES



LIMPOPO (NORTHERN) PROVINCE
1
Nelspruit
GAUTENG
3
2
MPUMALANGA
Johannesburg
SWAZILAND
NORTH WEST
6
7
Kimberly
5
FREE STATE
KWA-ZULU NATAL
NORTHERN CAPE
Bloemfontein
LESOTHO
4
Durban
EASTERN CAPE
East London
WESTERN CAPE
Cape Town
Port Elizabeth

1 Two Rivers: PGMs and Dwarsrivier: Chrome
2 Nkomati: nickel, copper, cobalt, PGMs
3 Assmang: chrome alloys
4 Assmang: manganese alloys
5 Avgold: gold (Target)
6 Assmang: manganese ore (Nchwaning)
7 Assmang: iron ore (Beeshoek)


RAND/US DOLLAR EXCHANGE RATE: 1 July 2002 to 30 June 2003
SA rands
12.00
11.00
10.00
9.00
8.00
7.00
6.00
J 02
A 02
S 02
O 02
N 02
D 02
J 03
F 03
M 03
A 03
M 03
J 03
J 03

Definitions

1. **Taxation rate (per cent)** Taxation charge per income statement divided by profit before taxation.
2. **Interest cover (times)** Profit before exceptional items and finance costs divided by finance costs.
3. **Dividend cover (times)** Basic earnings per share divided by dividends per share.
4. **Return on operational assets (per cent)** Profit from operations divided by tangible non-current and current assets excluding capital work-in-progress.
5. **Return on capital employed (per cent)** Profit before exceptional items and finance costs, divided by average capital employed. Capital employed comprises non-current and current assets less trade and other payables and provisions.
6. **Return on equity (per cent)** Headline earnings divided by ordinary shareholders' interest in capital and reserves.
7. **Debt:equity ratio** Total debt divided by total equity. Total debt comprises long-term borrowings, overdrafts and short-term borrowings. Total equity comprises total shareholders' interest.
8. **Net debt:equity ratio** Total debt less cash and cash equivalents divided by total equity.
9. **Net asset value per share (cents)** Ordinary shareholders' interest in capital and reserves divided by number of shares in issue.
10. **Market capitalisation (R million)** Number of ordinary shares in issue multiplied by market value of shares at 30 June.

GROUP FINANCIAL SUMMARY AND STATISTICS (continued)

FOR THE YEAR ENDED 30 JUNE *Restated		2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999* Rm
Income statement						
Revenue		**4 896**	4 047	2 806	2 934	2 489
Earnings/(loss)		**(191)**	(866)	281	3 980	521
Headline earnings		**197**	204	281	486	289
Earnings/(loss) per share (cents)		**(170)**	(780)	259	3 723	561
Headline earnings per share (cents)		**176**	184	259	455	311
Balance sheet						
Total assets		**7 161**	8 786	9 114	9 437	4 960
Total interest bearing borrowings		**822**	2 696	2 475	1 082	730
Shareholders' equity		**4 962**	4 591	5 491	4 272	3 123
Cash flow						
Cash generated from operations		**849**	619	526	632	460
Cash generated from operations per share (cents)		**758**	558	485	591	495
Cash and cash equivalents		**265**	779	439	4 160	436
Number of employees		**3 284**	5 303	5 263	14 666	14 861
JSE Securities Exchange, South Africa performance						
Ordinary shares (cents)						
– high		**5 100**	4 280	4 200	2 837	3 905
– low		**2 900**	3 100	2 280	1 779	1 236
– year end		**4 000**	3 701	3 950	2 500	3 900
Volume of shares traded (thousands)		**39 294**	51 524	38 285	91 856	46 426
Number of ordinary shares in issue (thousands)		**112 602**	111 444	110 105	107 610	106 200
Financial statistics	**Definition number**					
Tax rate before exceptional items (per cent)	1	**408**	(80)	29	8	19
Interest cover (times)	2	**3,4**	5,3	5,3	10,9	5,6
Dividend cover (times)	3	**–**	–	–	0,41	4,5
Return on operational assets (per cent)	4	**7,6**	10,1	7,7	6,5	13,3
Return on capital employed (per cent)	5	**8,2**	10,2	8,1	11,8	16,1
Return on equity (per cent)	6	**7,8**	7,9	7,0	15,8	14,5
Debt:equity ratio	7	**0,17**	0,59	0,45	0,25	0,23
Net debt:equity ratio	8	**0,11**	0,42	0,37	(0,72)	0,09
Net asset value per share (cents)	9	**2 230**	2 314	3 640	2 869	1 879
Market capitalisation (R million)	10	**4 504**	4 125	4 349	2 690	4 142

DIRECTORS

Executive directors



RICK MENELL, 48, MA, MSc, Chairman

Appointed to the board in 1994, chief executive officer in 1999, chairman in 2002.

Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined Avmin in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Appointed managing director of Avmin Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa. He is also chairman of The South African Tourism Board, a director of The Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust.



JAN STEENKAMP, 49, National Mining Diploma, EDP, Chief executive officer

Appointed to the board on 12 May 2003 and appointed chief executive officer on 1 July 2003 after serving as chief operating officer.

Jan started his career with the Anglovaal Group in 1973. Trained as a mining engineer, he has worked and managed Group mining operations within the gold, copper, manganese and iron ore sections. He was appointed as managing director of Avgold Limited (Avgold) in September 2002 and also serves on the board of Assmang Limited.



DOUG CAMPBELL, 56, CA(SA), Chief financial officer

Appointed to the board on 12 May 2003 and as chief financial officer on 1 July 2002.

Doug's early career was with Arthur Andersen. He has held various senior financial positions with Hunt Leuchars & Hepburn Limited and Murray & Roberts group, including the latter's Australian subsidiary as the group financial director. Doug joined Avgold as financial director in 1998 and three years later was appointed Avmin's chief financial officer.

Non-executive directors

PINE PIENAAR, 39, BCom, CA(SA)

Appointed to the board in 2003.

From 1995, Pine was responsible for the listing of various South Africa gold mining companies on the Nasdaq Stock Exchange, USA. During 1996 to 1997 he was the financial director for the Grootvlei Proprietary Mines, Limited and East Rand Proprietary Mines, Limited. Later, he was appointed operational director, Free State operations for Harmony Gold Mining Company Limited (Harmony) and in 2000 was appointed to the role of corporate development, South Africa – acquisitions.



BERNARD SWANEPOEL, 42, BSc (Min Eng), BCom (Hons)

Appointed to the board in 2003.

Bernard Swanepoel has led the team responsible for Harmony's transformation from a mining lease bound, ailing operation to a growth company. He started his career in gold mining at Grootvlei mine in 1983 and subsequently worked at various Gengold Limited operations, culminating in his appointment as a director of Beatrix Mines Limited in 1993. He joined Randgold and Exploration Company Limited in 1995 as managing director of Harmony and has been the driving force in making Harmony the fifth largest independent gold producer in the world.



PATRICE MOTSEPE, 41, BA, LLB

Appointed to the board in 2003.

From 1988 to 1991 Patrice was a practising attorney with the law firm Bowman Gilfillan Hayman Godfrey Inc. During 1991/92 Patrice was a visiting attorney with McGuire Woods Battle and Boothe under an American Bar Association programme. He was based in Richmond, Virgina and Washington DC. From 1992 to 1995 he was the legal consultant for its southern African practice. Patrice then became a partner in their commercial department, specialising in mining and business law. In 1995 Patrice became chairman and founder of Future Mining and in 1997 executive chairman and founder of African Rainbow Minerals Gold Limited. From 1990 he has been a member of the Council of NAFCOC, and in 2002 President of NAFCOC, and from 1994 a member of NEDLAC. In 1998 he became Global Leader of Tomorrow – World Economic Forum. Since 2002 Patrice has been President of the Black Business Council, voted Sunday Times South Africa's Business Leader for 2002, and also voted South Africa's best entrepreneur for 2002.



DAVID MURRAY, 58, BA (Hons) (Econ), MBA

Appointed to the board in 2001. He retired as chief executive officer on 1 July 2003 and now serves as a director and consultant to the Group.

David joined the Group in 2000 as managing director of Avgold. Prior to this, he worked for TVX Gold Inc. in Canada and RTZ plc as president and chief executive officer of various subsidiary companies in Brazil and Portugal. He also served with the RTZ group in Spain, Germany, England, Namibia, and Zimbabwe. He was awarded the OBE in 1993.





Non-executive directors – independent

DONN JOWELL, 62, BCom, LLB
Appointed to the board in 1999.
Donn established his own law practice in 1968 and is currently the chairman of Jowell, Glyn & Marais Inc. He is a non-executive director of Investec Bank Limited and chairman of its audit committee.



KENNEDY MAXWELL, 64, BSc Eng (Mech), MA, PMD
Appointed to the board in 1998 and chairman in 1999. Past chairman of the Company and he remains on the board as an independent non-executive director.
A former executive director of Johannesburg Consolidated Investment Company Limited, Ken served as president of the Chamber of Mines of South Africa between 1989 and 1990. He currently serves on the executive of the National Business Initiative.



ROY McALPINE, 62, BSc (Glasgow), CA (Scotland)
Appointed to the board in 1998.
Roy joined the Liberty Life Group in 1969 and retired as an executive director in 1998 in order to diversify his interests. He is a former chairman of the Association of Unit Trusts of South Africa and currently serves on the boards of a number of listed companies.



DR MORLEY NKOSI, 68, PhD (Economics), MBA, BS (Economics)
Appointed to the board in 1998.
Apart from being an academic, economist and a businessman, Morley is the chairperson of the National Institute for Economic Policy and managing associate of Morley Nkosi Associates. He serves on several boards including that of Investec Bank Limited.

DIRECTORS AND MANAGEMENT

BOARD COMMITTEES

Audit Committee

KENNEDY MAXWELL (Chairman), DONN JOWELL, DR MORLEY NKOSI, PINE PIENAAR

Nominations Committee

RICK MENELL (Chairman), DONN JOWELL, PATRICE MOTSEPE, DR MORLEY NKOSI

Remuneration Committee

KENNEDY MAXWELL (Chairman), ROY MCALPINE, RICK MENELL, BERNARD SWANEPOEL

Risk Committee

DAVID MURRAY (Chairman), DOUG CAMPBELL, RICK MENELL, DR MORLEY NKOSI, PINE PIENAAR, JAN STEENKAMP

Sustainable Development Committee

DR MORLEY NKOSI (Chairman), KENNEDY MAXWELL, RICK MENELL, PINE PIENAAR, JAN STEENKAMP

SENIOR MANAGEMENT

RICK MENELL, Chairman

JAN STEENKAMP, Chief executive officer

DOUG CAMPBELL, Chief financial officer

MIKE ARNOLD, Group financial manager

CHRIS BLAKEY-MILNER, General manager risk

BRYAN BROEKMAN, Senior vice president ferrous metals

GRAHAM BUTLER, Vice president Assmang business strategy

PIETER COETZEE, General manager legal

JULIAN GWILLIM, Vice president corporate development

DR JOHN KILANI, Vice president sustainable development

ARNÉ LEWIS, Vice president SA operations

TEBOHO MAHUMA, General manager communications and government relations

GERHARD POTGIETER, Senior vice president business development

EBRAHIM TAKOLIA, General manager investor relations

"THE LAST FIVE YEARS HAVE BEEN EXTREMELY ACTIVE FOR YOUR COMPANY. WE HAVE MOVED AGGRESSIVELY TO RESTRUCTURE THE GROUP, MODERNISE OUR OPERATIONS, AND HONE OUR PORTFOLIO OF INVESTMENTS TO ACHIEVE A GREATER FOCUS WITH LOW-COST, HIGH MARGIN MINES AND BENEFICIATION PLANTS, WHILE AT THE SAME TIME PROVIDING SUPERIOR RETURNS TO SHAREHOLDERS."



RICK MENELL
Chairman

A MESSAGE FROM THE CHAIRMAN

To our shareholders

This year marks two important anniversaries. 1 June 2003 was the 70th birthday of the Anglovaal Group, and 7 December 2003 marks the fifth anniversary of the current structure of Anglovaal's successor, Anglovaal Mining Limited (Avmin), following the unbundling of Anglovaal Industries, the consolidation of our mining interests and the staged removal of our outdated control structure.

Avmin over the last five years

The last five years have been extremely active for your Company. We have moved aggressively to restructure the Group, modernise our operations, and hone the portfolio of investments to achieve a greater focus while at the same time providing superior returns to shareholders. Our operating assets now comprise low cost, high margin modern mines and beneficiation plants.

Strategic actions have included:

- The Avmin Group has bought five mining assets for approximately R1.7 billion in the ferrous, precious and base metals sectors.
- Ten assets have been sold by the Avmin Group for R6.5 billion, divesting from diamonds, coal, industrial minerals, higher cost mature gold operations, Iscor and our troubled investment in Chambishi Metals plc (Chambishi).
- A special distribution to shareholders of R2.9 billion was made in 2000 following the sale of our diamond interests; and
- The Avmin Group has completed nine major projects for a total capital cost of R5.9 billion in our chosen focus sectors of ferrous, precious and base metals.

All these transactions have been profitable and the new projects successful, with the exception of our Zambian cobalt/copper venture at Chambishi.

Through our strategies of divesting low-margin or troubled businesses, and capitalising new modern mechanised operations with low costs, Avmin has built a platform for future growth that is as competitive as any other South African mining company.

When measured by share price, cash dividends and capital distributions, Avmin has delivered superior returns to shareholders since its formation on 7 December 1998: all-in returns to shareholders over the nearly five years have averaged 40 per cent per annum measured in rand terms, and 31 per cent per annum in US dollar terms. Over the three years, since the distribution of R27 per share in July 2000, rand returns have averaged 20 per cent per annum and US dollar returns 17 per cent per annum. These returns have been achieved in a fast-changing and unpredictable environment, despite highly volatile rand/US dollar exchange rates and commodity prices, dramatic changes to the South African regulatory environment and a major setback at Chambishi.

Financial year 2003

Much of the work to achieve our long-term objectives took place over the last financial year, and is described in detail in Jan Steenkamp's chief executive officer's report. A number of major capital projects reached full production during the year, including Target gold mine, Chambishi's cobalt smelter and the Machadodorp ferro-chrome smelter. We achieved the major objective of eliminating US$170 million of debt, which necessitated the sale of Chambishi and 13 per cent of our shareholding in our subsidiary, Avgold. The Group reduced its consolidated net debt-to-equity from 42 to 11 per cent by year-end, and Avmin itself became debt free shortly after the end of the financial year.

The sale of Chambishi resulted in an exceptional loss of R649 million. The sales agreement provides for us to earn up to an additional US$25 million through royalties over the next six years, depending on cobalt prices, production volumes and the resolution of tax issues with the Zambian government by the new owners. Avmin has no material remaining liabilities or obligations relating to Chambishi. This project has been a major disappointment, but we can now move forward unencumbered by the cost and extra risks that it represented.

The sale of Chambishi by Avmin and the higher-cost ETC gold assets by Avgold significantly reduced the overall risk profile of the Group. An additional benefit of Avgold's sale of ETC for R255 million was that it enabled Avgold to reduce its debt significantly, eliminating US dollar borrowings, refinance the remaining debt and thereby achieve freedom to manage a restructuring and continuous reduction of its remaining gold hedge book.

The rand strengthened unexpectedly by 36 per cent during the financial year. An immediate benefit to the Company was that the repayment of the US$170 million debt related to Chambishi, during May to August 2003, cost R400 million less than it would have a year previously.

However, our earnings from ongoing South African operations suffered from the strong rand.

A MESSAGE FROM THE CHAIRMAN

Our South African operations, Assmang, Avgold and Nkomati nickel, all achieved outstanding operating results for the year, with record production volumes and low unit costs. Despite the stronger rand, Group headline earnings were similar to the previous year at R197 million (R204 million). Group headline earnings increased 18 per cent to R241 million before the effect of unrealised non-hedge derivative losses.

These results include the significantly reduced losses at Chambishi of R95 million (loss – R221 million), as well as the reduced earnings from ferrous metals at R152 million (R270 million) due principally to a stronger rand.

A substantial improvement in net cash flow from operating activities of 113 per cent to R630 million (R296 million) reflects the maturity of our newly-capitalised, competitive low-cost operations. The cash generated was applied towards debt reduction and the completion of capital projects throughout the Group.

Dividends

In light of the Company's loss after tax, the board does not consider it appropriate to declare a dividend for the year ended 30 June 2003. However, we recognise the importance to shareholders of the payment of regular dividends and plan to recommence dividend payments as soon as we can do so withouth incurring debt specifically to fund such payments.

Sustainable development

The Group has evolved in its management of sustainable development. A separate report accompanies this annual report covering safety, health, HIV/AIDS, and environmental and community development issues. We continue to improve our ability to achieve superior "triple bottom line" returns, in the financial, environmental and community development fields.

Despite our strenuous efforts and successes, I regret to report that six members of our team lost their lives in separate accidents during the year at our Nchwaning manganese mine, Beeshoek iron ore mine and ETC gold mine. On behalf of the board and all at Avmin, I extend our condolences to the families. It is a top priority of the Group to avoid any fatalities, and there is no reason why we cannot achieve this. Apart from these tragic losses, safety performance improved significantly from levels a year ago.

HIV/AIDS

Avmin's Sustainable Development Report provides details of our extensive strategies for managing the impact of the HIV/AIDS pandemic. Group wide testing has been completed for a second time, with results showing HIV prevalence among our permanent work force of eight per cent, but a much higher level of 19 per cent for the external contractors working for the Group. I believe our strategies for dealing with the financial and social impacts of HIV/AIDS are among the most progressive and effective in the South African private sector.

Legislative changes

During the year, the Minerals and Petroleum Resources Development Act (MPRDA) was enacted, and the Mining Charter between mining stakeholders was negotiated and signed. Despite some remaining ambiguities, we wholeheartedly support these instruments which provide a much higher degree of certainty as well as several major challenges for the industry as a whole. Your Company is actively engaged in all the relevant areas to meet the requirements of the MPRDA and the Mining Charter in order to achieve new order mining and prospecting licences for all our operations. The challenges of Black Economic Empowerment (BEE) are being addressed at both the mining asset level and at the corporate level, with some progress being made through the sale of ETC and a memorandum of understanding was signed with a BEE group led by TISO Capital (Proprietary) Limited on our Two Rivers platinum project. The new requirements present both opportunities as well as potential costs, and are central to our future growth strategies. We continue to explore innovative solutions for achieving and exceeding the challenging, but necessary, requirements set by the new legislation.

The final pieces of legislation governing the new mining regime are the "Money Bill" outlining the new royalty regime, and the "Beneficiation Bill" dealing with government policy on encouraging beneficiation of natural resource products. Both are in their formative stages. There have been some concerning indications that these instruments will inhibit new investment and reduce the industry's competitiveness, but as with the Mining Charter, an active and constructive dialogue is underway that should enable a compromise to be reached that will be acceptable to all stakeholders in the South African mining industry.

New growth projects

Avmin has continued to develop attractive new mining and metals investment opportunities while bringing our major projects to full operation; the Nkomati nickel expansion, Two Rivers platinum project, iron ore rationalisation and expansion, Target North gold prospect, Avmin Alloys (AvAlloys) superalloy initiative and a new gold discovery at Otjikoto in Namibia provide a range of potential opportunities in favourable sectors. The Nkomati nickel expansion and Two Rivers platinum project feasibility studies were completed during the year with encouraging results. Both await financing and go-ahead decisions in the near future.

A MESSAGE FROM THE CHAIRMAN

Future growth strategy

With rapid change underway and likely to continue for some time in the South African mining industry, combined with our quality operating assets and major in-house growth projects, I believe we have every opportunity to achieve returns for shareholders over the next five years that are as attractive as those we have delivered since 1998.

Two key objectives must still be achieved in order to give Avmin the best opportunities to grow, deliver value to shareholders and create new quality jobs and national wealth.

- We must build a stronger financial base to support new mining investments: despite reducing our group gearing to low levels we are too small to support fully the risk investment required for our larger in-house projects such as the Nkomati expansion and Two Rivers platinum project.
- We must become a fully empowered Company so that we can utilise our resources to become a partner-of-choice for new mining ventures. We must achieve a dominant shareholding in our Company by historically disadvantaged South Africans, who can make a leadership contribution to the Group.

The purchase of 34.5 per cent of the ordinary shares in Avmin by Harmony Gold Mining Company Limited (Harmony), itself 15 per cent owned by African Rainbow Minerals Investments and Exploration (Proprietary) Limited, offers special opportunities to achieve both these key objectives.

All strategic options are under thorough and urgent evaluation and our objective is to announce a plan by early 2004 that will demonstrate an exciting and profitable future for our Company.

The year ahead

The strategic objectives that I have outlined as well as the extreme volatility of the rand makes it difficult to predict headline earnings for next year with any confidence. Throughout the Group we plan to increase production volumes over the current year, while maintaining the current low operating costs but this may not fully offset the impact of the current strong rand on Group earnings. Management teams at all the operations are implementing a range of strategies to counter the effect of a stronger rand on cashflows, including a focus on essential capital expenditure items only and further cost reduction initiatives. We are also reviewing all the key economic assumptions that underpin new project feasibility studies: projecting a stronger rand may lead to the deferral of go-ahead decisions on certain projects.

Team changes

Following the completion of the sale of shareholdings in the Company, those directors nominated by Anglo American Corporation of South Africa Limited and Arctic Resources Limited resigned. These were: Barry Davison, his alternate Bill Nairn, Dave Barber, Philip Baum, Roy Oron, Nir Livnat, Brian Frank and Brian Menell. They all made a very significant contribution to the Group and served diligently. I thank them all for their input and commitment.

Harmony nominated three directors to the board: Patrice Motsepe, Bernard Swanepoel and Pine Pienaar. All are welcome and have already made important contributions.

David Murray retired as chief executive officer on 30 June 2003, but remains a non-executive director. He made a major contribution, particularly in improving the Group's management structure, and guided us through some very challenging times. Jan Steenkamp, previously chief operating officer, has joined the board as chief executive officer, accompanied by Doug Campbell as chief financial officer.

During the year we completed a radical, but necessary, restructuring of our head office with some 120 of our close colleagues leaving us, including several who have invested their entire careers with Avmin. The sale of ETC and Chambishi also resulted in a large number of departures. I am grateful to all involved for their contribution and the highly professional way in which they all handled these difficult transitions.

Finally I would like to thank all my colleagues on the board, in the executive and throughout the Group, as well as our many business partners, for working so hard and so well to steer Avmin onto an exciting course for the future.

RICK MENELL
Chairman

[illegible]0 October 2003
Johannesburg

"I WOULD LIKE TO EXPRESS MY APPRECIATION TO ALL AVMIN STAFF FOR THEIR DEDICATION AND SUPPORT DURING A TOUGH YEAR. SPECIFICALLY, I WOULD LIKE TO THANK EMPLOYEES AT THE OPERATIONS FOR THEIR SPECIAL EFFORT TO IMPROVE ON PRODUCTION TARGETS WHILE MAINTAINING OPERATING COSTS AND THE JOHANNESBURG STAFF FOR THEIR CO-OPERATION AND UNDERSTANDING DURING THE RESTRUCTURING. AVMIN, WITH ITS HIGHLY SKILLED AND EXPERIENCED WORKFORCE, IS WELL PLACED TO MEET THE CHALLENGES OF THE FUTURE."



JAN STEENKAMP
Chief executive officer

CEO'S REPORT

Operationally, this has been a good year for Avmin. Our mines and beneficiation plants have all produced record production, with Avgold Limited's (Avgold) new Target gold mine completing its first full year of production. The credit for consistently achieving productivity and efficiency gains must be passed on to all Group employees and I express my gratitude to them.

Group revenue for the year ended 30 June 2003 increased nearly R850 million to R4,9 billion, largely as a result of the inclusion of Target for its first full year of operation. Operating income decreased by 35 per cent to R521 million. This decrease, notwithstanding higher production and increased US dollar product prices, was largely as a result of the impact of the 11 per cent strengthening in the year-on-year average rand/US dollar exchange rate, as well as the R103 million Avgold charge for unrealised non-hedge derivatives.

The Group's results were adversely affected by Chambishi Metals plc's (Chambishi) performance and a weak cobalt price. Avmin sold its 90 per cent ownership of Chambishi effectively at year-end.

The Group's headline earnings before unrealised non-hedge derivatives increased to R241 million (2002: R204 million), which equates to 215 cents a share (184 cents a share).

AVMIN SHARE PRICE December 1998 to 30 June 2003


Distribution to shareholders of R27.00 per share


M J S D M J S D M J S D M J S D M J
99 99 99 99 00 00 00 00 01 01 01 01 02 02 02 02 03 03

JSE Securities Exchange SA share price performance
Avmin was listed in its current form on 7 December 1998

FERROUS METALS

At **Assmang Limited** (Assmang) we continue to benefit from the dramatic rise in world steel production that enabled production growth, while benefiting from a high through-put to maintain a competitive cost profile. The rand exchange rate is, and will always be, a key profitability determinant in this manganese, iron ore and chrome business. This is illustrated by Assmang's revenue increasing marginally by 3,4 per cent year-on-year, whereas total sales volume rose by over 11 per cent, indicating that the product prices per ton and consequently our margins, were significantly affected by the strong rand. As management we continue to attempt to counter the rand's strength with operational improvements. We remain enthusiastic about the markets for Assmang's products in the year ahead and we anticipate further strong production growth. We are also preparing for growth within Assmang:

- The Nchwaning manganese mine's new shaft will be in production by the end of the current financial year;
- Assmang has entered into a heads of agreement with Kumba Resources Limited with the purpose of exchanging information to evaluate possibilities that may result in the swapping of iron ore assets. In addition, various expansion scenarios are being investigated; and

PRECIOUS METALS

Avgold concluded the sale of the ETC division during June 2003 for R255 million and shortly after year-end sold the mine's houses to the same buyer for R15 million. The sales proceeds were utilised to redeem part of the syndicated loan raised for the development of Target mine. Avgold subsequently refinanced the remaining debt facility repaying its US dollar debt exposure. Avgold's debt:equity ratio at year end was 5,6 per cent.

After a steep learning curve at Target mine the operation is now reaching design criteria. Not surprisingly, for a new deep level gold mine, Target's first year of operation experienced some 'teething' problems in using highly mechanised techniques in massive mining areas. At these depths, Target is a pioneering venture for the mining industry and we expected to encounter some challenges. The Target team has now defined and is achieving its critical path schedule to ensure optimal operation at the mine with greater confidence. Production during the current financial year is showing a major improvement. Target's team did a superb job in resolving some of the technical challenges at the early start-up stage of this mine. Our vision of creating a low-cost, long-life gold mining company is now a reality.

During the year we accelerated the pre-feasibility study on the very large gold resources immediately north of our Target mine. The study has been presented to the Avgold board and some revisions are being considered. This study indicates that a phased approach may provide rates of return that are more attractive to Avgold's shareholders than a mega twin shaft mine system. We will be in a position to communicate results of the study to all shareholders soon.

Avmin's 56 per cent shareholding in Avgold was reduced to 42,3 per cent following the sale of 90 million Avgold shares through an international private placement. The proceeds were used to repay the Group's debt relating to Chambishi.

The **Two Rivers platinum project** feasibility study has been completed and is ready to be presented to the partners for a development decision. Avmin intends to enter the platinum industry in a significant way through the Two Rivers project and the Nkomati expansion project (see below under Base Metals).

Two Rivers has attractive ore reserve grades and we have demonstrated the feasibility of mechanised mining and concentrate production for toll treatment. However, the current strong rand and uncertainty regarding the very high and poorly-structured proposed royalty on platinum production raise serious questions about the attractiveness of the project. Before these two factors entered the equation, the Two Rivers partners Avmin and Impala Platinum Holdings Limited had signed a memorandum of understanding with potential new Black Economic Empowerment (BEE) partners to acquire up to 25 per cent of the project. This arrangement includes significant financial assistance from the existing shareholders. The impacts on Two Rivers of these factors are under review, and go-ahead for this new mine awaits satisfactory resolution of these uncertainties.

BASE METALS

Nkomati continues to deliver excellent results. While the rand's strength negatively impacted the South African mining industry over the last year, in Nkomati's case, the surging nickel price certainly compensated. The current MSB mine was originally designed at a production rate of 10 000 tons per month and it is a tribute to the people at the mine, that we were able to achieve over 24 000 tons per month over the last financial year.

The proposed Nkomati expansion is equally exciting. The current infill exploration drilling programme is delivering better than expected mineralisation results and, together with the significant work that has been done on the feasibility study, I am confident that we have the makings of a great new South African mining operation. While the rand and Royalty Bill will have an impact on the decision to proceed with this operation, the nickel price that is forecast to remain strong over the medium term will count in the project's favour.

Avmin is presently operating a pilot test facility, for a nickel-based superalloys plant located outside Johannesburg. **Avmin Alloys** (AvAlloys) intends to produce high performance alloys for various applications using raw material feed obtained from Avmin (and the South African mining industry) while utilising the benefit of low local operating costs. The key to success is to produce a good quality product, that is within defined specifications for various users of alloys. We are having advanced discussions with a large aerospace engine manufacturer on product offtake and the provision of expertise.

We sold **Chambishi,** our Zambian cobalt and copper business, to the Swiss incorporated J&W Holding AG's subsidiary ENYA Holdings BV, effectively at year-end, for a cash consideration of US$6,5 million, equivalent to R49 million. Additional amounts of up to US$25 million are payable to Avmin over the next six years, which are dependent on production volumes and defined minimum cobalt prices being achieved by Chambishi over the next five years, as well as the resolution of Chambishi's tax position. These additional income flows have not been accrued. In addition, the purchasers have assumed responsibility for approximately US$25 million, equating to R188 million, of contingent liabilities.

The decision to dispose of Chambishi was made to reduce the Group's overall risk profile and to enable the repayment of related US$170 million of debt at a time of rand strength. The disposal resulted in a consolidated Group loss of R649 million (R1 619 million impairment). Avmin has no material remaining liabilities or obligations relating to Chambishi.

EXPLORATION

One of the aspects of Avmin's business that does not receive high profile attention are our exploration initiatives. This has, for many years, been a part of the core delivery for the Group, namely: the discovery, assessment, building and profitable operation of new mining ventures. The Nkomati mine, the Forzando coal mine (since sold), the South iron ore mine, and more recently Target, are just some of the examples. Group exploration is continuing today at Nkomati, Assmang (notably on the vast northern iron ore resources), north of the Target gold mine in the Free State, in Namibia (for gold), and in the Democratic Republic of Congo (DRC) and Zambia for base metals.

In Namibia, our geologists have discovered a gold deposit in the northern part of that country at Otjikoto. Early indications are that potential exists for a shallow, open-pit, economically exploitable gold deposit, which could contain one to two million ounces of gold. Gold mineralisation occurs with a shallow-dipping package hosting a 20 to 40 metre thick, fabric-parallel vein system with gold grades ranging between 1 and 3 g/t over these widths. The Otjikoto gold discovery is being advanced to a feasibility study stage. In addition, regional gold exploration programmes in the Otavi area surrounding the Otjikoto discovery, are also being fast-tracked. We have a dominant, secured land position and a distinct technical advantage given our understanding of these newly discovered mineralising systems.

In Zambia and the DRC, we have seven locations covering large tracts of land that have indicated significant, mainly copper/cobalt, resources. These areas are the subject of either seismic studies, exploration drilling, data sharing or pre-feasibility studies. As a diversified entity with considerable experience in the southern and central African region, and with a more robust outlook for copper, Avmin will continue its efforts to assess the viability of building new low-cost, high margin operations in these areas.

PROJECT PIPELINE


GROWTH
DISCOVERY
Base metals
• Zambia
• DRC
Precious metals
• Target North
• Sun South
• Namibia
FEASIBILITY
Base metals
• Nkomati II
• AvAlloys
Precious metals
• Two Rivers
Ferrous metals
Underground
IN DEVELOPMENT
Ferrous metals
• Nchwaning III (Mn)
SUCCESSFUL REALISATION
IN OPERATION

MY APPRECIATION

I would like to express my appreciation to all Avmin staff for their dedication and support during a tough year. Specifically, I would like to thank employees at the operations for their special effort to improve on production targets, while maintaining operating costs and the Johannesburg staff for their co-operation and understanding during the restructuring. Avmin, with its highly skilled and experienced workforce, is well placed to meet the challenges of the future.

AVMIN'S GROWTH STRATEGY IS UNDERPINNED BY ITS QUALITY OPERATING ASSETS AND MAJOR IN-HOUSE GROWTH PROJECTS







Assmang Limited, 50,3 per cent owned by Avmin, operates three divisions: manganese, iron ore and chrome. Its manganese ore and iron ore mining operations, Nchwaning and Beeshoek, are in the Northern Cape. Manganese alloys are produced at the smelting and refining facilities at Cato Ridge, KwaZulu-Natal. Chrome ore is mined at the Dwarsrivier mine in Mpumalanga, and chrome alloys are produced at the nearby Machadodorp works.

FERROUS METALS – ASSMANG: Revenue for the year ended 30 June 2003 rose by 3,4 per cent to R2 905 million through a strong operating performance, while headline earnings decreased by 54 per cent to R204 million (R443 million) primarily as a result of the strengthening of the rand/US dollar over the past year – an average exchange rate of R8,97 to the US dollar was realised on export proceeds compared with R10,12 for the previous year.

Headline earnings by the three divisions, before deducting Secondary Taxation of Companies, amounted to R285 million (R351 million) from the manganese division, R59 million (R135 million) from the iron ore division and a loss of R134 million (R40 million – loss) from the chrome division.

Assmang's product sales for the year were:

metric tons	**2003** **000**	2002 000
Iron ore	**5 263**	4 775
Manganese ore (excluding deliveries to the Cato Ridge alloy operation)	**1 171**	999
Manganese alloys	**206**	187
Charge chrome	**244**	190
Chrome ore (excluding deliveries to Machadodorp alloy operation)	**20**	39
Captial expenditure (million)	**R338**	R372

IRON ORE: World steel production for the first half of 2003 increased by 8,2 per cent to 466 million tons and production in calendar 2003 is expected to reach 955 million tons (902 million tons). The biggest contributor to these record levels is China, which increased steel production for the first half of 2003 by 21 per cent. Consequently sales volumes of iron ore for the year under review increased to a record 5,3 million tons (4,8 million tons). Further increases in sales volumes are likely to be restricted by the limited additional railage and shipping capacity through the port of Saldanha Bay. US dollar prices for both lumpy and fines have increased by just below nine per cent on average for the period April 2003 to March 2004.

MANGANESE: Manganese ore also benefited from the increase in global steel production. Sales volumes, excluding deliveries to the company's Cato Ridge Works, increased to 1,2 million tons (1,0 million tons). Sales of manganese alloys increased over the previous year to 197 000 tons (187 000 tons) in line with higher production at the Cato Ridge Works. High carbon ferro-manganese export sales reduced by 15 000 tons to 127 000 tons due to increased transfers of molten metal for the production of refined ferro-manganese. Sales of refined ferro-manganese increased to 45 000 tons (32 000 tons). Silico manganese sales improved as a result of higher production volumes to 25 000 tons (13 000 tons). The expected increase in world steel production will result in an increased demand for manganese alloys. The supply of manganese alloys has returned to normal following supply disruptions experienced during calendar 2002.

CHROME: The stronger rand together with low charge chrome stocks world wide resulted in US dollar prices rising by approximately 50 per cent over the past year. Sales volumes of charge chrome increased by almost 30 per cent to 244 000 tons (190 000 tons).

PROJECTS: Assmang continued its significant capital programme, spending R338 million (R372 million) during the year, of which R95 million was spent on its new shaft complex at the Nchwaning manganese mine. The project is scheduled for completion during mid 2004 at a total cost of R601 million excluding capitalised interest. Current and additional enhancement projects include the possible construction of an underground mine at Dwarsrivier chrome mine and the development of additional mineable reserves for the iron ore division.

OUTLOOK: Sales of Assmang's products remain fairly buoyant and tonnages for the year appear likely to approximate those of the previous financial year. With the exception of ferro-manganese, US dollar prices for Assmang's products are expected to be higher than those achieved in the 2003 financial year. Earnings growth will be significantly dependent on the rand/US dollar exchange rate and, to a lesser extent, cost saving initiatives at the Company's divisions. Better margins for ferro-chrome could flow from improved utilisation of available capacity and higher prices.

Various expansion scenarios involving the Group's iron ore assets in the Northern Cape are being investigated and the company has entered into a heads of agreement with Kumba Resources Limited for the purpose of technical information exchange with a view to evaluating certain of these possibilities.

The precious metals division comprises:

- Avgold Limited, 42,3 per cent owned by Avmin, operates the Target gold mine and is currently conducting exploration and project feasibility work on a large, unexploited adjoining gold resource north of Target.
- Two Rivers Platinum (Proprietary) Limited, 55 per cent owned by Avmin, is in the process of advancing a feasibility study to assess the viability of a 200 000 ounce a year PGM operation. Two Rivers has been granted a mining licence and its environmental management programme was approved.



PRECIOUS METALS – AVGOLD: The Target mine was commissioned in May 2002 and the ETC division was sold in June 2003. These two events fundamentally changed the profile of Avgold. Revenue increased significantly to R1 000 million (R364 million) following the commissioning of Target. Headline earnings increased to R26 million (R21 million) after the R103 million charge to income following the restructuring of the rand-gold hedge book into US dollar denominated gold hedges. Headline earnings before the unrealised hedge derivative adjustment were R128 million (R36 million).

Avgold Operating results		**2003**	2002
Operating profit	R million	**109,9**	17,3
Gold sold	kg	**11 899**	4 179
Yield	g/t	**8,57**	8,56
Cash costs	R/kg	**56 503**	64 277
	US$/oz	**193**	198
Capital expenditure	R million	**122,9**	437,5

TARGET: The mine milled 1 068 376 tonnes of ore at a yield of 8,57g/t. Gold sold amounted to 9 155kg, of which 697kg was from the old Loraine mine's cleanup. The cash cost was R51 327/kg, or US$175/oz. Capital expenditure decreased significantly to R100,5 million (R404,8 million). Target's life of mine plan was updated during the year, extending the mine's life by five years to 18 years. The revised proven and probable underground reserves increased from 2,52Moz to 3,86Moz.

ETC: Avgold sold its ETC assets for R255 million to a Metorex Limited led consortium, realising a profit of R7,1 million. During the period to 15 June 2003, the date of sale, ore milled at ETC rose to 320 388 tonnes (315 523 tonnes) from the Sheba, New Consort and Fairview mines, at a yield of 8,56 g/t (8,89 g/t). Total gold sold decreased slightly to 2 744 kg (2 805 kg) at a cash cost of R73 744/kg (R69 805 /kg) or US$252/oz (US$215/oz).

NORTHERN FREE STATE: The surface exploration drilling in the Target north area, immediately north of Target mine, was completed. This, together with additional underground exploration drilling, resulted in 5,66Moz being upgraded from the inferred to indicated resource category.

Mineral resources Target extension (including Sun)		**2003**	2002
Indicated	(Moz)	**24,49**	18,83
Inferred	(Moz)	**35,13**	42,62
Total	(Moz)	**59,62**	61,45

HEDGING: As at 30 June 2003 Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R192 million. This was calculated at a gold price of US$346,15/oz and an exchange rate of US$1,00:R7,51. The hedges are un-margined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes. During June 2003 the rand gold hedge book was restructured in terms of the company's hedging policy into US dollar gold commodity hedges, and as a result of the rigid structural rules of the Generally Accepted Accounting Statement on Financial Instruments, AC133, an amount of R103 million was charged to the income statement.

PRECIOUS METALS – TWO RIVERS PLATINUM (PROPRIETARY) LIMITED (Two Rivers): The mining licence and environmental management programme were, respectively, granted and approved by the Department of Minerals and Energy in March 2003. Expenditure of R29 million was incurred duing the year. An additional R47 million has been approved by the shareholders for the continuation of the project. Avmin presently holds 55 per cent of the equity and Impala Platinum Holdings Limited the balance. A memorandum of understanding was signed with a consortium led by TISO Capital (Proprietary) Limited to acquire up to 25 per cent of Two Rivers' equity.

The base metal division now comprises the Nkomati mine, South Africa's only primary nickel producer, following the sale of Chambishi Metals plc. Nkomati also produces copper, cobalt and platinum group metals as by-products.



BASE METALS – NKOMATI MINE: This 75 per cent owned mine performed well, notwithstanding the significant strengthening of the rand against the US dollar, as a result of increased production and the strong performance of the US dollar nickel price during 2003.

SALES TONNAGES: The mine treated a total of 302 000 tons (256 000 tons) of ore, producing 55 300 tons (46 500 tons) of concentrate at an average nickel grade in concentrate of 9,96 per cent (9,33 per cent).

The quality of the MSB orebody was demonstrated once again with nickel head grades averaging 2,38 per cent, significantly above the planned head grade of 2,18 per cent. The mine has been consistently operating at its maximum design capacity at an average of 25 000 tons of run-of-mine ore a month and the objective is to maintain the overall nickel grade, while keeping the costs at current levels.

Nkomati Production		**2003**	2002
Nickel	tons	**4 900**	3 900
Copper	tons	**3 300**	3 000
Cobalt	tons	**62**	52
PGMs	ounces	**39 000**	35 000

Excluding nickel, other metals contributed 35 per cent (42 per cent) of the mine's total revenue. The nickel price averaged US$3,48/lb (US$2,68/lb) during the year and the mine's cash cost to produce nickel, net of by-products, was US$0,67/lb (US$0,32/lb).

FINANCIAL RESULTS: The mine's revenue for the year increased by 16 per cent to R503 million (R435 million), despite the strengthening of the rand, as a result of the stronger US dollar nickel price and higher metal production recorded during the year. Cost of sales increased 19 per cent to R260 million (R218 million); this was comparable with increased production. Operating profit increased 13 per cent to R236 million (R209 million), and profit before tax was lower at R203 million (R221 million) as a result of the decline in interest received and the increase in exchange losses.

EXPANSION: Further alternatives have been evaluated for the expansion of the mine. An infill-drilling programme is currently underway to assist in finalising mine plans. Once completed, the decision to expand the mine will be presented for final approval.

BASE METALS – CHAMBISHI: The planned redesign and refurbishment of the furnace at Chambishi in August/September 2002 affected Chambishi's operating results significantly, Chambishi reached full production levels in December 2002.

PRODUCTION: Chambishi increased cobalt production by 32 per cent to 4 900 tons (3 700 tons) from toll refining and smelting, while incurring a headline loss of R95 million, compared to the previous year's R221 million loss.

SALE: The Avmin board decided that selling Chambishi was the best option, after:

- Fully assessing the impact of the various technical problems that have been experienced at Chambishi;
- Evaluating the projected return on investment and cash flows;
- Considering the near-term requirement for additional on site capital investment;
- Considering the constraints imposed by the limitations on investment in the SADC region, which Avmin had exceeded; and
- The decision by the Zambian government to sell the Baluba and Luanshya copper operations to J&W Holdings AG, and the non-implementation of the development agreement.

Together with the Chambishi sale, the disposal of 13 per cent of Avgold's issued share capital, and using its own rand cash resources Avmin was in a position to repay the US dollar debt – at advantageous exchange rates – that had been raised to purchase and sustain Chambishi. Prior to the sale, repayment of the US dollar debt utilising Avmin's rand resources had been precluded.

JAN STEENKAMP
Chief executive officer

Johannesburg
3 October 2003

GENERAL STATEMENT

Avmin's method in reporting of mineral resources and mineral reserves conforms to the South African Code for Reporting Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Institute of Mining and Metallurgy Joint Ore Reserves Committee Code (JORC Code).

The convention adopted in this report is that mineral resources are reported exclusive of that portion of the total mineral resource converted to a mineral reserve, unless otherwise specified. Underground resources are in-situ tonnages at the postulated mining width, after deductions for geological losses and pillars. Resources from dumps are estimated as in-situ tonnages.

Underground mineral reserves reflect milled tonnages while surface (dumps) mineral reserves are in-situ tonnages without dilution. Both are quoted at the grade reporting to the mill.

The evaluation method is generally ordinary kriging with mining block sizes ranging from $20*20m^2$ to $100*100m^2$. Inverse distance is used in a few instances and with similar block sizes. The evaluation process is fully computerised and mostly decentralised. The software package utilised is Datamine. The Sichel-t estimator is often applied in gold exploration projects.

ASSMANG LIMITED

The mineral reserves of the iron operations (Beeshoek) increased during 2003 by eight per cent to 487Mt (449,8 Mt), while the mineral resources decreased by three per cent to 488,1Mt (503,6Mt). These variations result from the intensified drilling programmes that have enabled the definition of new resources and the conversion of a considerable amount of resources to reserves, particularly for the deposits in the Bruce farm 544 Kuruman District. Mineralisation at 60 per cent iron and below is considered contaminated ore and discarded from the resource/reserve base.

Manganese operations (Nchwaning and Gloria). The mineral reserves remained practically unchanged from last year at 11,6Mt (12Mt) while the mineral resources dropped by 28 per cent to 155,5Mt (215,9Mt). The latter is due primarily to the revaluation of the inferred mineral resources in Gloria as a result of geological reinterpretation. The mineral resources and reserves are reported at current contract grades or at guaranteed minimum grades, whichever is relevant.

Chromitite operations (Dwarsrivier). Mineral reserves remained unchanged from last year at 25,9Mt . The mineral resources dropped by 34 per cent to 69,8Mt (106Mt). This arises from the conversion of resources to reserves and the revaluation of inferred mineral resources.

AVGOLD LIMITED

The following parameters were used in the assessment of mineral resources and mineral reserves for Avgold:

Parameters	Measure	Target
Gold price	R/kg	R106 000
Pay limit	g/t	4,00-7,00[1]
Block factor	%	n/a
Dilution	%	7,32
Mine recovery factor[2]	%	94,0
Plant recovery factor	%	96,7

[1] Pay limit varies within the range given dependent on the mining method and orebody geometry

[2] Mine recovery factor is the ratio of gold estimated in-situ and gold reporting to the plant

In-situ mineral resources were estimated at the following cut-off grades:

Measured and indicated mineral resources	0,0-2,0g/t[3]
Inferred mineral resources	2,0-3,0g/t[4]

[3] Subject to mining method and reefs/partings structural relationship

[4] 2,0g/t within Target mine and 3,0g/t for Target extensions

Avgold reserves in 2003 increased by 16 per cent to 3,93Moz (2002: 3,39Moz) while the resources decreased by six per cent to 74,56Moz (79,72Moz). The main reasons for these variations were the disposal of the ETC division during the year and the inclusion of results of the drilling programmes. These programmes have been undertaken in the Paradise portion of the Target mine lease area and between the Dam Fault and the Blast Fault and have added further Elsburg Reefs, Big Pebble Reefs and Dreyerskuil Reefs to the probable mineral reserve and indicated mineral resource base.

AVMIN

The **TWO RIVERS PLATINUM** project (Two Rivers) is owned by Avmin, and Impala Platinum Holdings Limited. It is located within the southern sector of the eastern limb of the Bushveld complex, on the farm Dwarsrivier 372KT. The UG2 and Merensky orebodies are present on the farm. A feasibility study has been completed recently on the UG2 orebody and a pre-feasibility study is near completion on the Merensky orebody.

An extensive exploration drilling campaign has targeted the UG2 over the property and provided Merensky intersections to the west of the Merensky outcrop position. A total of 125 boreholes, of which 73 were drilled by Two Rivers, formed the base of the feasibility study. A detailed geological model of the UG2 reef facies (defined as geozones based on the number of chromite layers present), structure, PGE mineralisation, rock engineering parameters, and metallurgical performance for the life-of-mine was compiled. The grade evaluation was derived by ordinary kriging of 325 UG2 intersections. The mineral resources of the UG2 are defined from the top contact to the base of the main UG2 chromitite layer including all internal pyroxenite dilution.

The mine will be developed as a trackless mechanised operation, using a bord-and-pillar mining layout. The concentrate will be treated using a mass flotation circuit; dense media separation (DMS) is not required at Two Rivers.

The resource to reserve conversion was done using the Mine 2-4D optimisation software package to select the optimum economic cut subject to the geological, geotechnical, and trackless mining constraints. Unplanned and off-reef dilution, followed by a 95 per cent mine call factor (MCF), have been applied to the output from the optimiser to provide the fully diluted mill head grade of the reserves.

For convenience at this stage of the feasibility study, the mineral resources are inclusive of those mineral resources converted to mineral reserves. For all practical purposes, all of the measured and indicated mineral resources of the UG2 were converted to mineral reserves in the feasibility.

NKOMATI: The mineral resources and reserves were unchanged from last year arising from the re-evaluation of the mine's reserves. A cut-off grade of 0,3 per cent nickel or higher was applied. Nkomati is a joint venture with Anglo Operations Limited with Avmin owning 75 per cent of the operation.

COMPETENCE

The competent person with overall responsibility for the compilation of the mineral reserves and resources is Dr FA Camisani-Calzolari, (PrScNat); a private consultant to Avmin.

The following competent persons were involved in the calculation of mineral resources and reserves. They are employed by Avmin or its subsidiaries, unless otherwise stated:

Resources	Reserves
M Burger, PrSciNat	VG Duke, PrEng
RM Carey, PrSciNat	A Durrant, NHD.Met.Min
LAD Carter*, MGASA	D Heyl, BSc (Min. Eng)
A du P Ferreira, PrSciNat	N Horswell, PrEng
R Hornsey, PrSciNat	L Monama, BSc (Min. Eng)
Dr WD Northrop, PrSciNat	A Mostert, PrMs
A Pretorius, PrSciNat	N Muller, BSc (Min. Eng)
RF Tucker, PrSciNat	N Schwab, PrEng
P van der Merwe, PrSciNat	
R van der Westhuizen, PrSciNat	
J Vieler*, PrSciNat	
JAS Woolfe, PrSciNat	

*Private consultant

Most of the competent persons are members of either the South African Council of Natural Scientific Professionals (SACNASP, PrSciNat) or Engineering Council of South Africa (ECSA, PrEng) or the Association of Professional Surveyors of South Africe (PLATO, PrMs), and each have in excess of five years' experience relevant to the style of mineralisation and type of deposits under consideration.

Consulting firms routinely audit the resources and reserves of most operations.

Maps, plans and reports supporting resources and reserves are available for inspection at Avmin's registered office and at the relevant mines.

DEFINITIONS

The definitions of resources and reserves, quoted from the SAMREC CODE, are as follows:

A **'mineral resource'** is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.

An **'inferred mineral resource'** is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **'indicated mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'measured mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **'mineral reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proved mineral reserves.

A **'probable mineral reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **'proved mineral reserve'** is the economically mineable material derived from a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Dr FA Camisani-Calzolari, PhD (Sedimentology), MSc (Geostatistics)

29 August 2003

Summary of mineral resources and mineral reserves

ASSMANG

IRON	Tons		
Beeshoek	000		%Fe
Proved mineral reserves	487 000		64,85
Measured mineral resources	357 100		64,81
Indicated mineral resources	8 000		64,76
Inferred mineral resources	123 000		65,01
Total mineral reserves	487 000		64,85
Total mineral resources	488 100		64,86
MANGANESE			
Nchwaning		%Mn	%Fe
Proved mineral reserves	6 400	47,43	8,88
Measured mineral resources	84 400	44,66	8,31
Indicated mineral resources	11 000	48,98	10,21
Gloria			
Proved mineral reserves	5 200	39,11	4,66
Measured mineral resources	1 300	37,23	4,84
Indicated mineral resources	22 000	39,35	6,00
Inferred mineral resources	36 800	38,07	5,44
Total mineral reserves	11 600	43,70	6,99
Total mineral resources	155 500	42,59	7,41
CHROMITITE			
Dwarsrivier		$\%Cr_2O_3$	%FeO
Proved mineral reserves	15 146	39,26	23,28
Probable mineral reserves	10 772	38,75	22,95
Measured mineral resources	4 025	39,26	23,46
Inferred mineral resources	65 808	40,19	23,60
Total mineral reserves	25 918	39,05	23,15
Total mineral resources	69 833	40,14	23,59

AVGOLD

	Tonnes		
GOLD	000	g/tAu	Moz
Proved mineral reserves	5 748	7,81	1,44
Probable mineral reserves	15 149	5,12	2,49
Measured mineral resources	4 126	4,58	0,61
Indicated mineral resources	111 903	7,26	26,12
Inferred mineral resources	238 228	6,25	47,83
Total mineral reserves	20 897	5,86	3,93
Total mineral resources	354 257	6,55	74,56

MINERAL RESOURCES AND RESERVES (continued)

AVMIN

PLATINUM GROUP METALS Two Rivers† (UG2,UG2 leaders, Merensky orebodies)	Tons 000	g/t PGE* +Au	Moz
Proved mineral reserves	10 500	4,35	1,47
Probable mineral reserves	29 800	4,11	3,94
Measured mineral resources	11 700	6,39	2,40
Indicated mineral resources	81 900	4,38	11,53
Inferred mineral resources	18 400	4,81	2,84
Total mineral reserves	40 300	4,17	5,41
Total mineral resources	112 000	4,66	16,78

*UG2 reef – the palladium: platinum ratio is 1:1,58

NKOMATI NICKEL		%Ni	%Cu	%Co	g/tPt	g/tPd
Proved mineral reserves	1 104	2,19	1,17	0,10	1,77	4,48
Indicated mineral resources	121 200	0,48	0,19	0,03	0,27	0,72
Inferred mineral resources	467	1,52	0,57	0,07	0,23	0,58
Total mineral reserves	1 104	2,19	1,17	0,10	1,77	4,48
Total mineral resources	121 667	0,48	0,19	0,03	0,27	0,72

NKOMATI CHROMITITE		$\%Cr_2O_3$	%Ni
Indicated mineral resources	50 000	25,48	0,19

Note:

†Mineral resources are inclusive of mineral reserves in the Two Rivers Platinum project.

Resources and reserves are quoted in metric tons

Au	gold	FeO	ferrous oxide
Co	cobalt	Mn	manganese
Cu	copper	Ni	nickel
Cr_2O_3	chrome ore	Pt	platinum
Fe	iron	Pd	palladium

LEGISLATION

Avmin is supportive of the Minerals and Petroleum Resources Development Act (the Act) and accompanying broad-based economic imperatives, and has embarked on initiatives aimed at meeting these requirements, as set out below. The Act will change the current common law and statutory position in South Africa whereby mineral rights can be held privately. Instead, the State will assume sovereignty and custodianship of all mineral rights in South Africa, and will grant prospecting rights and mining rights to applicants, who might not be current holders. A transitional period is provided during which holders of existing mineral rights, upon meeting certain requirements, may convert existing in-use mining or prospecting rights, or in the case of unused rights may apply for new rights.

The Act also contains a provision intended to develop a broad based socio-economic empowerment charter facilitating the entry of historically disadvantaged South Africans (HDSAs – africans, coloureds, asians, females), into the mining industry. The scorecard which the State has issued pursuant to the charter requires, among other things, that mining companies achieve 15 per cent HDSA ownership of mining assets within five years and 26 per cent within 10 years. The charter also requires that mining companies provide plans for achieving employment equity at management level.

In view of meeting the charter's requirements Avmin:

- Has encouraged empowerment at shareholder level:
  - Black Economic Empowerment benefits from African Rainbow Minerals Investment and Exploration (Proprietary) Limited's involvement in the newly merged Harmony;
  - Avmin signed a memorandum of understanding with TISO Capital (Proprietary) Limited to acquire up to 25 per cent of Two Rivers Platinum (Proprietary) Limited;
  - A Metorex Limited subsidiary which acquired ETC from Avgold has a 26 per cent HDSA shareholding through MCI Resources (Proprietary) Limited; and
  - The Group is also exploring other empowerment opportunities.
- Has initiated an audit of Avmin and how the Company meets the requirements of the charter. To this end a scorecard, which evaluates the current position of Avmin relative to the required position five years after the Act is proclaimed, is in the process of being compiled. This evaluation will highlight the areas where Avmin needs to concentrate its efforts in order to meet the charter's requirements.
- Is presently introducing a preferential procurement policy.

EMPLOYMENT EQUITY

Avmin's goals for the implementation of its employment equity strategy include the elimination of all discriminatory practices, direct or indirect, and all forms of unfair gender discrimination. Avmin has made significant progress in removing barriers that unfairly restrict employment and development opportunities, and improved representation of designated groups at all levels to meet its long-term objective of reflecting the demographics of the regions in which it operates. The Company is committed to making clear development and advancement opportunities available to all employees. These goals are seen as business imperatives.

The Company has initiated a process for the accelerated development of employees, in compliance with the Employment Equity Act. This process is intended to address the existing equity imbalances as soon as possible.

Avmin established a transformation committee chaired by the chairman of the board of directors to define targets and the strategy for meaningful transformation. The committee met regularly throughout the year to set targets for Avmin. National and industry demographics and Group profiles were assessed. Group succession plans were reviewed to identify positions pledged for Employment Equity replacements and Group targets were identified per level.

GROUP WORKFORCE PROFILE

The percentage of Avmin's workforce defined as HDSAs within occupational categories are indicated below:

Occupational categories	30 June 2001 %	30 June 2002 %	**30 June 2003 %**
Legislators, senior officials and managers	7	14	**16**
Professionals	40	38	**38**
Technicians and associate professionals	56	57	**59**
Clerks	97	96	**98**
Service and sales workers	91	84	**94**
Craft and related trade workers	51	44	**42**
Plant and machine operators and assemblers	92	92	**92**
Elementary occupations	98	98	**98**

In compliance with section 22 of the Employment Equity Act, the above table summarises the progress report as submitted to the Department of Labour, setting out the occupational categories as at 30 June 2003.°

GROUP RISK MANAGEMENT POLICY

Anglovaal Mining Limited is committed to ensure that sound and effective systems of internal control and risk management practices are developed, embedded, cost effectively implemented and consistently reviewed at all levels within the Group, in order to:

- Create and maintain a safe working environment to protect and promote the health, safety and well being of our people and the communities in which we operate;
- Develop positive relationships with all stakeholders so that environmental needs and concerns are appropriately addressed;
- Preserve and enhance our assets and earnings potential; and
- Introduce a preferential procurement policy.

In the implementation of this policy we are:

- Actively pursuing measures to bring about further improvements in safety performance and consistently striving to protect the health, safety and well being of all people affected by our operations;
- Integrating environmental management into all our activities (this key performance area regulates that we operate in accordance with the principles and procedures of the environmental management programme as defined in the Mines and Minerals Act as a minimum standard);
- Identifying, evaluating and regularly reviewing risks facing the Group and developing and maintaining appropriate contingency plans to safeguard shareholders' investment and company assets;
- Implementing and maintaining effective risk control programmes;
- Retaining risk and/or self insuring to our optimal capacity, consistent with conservative financial constraints and shareholders' interests; and
- Using secure insurance and re-insurance markets to insure against catastrophic incidents and losses beyond our risk retention capacity.

The risk management committee, chaired by the group risk manager, comprising the chief executive officer, vice presidents and financial officers, is responsible for co-ordinating and directing the overall risk management initiative within the Group. This includes the ongoing review of our business and strategic risks, conducting and reviewing the regular independent evaluations of risk and risk control activities in the Group in order to ensure that major risks are identified and managed, and that acceptable standards are maintained.

This committee is also responsible to ensure that risk management programmes comprehensively protect the Group against catastrophic loss. The risk management committee reports to the board committee on risk.

The general manager of each operation is directly responsible for all aspects of risk management in the business areas under their control, including determining their own specific insurance and risk financing arrangements.

The Group's objective in implementing this risk management policy is to ensure that in conjunction with the activities of the internal auditors and the audit committee, responsible and effective corporate governance is maintained and to manage, in the long-term, the total cost of risk to all Group companies.

CORPORATE GOVERNANCE

Avmin, through the activities of its audit committee and the Group's overall risk management initiatives, endeavours to identify and manage risks and meet the criteria of the King Report on Corporate Governance for South Africa 2002. For further details refer to the corporate governance report on page 36.

CURRENCY AND COMMODITY PRICE RISKS

Avmin's revenues are sensitive to currency fluctuations because all of Avmin's revenues are generated using metal prices denominated in US dollars, while most of the costs are incurred in rand. Depreciation of the rand against the US dollar increases Avmin's revenue when translated into rand, thereby increasing the operating margin. Conversely, appreciation of the rand against the US dollar, decreases revenues when translated into rand. Accordingly, the effect on profitability of any change in the value of the rand against the US dollar can be substantial.

Avmin has not actively hedged future commodity revenues for the commodities that it produces against price fluctuations. The only hedging transactions that are outstanding are those residual gold hedges that Avgold was required to enter into to meet bank covenants in securing a syndicated loan to bring its Target mine into production.

HIV/AIDS RISK

The prevalence of HIV/AIDS among our employees poses risks to Avmin by potentially reducing productivity and increasing medical and other costs. The workforce has an infection rate of eight per cent compared to the 2002 national South African average of 26,5 per cent. Details about how this risk is managed within the Group is provided in the sustainable development report 2003.

ENVIRONMENTAL REGULATIONS

The Mine Health and Safety Act 1996 imposes various duties on mines and grants the authorities broad power to, among other things, close unsafe mines and order corrective action relating to health and safety matters. Avmin is well placed to proactively manage risks in this regard through its sustainable development policy, details of which can be found overleaf.

SUSTAINABLE DEVELOPMENT

Avmin's sustainable development mission is to convert mineral wealth into income and other forms of sustainable capital to the mutual benefit of shareholders, employees, local communities, and other interested and affected parties where appropriate.



KEY ELEMENTS OF THE SUSTAINABLE DEVELOPMENT POLICY
Sustainable development
as part of Avmin's core business
Effective integration of economic, environmental and social needs
Safety
Health Occupational
Environment
Social investment
HIV/AIDS
GOVERNANCE ISSUES

The five primary pillars of the Avmin policy on sustainable development are safety, health (occupational), the environment, social and community investment, and HIV/AIDS. The key premise of the sustainable development policy is its ability to convert the raw ore that Avmin mines (natural resource capital) into sustained shareholder income as well as new forms of capital such as economic, social and human capital, all of which are essential requirements for sustainable development to succeed.

COMMITMENT

At Avmin we are committed to:

- Embedding sustainable development as an integral part of the business;
- An occupational health and safety approach that views any incident in a serious light and any accident at any of the operations as unacceptable;
- The prevention and management of HIV/AIDS as a key strategic health imperative;
- An environmental goal that seeks to effectively and beneficially integrate the end use of mining land into the community and ecology;
- Legal compliance (as a minimum), including clear and effective communication with government and the public, with third party verification of performance reports;
- Ethical and transparent behaviour and practices based on the principles of honesty, equity, freedom and opportunity for everyone;
- Willing and constructive engagement with employees on matters of mutual concern;
- Working smartly, responsibly and efficiently to effectively integrate economic, environmental and social needs as a basis for continuously improving performance and ensuring trust; and
- Investing one per cent of our pre-tax profit to seed and enable sustainable development initiatives in communities.

FRAMEWORK

Each Avmin operation is encouraged to develop its own sustainable development policy, strategy and programme; to meet its unique circumstances and to give effect to the Group's commitment to sustainable development. To this end, the Group's policy framework is as follows:

- Business case for sustainable development; A policy, strategy and programme at each operation reflecting the premise that sustainable development makes good sense, and that ultimately, it is the core of what will sustain business itself;
- Community Development; The involvement of local communities and other role players in decisions impacting upon our respective needs and concerns;
- Communication; Effective communication with all role players in the process of achieving "buy-in" and ownership;
- Partnership approach; Implementing sustainable development programmes in a manner complementary to state planning and in partnership with government and other role players where appropriate; and
- Roles and responsibilities; Clear definition of the identity and responsibility of the various role players.

SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT

The board reports, with regret, six fatal accidents that occurred during the year at Group operations and extends its condolences to the bereaved families and friends. Three fatalities occurred at the manganese mines, two at the iron ore mine, and one at ETC. These deaths are viewed as a tragedy, and steps to reinforce the Group's commitment to safety have been taken.

Avmin is gathering information on the extent to which it is exposed to business risks that stem from HIV/AIDS. Avmin's HIV/AIDS strategy seeks to adopt a proactive and caring approach while managing the impact the pandemic may have on its business.

Avmin's sustainable development initiatives continue to contribute meaningfully to the social and economic landscape in South Africa. Details on the Group's activities are contained in the sustainable development report, which will be posted to shareholders with the annual report.

The Anglovaal Mining Limited Group has strong commitments to a wide range of corporate governance practices. The directors of Avmin are ultimately accountable to shareholders and have a responsibility, both collectively and individually, to ensure that a high standard of corporate governance is maintained.

KING CODE OF CORPORATE PRACTICE AND CONDUCT

The board of Avmin is committed to maintaining the standards of integrity, accountability and openness advocated in the King Report on Corporate Governance for South Africa 2002 (King II Report) and believes that in all material matters the Company has complied with the stipulated requirements. Some minor exceptions are recorded under reports on the relevant committees.

The directors endorse and, since 1 July 2001, have applied the Code of Corporate Practice and Conduct set out in the King Reports I and II.

BOARD OF DIRECTORS

Avmin has a unitary board of 11 directors. The members comprise a chairman, chief executive officer, chief financial officer, four independent non-executive directors and four non-executive directors. Avmin has a full time chairman, with responsibility for strategic matters and a separate chief executive officer. The board considers the appointment of a full time chairman as being in the Company's best interest. Their respective diverse skills and expertise are reflected on pages 6 to 8.

The board met on five occasions during the 2003 financial year. In addition, two ad-hoc meetings were held to consider the international sale by the Company of 90 million Avgold Limited ordinary shares. Details relating to the board's various committees are detailed below.

At the board meetings held on 23 July and 9 September 2003 the directors adopted a board charter and a revised code of ethics, respectively. The board charter governs the conduct of the board as to strategic planning and performance, capital funding and financial matters, operational matters, legislation compliance, appointment and removal of directors and matters pertaining to board committees. The chairman is responsible for the attainment of the strategic objectives set by the board and ensuring that its policies are adhered to. Further, the board has expressly included in its charter and those for its various committees regular reviews thus ensuring their continued relevance. Corporate governance is consistently applied and promoted throughout the Group by these means.

The Company's articles of association stipulate that the maximum term of office for directors is three years; one-third of the directors retire by rotation annually and, if eligible for re-election, their names are submitted for election at the annual general meeting. All directors who were appointed subsequent to the last annual general meeting are required to seek election at the following annual general meeting. Directors seeking election at the annual general meeting are required to complete, sign and have submitted to the JSE Securities Exchange, South Africa section 21 declarations as to their qualifications, experience and integrity.

Mr DN Murray has a consulting contract with the Company. There are no other contracts with board members. All directors are entitled to seek independent professional advice about the affairs of the Company at its expense. Members have access to the advice of the Group company secretary.

The directors fees and attendance fees payable to the chairman and directors were reviewed during the year and increases payable from 1 July 2003 are recommended for adoption at the annual general meeting. It was felt that fees needed to be increased so as to attract and retain members of the board. Full details are contained in the notice to annual general meeting on page 94.

The Company's senior vice presidents attend all meetings of the board by invitation.

BOARD COMMITTEES

The directors of the Company appoint both executive and non-executive members to the various committees. The non-executive directors play an active role, particularly in the capacity of chairmen of most committees. The committees meet at defined times during the year and provide the board with an effective communication forum. The attendance of members at committee meetings is reflected in the table "meeting attendances" on page 38. The delegation of authority to committees does not mitigate the board's responsibility for discharge of its duties to the Company's stakeholders.

The information provided to the board is derived from external sources and internally from minutes, proposed strategies and plans as well as reports of the Company's activities. Detailed information is presented to the pertinent board committee. No restrictions are placed upon accessing Avmin sources.

The directors' responsibility relating to annual financial statements is detailed on page 41.

Audit committee

KW Maxwell (chairman), DE Jowell, Dr MZ Nkosi, PC Pienaar

The members of this committee comprise three independent non-executive directors, one of whom is the chairman, and one non-executive director. Three meetings were held during the 2003 financial year. The chairman of the Company, chief executive officer and chief financial officer attend these meetings by invitation.

The main responsibilities of this committee include the safeguarding of the Company's assets and shareholders' investments, the maintenance of high standards of records and systems of internal control as well as the monitoring of standards of corporate governance. The committee reviews all significant transactions that do not form part of the Company's normal business as well as related party transactions entered into by the Company. In addition, the committee pursues the objective of ensuring that effective policies and practices are adopted in the preparation of public financial information. The committee conducts reviews of audits of expenditure, and major business risks that are undertaken by both internal and external auditors. It examines the respective plans and reports of the auditors to ensure effectiveness. The external and internal auditors have unrestricted access to the audit committee.

The committee's duties and responsibilities adopted in May 2000 are contained in 'The Role of the Audit Committee'. This document is being reviewed and enlarged into a charter during the 2004 financial year. A charter governing Group internal audit services is being considered by the committee as is a policy for non-audit services provided by the Company's auditors. These documents will be submitted for board approval early in 2004.

Nominations committee

RP Menell (chairman), DE Jowell, PT Motsepe, Dr MZ Nkosi

This committee was established on 11 September 2002 by the board and held its inaugural meeting on 15 January 2003. The appointment of the chairman of the Company as chairman of the committee was proposed and ratified by the board. Apart from the chairman there are three other non-executive members, two of whom are independent non-executive directors.

The board has ratified the committee's charter and the process for reviewing prospective directors. The process will ensure that selection will be both formal and transparent.

The committee's function is to ensure that the board will have an appropriate skills and experience mix amongst its members having regard to Avmin's activities in southern Africa. The committee will investigate the background of potential candidates prior to appointment to a seat on the board to ensure that such persons have no legal impediment to assuming such a role and that they are of the calibre, credibility and with the necessary skills and experience to bring independent judgement to bear on matters before the board.

Remuneration committee

KW Maxwell (chairman), JR McAlpine, RP Menell, ZB Swanepoel

Four directors comprise this committee being two independent non-executive directors, one of whom is the committee's chairman, one non-executive director, and the chairman of the Company. The members are not solely independent non-executive directors as specified by King II Report. The chief executive officer attends meetings by invitation. Similarly, the manager: Human resources, attends all meetings and has direct access to all committee members. Individuals withdraw from meetings when matters personally affecting them are discussed. Five committee meetings were held during the twelve months to 30 June 2003.

This committee is tasked, by its charter, to ensure the payment of appropriate levels of remuneration to directors and senior management of the Company. The committee determines broad policy for individual remuneration and benefits to maintain a compensation policy that is both competitive and equitable. The committee authorises the granting of scheme shares and/or share options to incentive scheme participants in accordance with the Anglovaal Mining Share Incentive Scheme's trust deed.

Risk committee

DN Murray (chairman), DN Campbell, RP Menell, Dr MZ Nkosi, PC Pienaar, JC Steenkamp

The committee is chaired by a non-executive director and has as its members Avmin's chairman, chief executive officer, chief financial officer, an independent non-executive director and a non-executive director. Two meetings were held during the period under review, chaired by the then chief executive officer.

The committee's responsibilities and that of the management risk committee are contained in the terms of reference approved by the board on 11 September 2002. These committees assist the board in the discharge of its duties in relation to risk matters, providing assurance that:

- The main strategic and significant business risks facing the Group are identified together with attendant controls/management assurance;
- The total process of risk management is effectively designed, implemented and monitored;
- The process is integrated into the day-to-day activities of the Group; and
- Ongoing consultations occur between the board risk and audit committees.

The management committee, that reports to the board risk committee, is chaired by the Group risk manager and comprises the chief executive officer and senior executives. This committee meets regularly during the year to co-ordinate and monitor the Group's risk initiatives. Professional advisers attend these meetings and provide assurance that the risk initiatives are appropriately focused. Four management committee meetings have been held during the year ended 30 June 2003.

The management committee has engaged the services of independent risk engineering consultants to grade each operation against international risk standards for the management of fire, security, engineering, commercial, crime, environmental, contingency planning and mining to monitor whether these standards are met. The committee is also responsible for ensuring that appropriate financial and insurance mechanisms comprehensively protect the Group against catastrophe risk.

The management at each of the Group's operations and at head office have identified, in conjunction with professional advisers and the agreement of the relevant risk committees, all significant risks that exist in the Group and have documented control measures and responsibility for dealing with these risks.

Sustainable development committee

Dr MZ Nkosi (chairman), KW Maxwell, RP Menell, PC Pienaar, JC Steenkamp

The committee comprises two independent non-executive directors, the Company's chairman, chief executive officer, and one non-executive director. The vice president: Sustainable development attends these meetings by invitation. Two committee meetings were held during the year.

Safety and health matters are considered at every board meeting of directors. Avmin's charter on sustainable development was approved by the board on 9 September 2003, thereby replacing the existing terms of reference for the board's environmental committee, safety, health and environmental committee, policies on safety and health, and environmental strategy and policy. The board's and the committee's primary focus is:

Safety. Evaluation of safety policy and Group statistics and performance. This evaluation incorporates the comparison of Group results against benchmarks provided by other international mining companies and operations and the meeting of statutory and regulatory compliance requirements. Group safety objectives take cognisance of these benchmarks.

The fundamental approach within the Group towards safety is the active participation of all employees and contractors in the attainment of "*target zero, zero tolerance*". This philosophy requires a structured approach together with training programmes that have been devised and implemented at the operations. The approach has the full accountability and empowerment of appropriately appointed persons and embraces risk assessment and management, the review of safety performance, in which the evaluation and analysis of accident statistics are prominent features. Safety forums have been established at the operations.

Occupational health. Evaluation of information from operations against set objectives relative to statutory and regulatory compliance and those areas of specific interest to Avmin. Areas of concern include mangaruom, occupational lung diseases, and noise induced hearing loss.

There is an ongoing process embracing medical examinations on appointment and cessation of employment, and thorough regular testing coupled with occupational diseases prevention programmes at all operations.

Environment. Evaluation of reports from operations against statutory and regulatory requirements. Approval of funds voted to meet legislated requirements.

Avmin actively manages its environmental management responsibilities by having independent audits undertaken every second year. The second audit cycle was completed during the 2003 financial year. The Group's aim is to minimise the negative effects of our mining activities on the environment by monitoring, ongoing rehabilitation and by the provision of adequate funding for operation closure and post closure maintenance.

HIV/AIDS. A comprehensive strategy has been devised to hinder the spread of this disease at Avmin's operations, full details of which are contained in the sustainable development 2003 report which accompanies this annual report. Monitoring and evaluation against this strategy receives urgent attention. Those affected are being counselled and assisted.

A Group sustainable development committee, comprising senior managers, under the chairmanship of the chief executive officer, assists the board committee. The committee meets quarterly.

A preferential procurement policy is being developed and will be submitted to the board in early 2004 for approval.

Details of Avmin's sustainable development and community intervention are also available in the sustainability development report.

Meetings attendance for the year ended 30 June 2003

			Board	Audit	Nominations	Remuneration	Risk	Sustainable Development
Director		Appointed (Resigned)	Meetings attended/potential meeting attendances					
Menell	RP		5/5*	3/3	1/1*	5/5	2/2	2/2
Steenkamp	JC	12/5/2003	1/1				1/1	
Barber	DD	(8/5/2003)	4/4	2/2				
Baum	PM	(8/5/2003)	4/4		1/1		1/1	
Campbell	DN	12/5/2003	1/1				1/1	
Davison	BE	(8/5/2003)	3/4			3/4		1/2
Frank	B	(15/5/2003)	4/4				1/1	2/2
Jowell	DE		3/5	2/3	1/1			2/2
Livnat	N	(9/12/2002)	0/3					
Maxwell	KW		5/5	3/3*		5/5*		2/2
McAlpine	JR		5/5			4/5		
Menell	BM	(16/5/2003)	2/4					1/2
Motsepe	PT	5/5/2003	0/1					
Murray	DN		5/5				2/2*	
Nkosi	MZ		5/5	2/3	1/1		1/1	2/2*
Oron	R	(24/10/2002)	0/2					
Pienaar	PC	5/5/2003	1/1				1/1	
Swanepoel	ZB	5/5/2003	1/1			0/1		

*Chairman

CHIEF EXECUTIVE'S COMMITTEE

This committee is mandated to assist in implementing the strategic direction of the Group, implementing strategy and maintaining effective management on a day-to-day basis. The committee meets fortnightly and is chaired by the chief executive officer. The committee includes the chief executive officer and chief financial officer. The committee members contribute a diverse range of professional skills across the broad spectrum of the Company's activities. Their names appear under senior management on page 9. The vice president: Corporate development attends all committee meetings and has direct access to committee members.

TREASURY COMMITTEE

The committee, under the chairmanship of the chief financial officer, meets fortnightly, and more often as necessary, with Andisa Treasury Services (Proprietary) Limited (Andisa) to discuss market conditions, treasury operations and existing and future hedging strategies. The primary focus of the committee is the reduction of risk in commodities and currencies. Andisa implements decisions taken. Andisa does not perform an executive or decision-making role. Advice is also sought from other outsiders on a continuous basis.

The committee operates within clearly defined parameters set by the board.

GROUP INTERNAL AUDIT

The Group internal audit department operates with full authority of the directors. The head of this department reports functionally to the chairman of the audit committee and has unrestricted access to the chairman of the board, the chief executive officer and other members of the audit committee. The internal audit department performs a variety of activities that ultimately result in an examination and evaluation of the effectiveness of all operating sectors of the Group's business. Through this process, operating and business risks are highlighted and the systems of operating and financial controls are monitored. All issues are brought to the attention of the audit committee, the directors and members of the executive and risk committees and external auditors. Issues that require corrective actions are discussed by senior management and acted upon with urgency under the auspices of the audit committee.

CODE OF ETHICS

The Company is committed to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. All directors and employees are required to maintain the highest ethical standards to ensure that the Company's business practices are conducted in a reasonable manner, in good faith and in the interests of the Company. The board approved a revised Company code of ethics on 9 September 2003.

The Company in the furtherance of ensuring that the code of ethics is adhered to has established and enforces regulations and disciplinary procedures in this regard.

The Company enforces closed periods prior to the publication of its interim and final results. During this time directors, officers and designated persons who may have access to price sensitive information, are precluded from dealing in the Company's securities. A closed period extends from 15 days before the end of a reporting period or the financial year until the day of publication of the results in the press. Where appropriate, dealing is also restricted during sensitive periods when major transactions are being negotiated and a public announcement is imminent. These restrictions also apply to other listed companies within the Group.

With effect from 1 September 2003 all directors and designated officers are required to obtain the chairman's, or in his absence the chief executive officer's or failing him the chief financial officer's, written approval prior to dealing in the Company's securities. The Company's chairman in these instances is required to seek the approval of the chairman of the remuneration committee. Similar provisions apply to directors of other listed companies within the Group.



APPROVAL OF ANNUAL FINANCIAL STATEMENTS

Directors' responsibility relating to annual financial statements

It is the directors' responsibility to prepare annual financial statements that fairly present the state of affairs and the results of the Company and of the Group. The external auditors are responsible for independently reviewing and reporting on these annual financial statements.

The annual financial statements set out in this report have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. They are based on appropriate accounting policies which have been consistently applied, and which are supported by reasonable and prudent judgements and estimates. The annual financial statements have been prepared on a going-concern basis and the directors have no reason to believe that the business of the Company will not be a going concern in the year ahead.

To fulfil its responsibilities, management maintains adequate accounting records and has developed and continues to maintain systems of internal controls.

The Company and its subsidiaries' internal controls and systems are designed to provide reasonable but not absolute assurance as to the integrity and reliability of the annual financial statements and to adequately safeguard, verify and maintain their assets. These controls are monitored throughout the Group and nothing has come to the directors' attention to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The annual financial statements and Group annual financial statements which appear on pages 42 to 86 were approved by the directors on 3 October 2003 and are signed on their behalf by:

RP Menell
Chairman

JC Steenkamp
Chief executive officer

Johannesburg
3 October 2003

ANNUAL FINANCIAL STATEMENTS

AUDITORS' REPORT

To the members of Anglovaal Mining Limited

We have audited the annual financial statements and Group annual financial statements of Anglovaal Mining Limited set out on pages 43 to 86 for the year ended 30 June 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 30 June 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

Ernst + Young

Ernst & Young
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
3 October 2003

CERTIFICATE BY SECRETARY

I certify that the requirements as stated in section 268G(d) of the Companies Act have been met and that all returns, as are required of a public company in terms of the aforementioned Act, have been lodged with the Registrar of Companies and that such returns are true, correct and up to date.

RH Phillips
Group company secretary

Johannesburg
3 October 2003

Business of the Company

The business of the Company and its subsidiaries and associates is to explore, develop, operate and hold interests in the mining and minerals industry. The operational focus is in the following areas: Ferrous, precious and base metals.

The Company maintains a core central unit that provides a range of services and skills within the areas of finance, legal services and human resources. Strategic initiatives and commercial transactions are implemented and maintained by the central unit and the Company also participates directly in, and arranges finance for mineral prospecting operations and mining development.

The Company's shares are listed on the JSE Securities Exchange, South Africa and the London Stock Exchange.

Review of operations

The activities and results of operations of the Group for the year ended 30 June 2003 are incorporated in a message from the chairman and CEO's report: pages 11 to 25.

The most significant events which occurred during the year under review were:

Chambishi Metals plc's redesigned furnace was successfully brought into operation during the first half of the year. During February 2003 the board decided to dispose of Chambishi Metals plc and Chambishi Marketing (Proprietary) Limited ("Chambishi") to reduce the overall risk profile of the Group.

Avgold Limited's ("Avgold") ETC division was sold. Avmin sold by way of an international placement 90 million of its Avgold shares during April 2003.

The background and effect of these events are discussed below.

Acquisitions and disposals

The following significant transactions occurred during the year ended 30 June 2003:

- Avgold concluded the sale of its ETC division to a Metorex Limited led consortium during June 2003 for R255 million resulting in a gain of R7 million. The proceeds were utilised to redeem part of the syndicated loan raised for the development of the Target mine. This allowed Avgold to refinance the remaining debt facility and remove its US dollar debt exposure. Avgold's year-end debt:equity ratio was 5,6 per cent.
- Avmin's 56 per cent holding in Avgold was reduced to 42,3 per cent following the sale of 90 million Avgold shares through an international private placement. The US$72 million proceeds were used to repay Chambishi's debt guaranteed by Avmin.
- Avmin's entire 90 per cent holding in Chambishi was sold to the Swiss incorporated J&W Holdings AG's subsidiary ENYA Holdings BV, effectively at year-end, for a cash consideration of US$6,5 million, equivalent to R49 million. The proceeds from the above transactions enabled the repayment of the related US$170 million of debt in the Group at the time of rand strength.
- Additional sums of up to US$25 million are payable to Avmin from Chambishi over the next six years. These sums are dependent upon production volumes and defined minimum cobalt prices being achieved by Chambishi over the next five years, as well as the resolution of Chambishi's tax position. These additional sums have not been accrued. The disposal resulted in a Group loss of R649 million (R1 619 million impairment). The control of the operation effectively passed to the new owners on 30 June 2003. The transaction was concluded on 17 July 2003 and the results to that date have been reflected for the year under review.

Other than the Chambishi transaction to the date of this report, no other significant acquisitions or disposals have taken place.

The Company's direct and indirect interests in its principal subsidiaries, joint ventures, partnerships and other investments are reflected in separate reports; refer pages 84 to 86.

Financial

The financial positions of the Company and the Group and the results of their operations and cash flows for the year under review are reflected in the financial statements. Group borrowings at 30 June 2003 totalled R822 million (2002: R2 696 million) and at the date of this report are R675 million. The Company's borrowing powers in accordance with its articles of association are unlimited save as to any regulation as may be made by the Company in general meeting. There are at present no such regulations. Avgold continues to be consolidated as Avmin controls the board of directors.

Share capital

The Company's authorised share capital was increased by special resolution during the year from 196,7 million ordinary shares to 300 million ordinary shares and at 30 June 2003 was:

Authorised share capital	R million
300 000 000 ordinary shares of 5 cents each	15,0

The principal movements of issued share capital that occurred during the period were:

Issued share capital	Shares
Shares in issue at 1 July 2002	111 443 652
Shares issued for options exercised by share incentive scheme participants	1 158 328
Shares in issue at 30 June 2003	112 601 980

Loans for purchase of mineral rights and mine development costs

The Company has advanced loans to certain subsidiary prospecting companies to finance the purchase of mineral rights and costs related to mine development.

Changes in accounting policies

No changes were made to the accounting policies during the year ended 30 June 2003. The policies stated in the annual financial statements are the same as for the year ended 30 June 2002.

Taxation

An appeal has been lodged against the assessment issued by the Revenue Authorities on the Company's 1998 return of income, Avmin's contention being that the premium payable on redemption of loan stock was of a revenue nature and therefore allowable. Our legal and tax advisers support our contention. No provision has been made in the annual financial statements for the assessment of R107 million plus interest.

The 1999 return of income has not been assessed and certain items in the submission are under discussion with the Revenue Authorities.

Returns of income for financial years 2000, 2001 and 2002 have been submitted to the Revenue Authorities, of these only June 2000 has been assessed.

Dividend policy

The current policy adopted by the directors is to declare an annual dividend with at least four times earnings cover.

Dividends

No dividends were declared during the year. In the light of the Company's financial performance and the board does not consider it appropriate to declare a dividend for the year ended 30 June 2003.

Directorate

The names and details of the directors of the Company are reflected on pages 6 to 8.

The following appointments and resignations occurred during the year under review:

Director appointed		Director resigned	
DN Campbell	12/05/2003	DD Barber	08/05/2003
PT Motsepe	05/05/2003	PM Baum	08/05/2003
PC Pienaar	05/05/2003	BE Davison	08/05/2003
JC Steenkamp	12/05/2003	B Frank	15/05/2003
ZB Swanepoel	05/05/2003	N Livnat	09/12/2002
		BM Menell	16/05/2003
		WA Nairn	08/05/2003
		Withdrawn as alternate to BE Davison	
		R Oron	24/10/2002

Mr DN Murray retired as the chief executive officer of the Company on 30 June 2003 and Mr JC Steenkamp was appointed in his stead on 1 July 2003. Mr Murray remains on the board as a non-executive director.

There have been no changes to the composition of the board subsequent to those detailed above.

The only contracts between the Company and its directors is a consultancy agreement with Mr DN Murray effective from 1 July 2003.

Directors' emoluments

The below detailed emoluments were paid to directors during the year ended 30 June 2003.

All figures in R000	Board and committee fees	Salary	Bonuses and performance related payments#	Pension scheme contri-butions	Severance package	Exercise of share options gains	**Total 2003**	Total 2002
Executive directors								
RP Menell	168	2 289	436	237	–	–	**3 130**	9 845
DN Murray	73	2 096	473	207	2 733	–	**5 582**	2 949
JC Steenkamp+	14	170	–	22	–	453	**659**	–
DN Campbell+	14	175	–	16	–	–	**205**	–
BM Menell	–	–	–	–	–	–	–	607
Total executive directors	269	4 730	909	482	2 733	453	**9 576**	13 401

Directors' emoluments (continued)

All figures in R000	Board and committee fees	Salary	Bonuses and performance related payments#	Pension scheme contri-butions	Severance package	Exercise of share options gains	**Total 2003**	Total 2002
Non-executive directors								
DD Barber*	64						**64**	11
PM Baum*	60						**60**	11
BE Davison*	65						**65**	11
B Frank	64						**64**	52
DE Jowell	81						**81**	61
N Livnat	21						**21**	38
Dr TV Maphai							**–**	35
KW Maxwell	131						**131**	402
JR McAlpine	77						**77**	63
BM Menell	50						**50**	1 240
PT Motsepe*	7						**7**	–
Dr MZ Nkosi	90						**90**	71
R Oron	13						**13**	63
PC Pienaar*	14						**14**	–
ZB Swanepoel*	10						**10**	–
Total non-executive directors	747	–	–	–	–	–	**747**	2 058
Total	1 016	4 730	909	482	2 733	453	**10 323**	15 459

Notes

\+ Messrs JC Steenkamp and DN Campbell appointed directors 12 May 2003

* Acted in a representative capacity; fees paid to the shareholder represented.

\# Bonuses and performance related payments made to directors. These payments are considered, individually for each executive director, by the remuneration committee and are weighted in a 70:30 ratio as to Company performance: individual performance, respectively. Payment was only made against individual performance as the threshold for Company performance was not attained.

Fees paid during the year ended 30 June 2003 were:

Directors' fees

	Annual	Per meeting
Chairman	R75 000	R5 250
Director	R43 000	R3 000

Increased fees: A motion will be proposed at the annual general meeting to increase the directors' fees, payable annually and per meeting. These fees were last increased on 1 July 2002. Please refer to page 94 for further details.

Committee fees, per meeting

	Audit	Nomination	Remuneration	Risk	Sustainable development
Chairman	R9 600	R6 600	R6 600	R8 000	R6 600
Member	R6 000	R4 000	R4 000	R4 800	R4 000

The above committee fees were paid during the year ended 30 June 2003.

Increased fees: The board resolved to increase these fees by nine per cent with effect from 1 July 2003.

Directors' emoluments earned as directors of Avgold Limited, a subsidiary of Avmin

All figures in R000	Board and committee fees	Salary	Bonuses and performance related payments	Pension scheme contri-butions	Exercise of share options gains	**Total 2003**	Total 2002
Executive directors							
DN Campbell*	40	319	79	30	463	**931**	800
DN Murray+	–	70	1 927	7		**2 004**	1 906
JC Steenkamp*#	40	547	284	58		**929**	–
Total executive directors	80	936	2 290	95	463	**3 864**	2 706
Non-executive directors							
RP Menell*	76					**76**	61
DN Murray+*	58					**58**	–
JC Steenkamp#						**–**	36
Total non-executive directors	134	–	–	–	–	**134**	97
Total	214	936	2 290	95	463	**3 998**	2 803

*Acted in a representative capacity; fees paid to the shareholder represented.

+Mr DN Murray was appointed a non-executive director of Avgold Limited on 1 September 2002. The emoluments paid to him, other than board and committee fees, were for his term of office as an executive director of that company, including performance related bonuses for the 2002 financial year.

#Mr JC Steenkamp was appointed Avgold's managing director on 1 September 2002.

Options

Options to subscribe for ordinary shares of five cents each in the Company granted during the year to 30 June 2003 are shown in the table below.

	Avmin	**Avmin**	**Avmin**	Avgold
Executive directors	RP Menell	JC Steenkamp	DN Campbell	DN Campbell
Granted as at	1 July 2002	12 May 2003	12 May 2003	12 May 2003
Number	385 131	315 615	196 266	628 893
Average exercise price per option –	R21,63*	R32,87*	R35,51	R2,90
Granted during the year				
Number	184 185	Nil	Nil	Nil
Strike price per option –	36,00	Nil	Nil	Nil
Exercised during the year				
Number	Nil	11 914	Nil	71 250
Average exercise price per option –	Nil	R0,71	Nil	R9,02
Held as at 30 June 2003				
Number	569 316	303 701	196 266	557 643
Average exercise price per option –	R26,28*	R34,13*	R35,51	R2,90
Latest expiry date	20 September 2010	20 September 2010	20 September 2010	26 August 2007

*The average exercise price per share inclusive of options granted to option holders to compensate for the reduction in share price following the special distribution of R27,00 per share in July 2000.

Options granted to directors subsequent to year end

The following options have been granted:

Executive directors	Options granted Date	Options granted Number	Strike price Per option
R P Menell	19 August 2003	37 010	R38,00
JC Steenkamp	5 August 2003	93 562	R39,50
DN Campbell	19 August 2003	88 904	R38,00

The options expire in eight years.

Interests of directors

The direct and indirect beneficial and deemed beneficial interests of the directors of the Company (including after due enquiry in this regard, their family interests) in the issued share capital of the Company at 30 June 2003 were as follows:

	30 June 2003		30 June 2002	
Ordinary shares	**Beneficial**	**Non-beneficial**	Beneficial	Non-beneficial
Direct interests				
Executive directors				
Non-executive directors				
KW Maxwell	**5 355**	–	5 355	–
Indirect interests				
Executive directors				
RP Menell	**263 149**	–	263 149	–
DN Campbell	**500**	–	–	–
Non-executive directors				
DD Barber	–	–	5 550	–
DE Jowell	–	–	–	35 071
Total	**269 004**	–	274 054	35 071

The Company has not been notified of any changes in these interests during the period 1 July 2003 to the date of this report. A register detailing directors' and officers' interests in contracts is available for inspection at the Company's registered office.

Secretary

The group company secretary is Mr RH Phillips. His business and postal addresses appear on page 93.

Shareholder spread

The following are the only shareholders beneficially holding, directly or indirectly, in excess of five per cent of the ordinary shares of the Company as at 30 June 2003:

	Registered shareholder		**Beneficial shareholder**		
Major shareholders	Shares held	% issued equity	Shares held	% issued equity	
ABSA Bank Limited	7 264 577	6,45			
First National Bank Limited	10 070 125	8,94			
Nedcor Bank Nominees Limited	20 317 137	18,04			
Old Mutual Holdings	12 549 913	11,15	12 549 913	11,15	Old Mutual Main Account
SMK Genomineerdes (Proprietary) Limited	38 821 530	34,48	19 394 881	17,22	African Rainbow Minerals Gold Limited
			19 394 880	17,22	Harmony Gold Mining Company Limited
Standard Corporate & Merchant Bank	21 082 968	18,73			
Directors	5 355	–	269 004	0,24	Directors
	110 111 605	97,79	51 608 678	45,83	Non-public shareholders
Minorities	2 490 375	2,21	60 993 302	54,17	Public shareholders
	112 601 980	100,00	112 601 980	100,00	

Further shareholder analysis are reflected on page 92.

Share incentive schemes

The Company has an employee share incentive scheme, namely The Anglovaal Mining Share Incentive Scheme (the Scheme).

Total options outstanding under the Scheme shall not exceed 10 per cent of the total issued share capital of the Company from time to time.

In addition to the above, another share incentive scheme is operated within the Group, namely The Avgold Share Incentive Scheme. This scheme's requirement concerning the total options outstanding under this scheme shall not exceed five per cent of the total issued share capital of Avgold Limited from time to time.

Options exercised by executive directors are also included in the following summaries of particulars required in terms of the Scheme and the JSE Securities Exchange, South Africa Listings Requirements for schemes:

	Anglovaal Mining Limited ordinary shares in issue	**The Anglovaal Mining** Incentive Scheme	Strike price per share	Avgold Limited ordinary shares in issue	The Avgold Share Incentive Scheme number	Strike price per share
	Number	Number		Number	Number	
At 30 June 2002	111 443 652	4 362 160		672 943 402	9 624 425	
Movements during the year:						
Options						
– granted		2 250 125	Varying		1 484 829	Varying
– exercised	1 158 328	(1 158 328)	between	3 510 154	(3 510 154)	between
– forfeited		(113 734)	R0,05* and		(582 942)	R2,00 and
			R69,25			R11,80
At 30 June 2003	112 601 980	5 340 223		676 453 556	7 016 158	
Movements subsequent to Year end:						
– granted		833 254	R38,00 and			
– exercised	543 412	(543 412)	R39,50			
At 15 September 2003	113 145 392	5 630 065				

	15 September 2003	30 June 2003	30 June 2002
Options granted to participants during the period	**833 254**	2 250 125	1 444 821
Number of **shares available** for purposes of the trust	**5 684 474**	5 919 975	6 782 205

Options outstanding at 30 June 2003 were as follows:

Expiry date	Number of options	Average price
30 June 2005	1 635	69,25
30 June 2006	87 332	3,68
30 June 2007	291 900	0,05*
30 June 2008	1 400 562	31,94
30 June 2009	218 261	30,06
30 June 2010	1 090 408	33,50
30 June 2011	2 250 125	36,33
	5 340 223	

*The impact on option holders of the special distribution to shareholders in July 2000 of R27,00 per share was compensated as follows:

The strike price was reduced by R27,00 per option to a minimum of R0,05 per share, being the nominal value; and
In the case of options at a strike price of less than R27,00 additional options were issued at a strike price of R0,05 each in respect of the value lost between R27,00 and the original strike price.

SPECIAL RESOLUTIONS passed by the Company and its subsidiaries during the period 1 July 2002 to the date of this report were:

Avmin

At the annual general meeting held on 8 November 2002 new memorandum and articles of association were adopted. The principal changes to the memorandum and articles of association were the cancellation of the compulsorily convertible preference shares' authorised share capital, increase in the authorised share capital from R9,8 million to R15 million ordinary shares of R0,05 each, and the main business and objects clauses were changed to more accurately describe the Company's business as "a mining and mineral company". The previous unlimited borrowing powers contained within the articles of association were not changed.

Similar articles of association were adopted at the annual general meetings held by **Avgold Limited** and **Village Main Reef Gold Mining Company (1934) Limited** on 18 October and 9 October 2002, respectively.

STRATE (Share Transactions Totally Electronic)

The Company's shares were dematerialised on 5 November 2001. Should you wish to trade your certificated Avmin shares on the JSE Securities Exchange, South Africa (JSE), you are urged to deposit them with a CSDP (Central Securities Depository Participant) or qualifying stockbroker as soon as possible. Trading in the Company's shares on the JSE is only possible if they exist in electronic format in the STRATE environment. Should you have any queries please contact the Company's transfer secretaries, Computershare Limited, Investor Services Division whose details are set out on page 93.

Reporting in United States dollars

To assist international investors a translation of convenience into United States dollars is provided for the Group balance sheets, income statements, changes in equity and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and at those ruling at year end for the balance sheet items. These documents are reflected on pages 87 to 91.

The consolidated financial statements are prepared in accordance with and comply with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

The principal accounting policies as set out below have been consistently applied.

BASIS OF CONSOLIDATION AND GOODWILL

Joint ventures

Joint ventures are contractual agreements whereby the Group has joint control over the financial and operating policy decisions of the enterprise. The Group's attributable share of the assets, liabilities, income and expenses of such jointly controlled entities is proportionately consolidated on a line-by-line basis in the Group financial statements.

The post-acquisition results of joint ventures are adjusted where necessary to take account of the effects of fair value from the effective date of acquisition to date of disposal.

Subsidiary companies

Investments in subsidiaries are accounted for at cost less impairments.

The results of subsidiaries are consolidated from the dates of effective control up to the dates effective control ceases. The post-acquisition results of subsidiaries are adjusted for the effects of fair value adjustments at acquisition, unrealised profits and goodwill adjustments.

Goodwill

Goodwill represents the excess of the cost of the investment over the fair value attributable to the net assets acquired. Goodwill is included in the total amount of intangible assets and is amortised on the straight-line basis over estimated useful life to a maximum of 20 years.

Any excess of the value attributable to the net assets acquired over the cost of the investment acquired is treated as negative goodwill. Where negative goodwill is considered to represent future losses and expenses it is amortised to the income statement as the losses and expenses are incurred. To the extent that negative goodwill does not relate to future expected losses and expenses, the amount of negative goodwill, not exceeding the fair values of acquired identifiable non-monetary assets, is recognised systematically over the estimated useful life of the depreciable non-monetary assets and any excess over fair value is recognised in income immediately.

Inter-Company transactions and balances

Consolidation principles relating to the elimination of inter-Company transactions and balances and adjustments for unrealised inter-Company profits are applied in all intra-Group dealings, whether it be transactions with subsidiaries, associated companies or joint ventures.

BORROWING COSTS

Borrowing costs that are directly attributable to the acquisition, construction or development of a qualifying asset that requires a substantial period of time to be prepared for its intended use are capitalised. Borrowing costs, on these assets, are expensed from the time that production becomes commercially viable.

DEFERRED TAXATION

Deferred tax liabilities and assets are recognised in respect of temporary differences between the book value and tax base of balance sheet items, including items with a tax base but no book value. The resulting net deferred tax assets or net deferred tax liabilities are recognised on the balance sheet.

Deferred tax is not recognised when the transaction involves the initial recognition of an asset or liability that is not subject to a business combination, and at the time of the transaction affects neither accounting nor taxable profit. Deferred tax assets are not recognised on negative goodwill and no deferred tax liability is recognised on goodwill for which amortisation is not deductible for tax purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax is calculated at the applicable rate for mining and non-mining taxes. In the case of mining taxes for gold mines, deferred tax is calculated at the mining cost formula rate that is expected to apply to the period when the asset is realised or the liability is settled.

SECONDARY TAXATION ON COMPANIES

Secondary tax on companies (STC) is recognised on the declaration date of all dividends and is included in the taxation expense in the income statement.

ENVIRONMENTAL REHABILITATION OBLIGATION

The estimated cost of final rehabilitation, comprising liabilities for decommissioning and restoration, is based on current legal requirements and existing technology and is reassessed annually. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Decommissioning

The present value of estimated future decommissioning obligations at the end of the operating life of an operation is included in long-term provisions. The unwinding of the obligation is included in the income statement. The related decommissioning asset is recognised in fixed assets.

Restoration

The present value of the estimated cost of restoration is included in long-term provisions. This estimate is revised annually and any movement is charged against income.

Expenditure on ongoing rehabilitation is charged to the income statement as incurred.

Environmental rehabilitation trust funds

Annual payments are made to rehabilitation trust funds in accordance with statutory requirements. The trust funds are recognised separately from the related liability on the balance sheet.

EXPLORATION EXPENDITURE

Exploration expenditure comprises expenditure incurred and advances made in respect of exploratory ventures for mining activities.

The costs of exploration programmes are expensed in the year in which they are incurred, except for expenditure on specific properties which have indicated the presence of a mineral resource with the potential of being developed into a mine, in which case the expenditures are capitalised and amortised in the same way as detailed in the accounting policy for Tangible assets – mine development and decommissioning below. Where it is subsequently found that no potential exists to develop a mine, the capitalised costs are written off in full.

FINANCIAL INSTRUMENTS

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade receivables, trade creditors, foreign exchange contracts and borrowings. Initial recognition is at cost when the Group becomes party to their contractual arrangements. Subsequent recognition is at fair value or at amortised cost. The recognition methods adopted are disclosed in the individual policy statements associated with each item. At each balance sheet date an assessment is made whether any financial assets are impaired. In the case of any impairment the asset is written down to the income statement.

Derivative instruments

Gains and losses on derivative instruments that effectively establish the prices for future production are recognised in revenue when the related production is delivered. In the event of early settlement of hedging contracts, gains and losses are brought into revenue at the date of settlement. Any potential loss on hedge positions below the current cost of production is recognised in the period in which it arises. These are accounted for as "normal purchase/normal sales transactions".

Forward exchange contracts are valued at the balance sheet date using the forward rate available at the balance sheet date for the remaining maturity period of the forward contract. Any gain or loss from valuing the contract against the contracted rate is recognised in the income statement unless the contract qualifies for special hedge accounting. A corresponding forward exchange asset or liability is recognised.

On settlement of a forward exchange contract, any gain or loss is recognised in the income statement.

Where the Group enters into cashflow hedges that qualify for special hedge accounting the effective portion of fair value gains and losses is recognised in equity. The ineffective portion is expensed in the income statement. When the underlying transaction occurs the gains and losses are recognised in earnings.

Investments

Investments other than investments in subsidiaries, associates and joint ventures, are considered to be available for sale financial assets and are reflected at fair value. Increases and decreases in fair values of available for sale investments are reflected in the revaluation reserve. On disposal of an investment, the balance in the revaluation reserve is recognised in the income statement.

Where regulated markets exist, fair values are determined with reference to the stock exchange quoted selling prices at the close of business on the balance sheet date. Where a reliable fair value cannot be determined, investments are carried at cost.

Receivables

Receivables are subsequently valued at amortised cost.

Set-off

If a legally enforceable right exists to set-off recognised amounts of financial assets and liabilities and the Group intends to settle on a net basis or to realise the asset and settle the liability simultaneously, all related financial effects are netted.

FIXED ASSETS

Impairment of assets

The carrying value of assets is reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where the carrying value exceeds the estimated recoverable amount such assets are written down to their recoverable amount. If the circumstances leading to the impairment no longer exist, the appropriate portion of the impairment loss previously recognised is written back.

Intangible assets

Intangible assets are reflected at cost and are amortised on a straight-line basis over the anticipated useful lives of the assets to a maximum of 20 years.

Research and development

Expenditure on research projects (or on the research phase of an internal project) is recognised as an expense when it is incurred. When the development phase of a project demonstrates that it is probable that future economic benefits will be generated, the related expenditure is recognised as an asset if:

- The technical feasibility of completing the asset demonstrates that it will be available for use or sale;
- There is an intention to complete the asset, and use or sell it;
- There is an ability to use or sell the asset;
- There are adequate technical, financial and other resources available to complete the development, and to use or sell the asset; and
- The expenditure attributable to the asset can be measured reliably.

Tangible assets

Tangible assets, other than land and buildings, are stated at cost less accumulated depreciation.

Land and buildings

Land and buildings, other than mine properties, are valued at market value. Buildings are depreciated on a straight-line basis over their estimated useful lives to an estimated residual value, if such value is significant. The annual depreciation rates used vary between two and five per cent.

Land and buildings are valued by external valuers at periodic intervals of not more than five years. Surpluses on revaluation are recognised in equity in a revaluation reserve. Any subsequent impairment is adjusted against the revaluation surplus to the extent of the available surplus and thereafter charged against operating profit. New acquisitions and additions to existing land and buildings are reflected at cost until the next periodic revaluation.

Mine development and decommissioning

Costs to develop new ore bodies, to define further mineralisation in existing ore bodies and to expand the capacity of a mine, or its current production, as well as the decommissioning thereof, are capitalised. Development costs to maintain production are expensed as incurred.

Mine development and decommissioning assets are amortised using the units-of-production method based on estimated proved and probable ore reserves. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. These reserves are reassessed annually. The maximum period of amortisation using this method is 25 years. Where the reserves are not determinable due to their scattered nature, the straight-line method of depreciation is applied based on the estimated life of the mine to a maximum of 25 years.

Mineral rights

Mineral rights that are being depleted are amortised over their estimated useful lives using the units-of-production method based on proved and probable ore reserves. Where the reserves are not determinable, due to their scattered nature, the straight-line method is applied. The maximum rate of depletion of any mineral right is 25 years. Mineral rights that are not being depleted are not amortised. Mineral rights that have no commercial value are written off in full.

The excess purchase price over the fair value paid for mineral rights is recognised as being an amount paid for the acquisition of ore reserves. This amount is capitalised and amortised over the period during which future economic benefits are expected to be obtained from these mineral rights, to a maximum of 25 years.

Plant and machinery

Mining plant and machinery is amortised using the lesser of its estimated useful life or the units-of-production method based on estimated proved and probable ore reserves. Where ore reserves are not determinable, because of their scattered nature, the straight-line method of depreciation is applied. Non-mining plant and machinery is depreciated over its useful life. The maximum life of any single item is 25 years.

Other

Mine properties (including houses, schools and administration blocks), motor vehicles and furniture and equipment are depreciated on the straight-line basis over their expected useful lives, to estimated residual values. The residual value is the amount expected to be obtained for the asset at the end of its useful life, after deducting expected costs of disposal.

The annual depreciation rates generally used in the Group are:

• Furniture and equipment	10 to 33 per cent
• Mine properties	4 to 7 per cent
• Motor vehicles	20 per cent
• Mine development plant and machinery, and mineral rights	4 to 25 per cent

FOREIGN CURRENCY TRANSLATIONS

Foreign entities

Financial statements of foreign subsidiaries that are classified as foreign entities are translated into South African rand using the exchange rates applicable at the reporting date, as follows:

- Assets and liabilities at rates of exchange ruling at the balance sheet date;
- Income and expenditure at the weighted average rate of exchange for the year;
- Cash flow items at the weighted average rate of exchange for the year, except where the date of cash flow for significant transactions can be identified, in which case the cash flows are translated at the rate of exchange ruling at the date of the cash flow;
- Fair value adjustments of the foreign entity are translated at the closing rate;
- Goodwill is considered to relate to the reporting entity and is translated at the rate at the date of acquisition, and
- Differences arising on translation are classified as equity until the investment is disposed of.

Foreign currency transactions and balances

Transactions in foreign currencies are converted to South African rand at the rate of exchange ruling at the date that the transaction is recorded.

Foreign denominated monetary assets and liabilities (including those linked to a forward exchange contract) are stated in South African rand using the exchange rate ruling at the balance sheet date, with the resulting exchange differences being recognised in the income statement. Exchange differences on foreign loans that are naturally hedged by an investment in a foreign entity are taken directly to equity to the extent that the loan is not greater than the investment.

INVENTORIES

Inventories are valued at the lower of cost and estimated net realisable value with due allowances being made for obsolete and slow-moving items. Cost is determined using the following basis:

- Consumables and maintenance spares are valued at average cost;
- Finished products are valued at weighted average cost including an appropriate portion of direct overhead costs;
- Work-in-process is valued at weighted average cost;
- Raw materials are valued at weighted average cost, and
- By-products are valued at the estimated variable cost associated with their production.

LEASED ASSETS

Leases of fixed and tangible assets where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance lease agreements are capitalised at their cash cost equivalent and the corresponding liability to the lessor is raised. Lease payments are allocated using the effective interest rate method to determine the lease finance cost which is charged against operating profit and the capital repayment which reduces the liability to the lessor. These assets are depreciated on the same basis as the fixed assets owned by the Group.

Leases, under which the lessor effectively retains the risks and rewards of ownership, are classified as operating leases, with lease payments charged against operating profit in equal instalments over the period of the lease.

EMPLOYEE BENEFITS

Costs related to defined contribution retirement plans are expensed as incurred.

The Group has certain unfunded liabilities in respect of post-retirement medical health care benefits. The entitlement to these benefits is dependent upon the employee remaining in service until retirement age. The actuarially determined costs of providing these benefits are charged to income immediately.

SHARE OPTIONS

Share options are accounted for at the strike price when the option is exercised and the shares are issued.

PROVISIONS

Provisions are recognised when the following conditions have been met:

- A present legal or constructive obligation, to transfer economic benefits as a result of past events exists; and
- A reasonable estimate of the obligation can be made.

A present obligation is considered to exist when there is no realistic alternative but to make the transfer of economic benefits. The amount recognised as a provision is the best estimate at the balance sheet date of the expenditure required to settle the obligation. Only expenditure related to the purpose for which the provision is raised is charged against the provision.

REVENUE RECOGNITION

Revenue is recognised when the risks and rewards of ownership have been transferred and when the economic benefits associated with a transaction flow to the Group and the amount of revenue can be measured reliably.

Dividends

Dividends are accounted for on the last day of registration for listed investments and when declared in respect of unlisted investments.

Mining products

Revenue from the sale of mining and related products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Interest

Interest is recognised on a time proportion basis that takes account of the effective yield on the asset and an appropriate accrual is made at each accounting reference date.

Toll treatment

Revenue from toll treatment contracts is recognised following the treatment of mining concentrates belonging to third parties. The revenue is based on the final metal recoveries from concentrates at the agreed contract rates.

DEFINITIONS

Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits as well as short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Overdrafts are excluded from cash and cash equivalents.

Basic earnings per share

Earnings divided by the weighted average number of shares in issue.

Headline earnings per share

Headline earnings comprise earnings for the year, adjusted for profits, losses and capital items of such a nature and size that separate disclosure is required in accordance with the requirements of Circular 7 of 2002. Adjustments against earnings take account of attributable taxation and minority interests. The adjusted earnings figure is divided by the weighted average number of shares in issue to arrive at headline earnings per share.

Fully diluted earnings per share

Fully diluted earnings comprise earnings as used in calculating basic earnings per share. The earnings figure is divided by the weighted average number of ordinary shares, adjusted for any financial instruments or other contracts that may entitle the holder thereof to ordinary shares, to arrive at fully diluted earnings per share. Fully diluted headline earnings per share is calculated on the same basis as fully diluted earnings per share.

Cash generated from operations per share

Cash generated from operations divided by the weighted average number of shares in issue during the year.

BALANCE SHEETS

AT 30 JUNE 2003

		Group		Company	
	Note	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
ASSETS					
Non-current assets					
Tangible assets	2	**4 786**	5 686	**132**	120
Intangible assets	2	**6**	7	**–**	–
Loans and long-term receivables		**–**	–	**–**	252
Deferred tax assets	10	**12**	38	**–**	–
Environmental rehabilitation trust funds	3	**45**	64	**9**	8
Investments	4	**215**	176	**1 890**	2 142
		5 064	5 971	**2 031**	2 522
Current assets					
Inventories	6	**896**	976	**19**	16
Trade and other receivables		**936**	1 060	**169**	140
Deposits and cash		**265**	779	**217**	545
		2 097	2 815	**405**	701
Total assets		**7 161**	8 786	**2 436**	3 223
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary share capital	7	**6**	6	**6**	6
Share premium	7	**79**	62	**79**	62
Reserves		**218**	110	**219**	(91)
Retained earnings		**2 208**	2 401	**1 407**	2 092
Shareholders' interest in capital and reserves		**2 511**	2 579	**1 711**	2 069
Minority interest	8	**2 451**	2 012	**–**	–
Total shareholders' interest		**4 962**	4 591	**1 711**	2 069
Non-current liabilities					
Long-term borrowings	9	**–**	1 181	**–**	–
Deferred tax liabilities	10	**519**	493	**64**	106
Long-term provisions	11	**153**	215	**75**	72
Non-hedge derivatives	12	**103**	–	**–**	–
		775	1 889	**139**	178
Current liabilities					
Trade and other payables	13	**521**	637	**104**	65
Provisions	14	**39**	62	**21**	27
Taxation		**42**	45	**6**	3
Derivative instruments		**–**	47	**–**	–
Overdrafts and short-term borrowings	15	**822**	1 515	**455**	881
		1 424	2 306	**586**	976
Total equity and liabilities		**7 161**	8 786	**2 436**	3 223

	Note	Group		Company	
		2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Revenue	16	**4 896**	4 047	**377**	326
Cost of sales		**(3 882)**	(2 985)	**(197)**	(167)
Gross profit		**1 014**	1 062	**180**	159
Other operating income		**424**	215	**421**	400
Other operating expenses		**(814)**	(478)	**(513)**	(447)
Unrealised non-hedge derivatives		**(103)**	–	–	–
Profit from operations	17	**521**	799	**88**	112
Income from investments	18	**83**	55	**130**	124
Finance costs		**(180)**	(160)	**(19)**	(56)
Profit before taxation and exceptional items		**424**	694	**199**	180
Exceptional items	19	**(388)**	(1 084)	**(906)**	(911)
– Loss on disposal of discontinued operations		**(649)**	–	–	–
– Other exceptional items		**261**	(1 084)	**(906)**	(911)
Profit/(loss) before taxation		**36**	(390)	**(707)**	(731)
Taxation	21	**(147)**	(313)	**22**	(59)
Loss after taxation		**(111)**	(703)	**(685)**	(790)
Minority interest		**(80)**	(163)	–	–
Loss		**(191)**	(866)	**(685)**	(790)

Additional information	Note	**2003**	2002
Headline earnings before unrealised non-hedge derivatives	22	**241**	204
Headline earnings per share before unrealised non-hedge derivatives (cents)		**215**	184
Headline earnings	22	**197**	204
Headline earnings per share (cents)	23	**176**	184
Basic attributable loss per share (cents)	23	**(170)**	(780)
Fully diluted attributable loss per share (cents)	23	**(169)**	(771)
Fully diluted headline earnings per share (cents)	23	**174**	182
Number of shares in issue at end of year (thousands)		**112 602**	111 444
Weighted average number of shares in issue (thousands)		**112 046**	110 977
Weighted average number of shares used in calculating fully diluted earnings per share (thousands)	23	**112 967**	112 367

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Share capital and premium Rm	Foreign currency translation Rm	Revaluation surplus Rm	Other Rm	Retained earnings Rm	Total Rm
Group							
Balance at 30 June 2001		62	6	638	35	3 267	4 008
Loss		–	–	–	–	(866)	(866)
Revaluation of listed investments		–	–	65	–	–	65
Disposal of listed investments		–	–	(562)	–	–	(562)
Translation of foreign subsidiary		–	(48)	–	–	–	(48)
Unrealised loss on currency derivative contract		–	–	–	(26)	–	(26)
Share options exercised	7	6	–	–	–	–	6
Other		–	–	–	2	–	2
Balance at 30 June 2002		68	(42)	141	11	2 401	2 579
Loss		–	–	–	–	(191)	(191)
Revaluation of listed investments		–	–	39	–	–	39
Translation of foreign subsidiary		–	24	–	–	–	24
Realisation of reserve on disposal of Chambishi Metals plc		–	18	–	–	–	18
Reversal of derivative instruments		–	–	–	26	–	26
Share options exercised	7	17	–	–	–	–	17
Transfer to insurance contingency reserve		–	–	–	2	(2)	–
Other		–	–	1	(2)	–	(1)
Balance at 30 June 2003		85	–	181	37	2 208	2 511
Company							
Balance at 30 June 2001		62	(99)	641	35	2 882	3 521
Foreign currency translation reserve		–	(171)	–	–	–	(171)
Loss		–	–	–	–	(790)	(790)
Revaluation of listed investments		–	–	65	–	–	65
Disposal of listed investments		–	–	(562)	–	–	(562)
Share options exercised	7	6	–	–	–	–	6
Balance at 30 June 2002		68	(270)	144	35	2 092	2 069
Foreign currency translation reserve		–	270	–	–	–	270
Loss		–	–	–	–	(685)	(685)
Revaluation of listed investments		–	–	40	–	–	40
Share options exercised	7	17	–	–	–	–	17
Balance at 30 June 2003		85	–	184	35	1 407	1 711

	Note	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
CASH FLOW FROM OPERATING ACTIVITIES					
Cash receipts from customers		**5 009**	3 823	**543**	462
Cash paid to suppliers and employees		**(4 160)**	(3 204)	**(393)**	(415)
Cash generated from operations	24	**849**	619	**150**	47
Interest received		**80**	55	**61**	94
Finance costs		**(180)**	(160)	**(19)**	(56)
Dividends received		**3**	2	**23**	31
Dividends paid	25	**(21)**	(23)	**–**	–
Taxation paid	26	**(101)**	(197)	**(18)**	(62)
Net cash inflow from operating activities		**630**	296	**197**	54
CASH FLOW FROM INVESTING ACTIVITIES					
Additions to fixed assets to maintain operations		**(420)**	(122)	**(30)**	(12)
Additions to fixed assets to expand operations		**(132)**	(1 101)	**(1)**	(11)
Proceeds on disposal of fixed assets		**8**	6	**–**	–
Proceeds on disposal of investments		**–**	1 007	**–**	1 007
Increase in investment loans and receivables		**–**	–	**(853)**	(833)
Net proceeds from sale of ETC mine	27	**252**	–	**–**	–
Net cash effect on sale of Chambishi	27	**(67)**	–	**–**	–
Proceeds on dilution of interest in investment in subsidiaries		**564**	139	**564**	139
Other investments acquired		**–**	–	**(5)**	(55)
Net cash inflow/(outflow) from investing activities		**205**	(71)	**(325)**	235
CASH FLOW FROM FINANCING ACTIVITIES					
Increase in shareholder funding		**17**	6	**17**	6
Funding received from minority shareholders		**11**	264	**–**	–
Long-term borrowings raised		**–**	314	**–**	–
Long-term borrowings repaid		**(901)**	(153)	**–**	–
Decrease in short-term borrowings		**(476)**	(316)	**(217)**	(90)
Net cash (outflow)/inflow from financing activities		**(1 349)**	115	**(200)**	(84)
Net (decrease)/increase in cash and cash equivalents		**(514)**	340	**(328)**	205
Cash and cash equivalents at beginning of year		**779**	439	**545**	340
Cash and cash equivalents at end of year		**265**	779	**217**	545
Cash generated from operations per share (cents)		**758**	558	**134**	42

1. BASIS OF PREPARATION

The annual financial statements are prepared on the historical cost basis except for certain fair value adjustments on financial instruments and revaluation of land and buildings.

2. TANGIBLE AND INTANGIBLE ASSETS

	Mine development assets	Decom-missioning assets	Plant and machinery	Land and buildings	Mineral rights	Other	**Total tangible assets**	Intangible assets
Group – Rm								
Cost								
Balance at 30 June 2001	2 911	35	2 943	145	327	334	**6 695**	(21)
Additions	480	–	594	81	1	64	**1 220**	3
Reclassifications	(576)	–	503	–	–	76	**3**	(3)
Disposals	(2)	–	(2)	–	–	(6)	**(10)**	–
Realignment of currencies	–	6	481	5	–	7	**499**	–
Balance at 30 June 2002	2 813	41	4 519	231	328	475	**8 407**	(21)
Additions	251	–	171	12	–	118	**552**	–
Reclassifications	37	–	(41)	–	(1)	5	**–**	–
Disposals	(1)	–	(2)	–	–	(3)	**(6)**	–
Disposal of Chambishi	–	(22)	(1 931)	(18)	–	(32)	**(2 003)**	–
Disposal of ETC mine	(300)	–	(104)	–	–	(12)	**(416)**	–
Realignment of currencies	–	(8)	(712)	(7)	–	(8)	**(735)**	–
Balance at 30 June 2003	**2 800**	**11**	**1 900**	**218**	**327**	**543**	**5 799**	**(21)**
Accumulated amortisation and depreciation								
Balance at 30 June 2001	167	9	335	26	4	167	**708**	(30)
Charge for the year	64	2	126	5	3	38	**238**	2
Disposals	–	–	(2)	–	–	(2)	**(4)**	–
Impairment of assets	–	–	1 966	6	–	1	**1 973**	–
Realignment of currencies	–	–	(194)	–	–	–	**(194)**	–
Balance at 30 June 2002	231	11	2 231	37	7	204	**2 721**	(28)
Reclassification	(2)	–	3	–	–	(1)	–	–
Charge for the year	151	2	165	7	2	59	**386**	1
Disposals	–	–	–	–	–	(1)	**(1)**	–
Disposal of Chambishi	–	(6)	(1 407)	(5)	–	(13)	**(1 431)**	–
Disposal of ETC mine	(100)	–	(36)	–	–	(6)	**(142)**	–
Realignment of currencies	–	(2)	(504)	(10)	–	(4)	**(520)**	–
Balance at 30 June 2003	**280**	**5**	**452**	**29**	**9**	**238**	**1 013**	**(27)**
Carrying value at 30 June 2002	2 582	30	2 288	194	321	271	**5 686**	7
Carrying value at 30 June 2003	**2 520**	**6**	**1 448**	**189**	**318**	**305**	**4 786**	**6**

2. TANGIBLE AND INTANGIBLE ASSETS (continued)

Borrowing costs

Borrowing costs amounting to R6 million were capitalised in respect of the year to 30 June 2003 (2002: R85 million).

Capital work-in-progress

Included in the above is R Nil (2002: R629 million) of assets relating to projects in progress from which no revenue is currently derived.

Leased assets

Included in plant and machinery are leased assets with a book value of RNil (2002: R3 million).

Other assets

Included in other assets are vehicles and equipment held under finance lease RNil (2002: R1 million), mine properties R91 million (2002: R79 million), furniture, equipment and vehicles R213 million (2002: R191 million).

Intangible assets

Intangible assets consist of patents, trademarks and fully amortised negative goodwill.

	Mine development assets	Decom-missioning assets	Plant and machinery	Land and buildings	Other	**Total**
Company – Rm						
Cost						
Balance at 30 June 2001	100	1	48	17	32	**198**
Additions	15	–	4	–	4	**23**
Disposals	–	–	–	–	(2)	**(2)**
Balance at 30 June 2002	115	1	52	17	34	**219**
Additions	22	–	2	–	7	**31**
Disposals	–	–	–	–	–	**–**
Balance at 30 June 2003	**137**	**1**	**54**	**17**	**41**	**250**
Accumulated amortisation and depreciation						
Balance at 30 June 2001	41	–	18	–	26	**85**
Charge for the year	6	–	3	–	6	**15**
Disposals	–	–	–	–	(1)	**(1)**
Balance at 30 June 2002	47	–	21	–	31	**99**
Charge for the year	9	–	5	1	4	**19**
Balance at 30 June 2003	**56**	**–**	**26**	**1**	**35**	**118**
Carrying value at 30 June 2002	68	1	31	17	3	**120**
Carrying value at 30 June 2003	81	1	28	16	6	**132**

A register containing details of mineral and mining rights and land and buildings is available for inspection during business hours at the registered address of the Company by members or their duly authorised agents.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
3. ENVIRONMENTAL REHABILITATION TRUST FUNDS				
Total environmental rehabilitation obligation (note 11)	**87**	130	**9**	9
Less: Amounts in trust funds	**45**	64	**9**	8
Net liability	**42**	66	**–**	1
The funds in the trusts are as follows:				
Balance at beginning of year	**64**	59	**8**	7
Sale of ETC mine	**(19)**	–	**–**	–
Contributions	**5**	4	**1**	–
Less: Work completed	**(12)**	(6)	**–**	–
Interest earned	**7**	7	**–**	–
Other movements	**–**	–	**–**	1
	45	64	**9**	8
4. INVESTMENTS				
Listed – subsidiary companies				
Book value			**1 175**	1 462
Listed – other investments				
Original cost	**34**	31	**34**	31
Revaluation surplus	**178**	138	**178**	138
Closing carrying amount	**212**	169	**212**	169
Total – listed investments	**212**	169	**1 387**	1 631
Market value of listed investments	**212**	169	**4 423**	2 310
Unlisted – subsidiary companies				
Book value			**207**	203
Loans* (refer page 84)			**296**	303
			503	506
Unlisted – other	**3**	7	**–**	5
Total unlisted	**3**	7	**503**	511
Total carrying amount of investments	**215**	176	**1 890**	2 142
Directors' valuation of unlisted investments – subsidiaries and other	**3**	36	**503**	670

A report on investments appears on pages 84 to 86.

*These loans are interest free with no fixed terms of repayment.

5. JOINT VENTURES

The proportionate share of the following joint venture has been incorporated into the Company results:
- a 75 per cent share in the Nkomati mine.

The proportionate shares of the following joint ventures have been incorporated into the Group results:
- a 75 per cent share in the Nkomati mine, and
- a 50 per cent share in Cato Ridge Alloys (Proprietary) Limited.

The aggregate amounts of joint ventures proportionately consolidated in the financial statements are:

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Income statements				
Revenue	**525**	424	**377**	326
Profit for the year after taxation	**123**	122	**109**	116
Balance sheets				
Non-current assets	**145**	155	**116**	104
Current assets	**185**	239	**111**	146
Non-current liabilities (non-interest bearing)	**28**	33	**28**	33
Current liabilities	**86**	173	**26**	36
Cash flow statements				
Net cash inflow from operating activities	**230**	115	**209**	154
Net cash outflow from investing activities	**(31)**	(23)	**(30)**	(22)
Net cash outflow from financing activities	**(21)**	(57)	**–**	–
Commitments and contingent liabilities				
Commitments	**3**	12	**2**	9
Contingent liabilities	**7**	–	**7**	–

6. INVENTORIES

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Consumable stores	**83**	150	**1**	1
Raw material	**426**	372	**–**	–
Work-in-progress	**43**	80	**18**	15
Finished goods	**344**	374	**–**	–
	896	976	**19**	16

7. SHARE CAPITAL AND PREMIUM

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Share capital				
Authorised				
300 000 000 (2002: 196 668 737) ordinary shares of 5 cents each	**15**	10	**15**	10
Nil (2002: 646 380) compulsorily convertible preference shares of 678 cents each	**–**	4	**–**	4
	15	14	**15**	14
Issued				
112 601 980 (2002: 111 443 652) ordinary shares of 5 cents each	**6**	6	**6**	6
Share premium	**79**	62	**79**	62
– Balance at beginning of the year	**62**	56	**62**	56
– Premium on shares issued	**17**	6	**17**	6
Total issued share capital and premium	**85**	68	**85**	68

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
8. MINORITY INTEREST				
Balance at beginning of year	**2 012**	1 483		
Transfer from income statement	**80**	163		
Dividends paid to minorities	**(21)**	(23)		
New subsidiary acquired	**–**	45		
Change in minority control of subsidiary (Avgold)	**328**	114		
Minority shareholders' loan:				
Two Rivers Platinum (Proprietary) Limited*	**11**	218		
Realisation of unrealised loss on currency derivative contract	**21**	(21)		
Realignment of currencies	**20**	33		
Balance at year end	**2 451**	2 012		
*The minority shareholder's contribution to this project has been classified as a minority shareholder's interest including that portion presently classified as shareholders' loans. A final decision on the composition of these contributions between equity and loans has still to be made and will only be finalised when the project feasibility is finalised and approved.				
9. LONG-TERM BORROWINGS*				
SA rand long-term borrowings				
Secured loans				
Secured by bonds, pledges and charges over certain immovable property, certain movable corporeal assets, rights, hedging receivables and certain bank accounts. Interest was calculated at 2,25 per cent above JIBAR. The loan was to be repaid in twelve equal quarterly instalments commencing on 31 March 2003.	**–**	300	**–**	–
Unsecured loans				
Finance lease	**–**	1	**–**	–
Total borrowings	**–**	301	**–**	–
Less: Repayable within one year included in short-term borrowings	**–**	50	**–**	–
Total SA rand long-term borrowings	**–**	251	**–**	–
US dollar long-term borrowings				
Secured loans				
– Loans of US$ Nil (2002: US$64 million) at a fixed interest rate of 6,75 per cent and repayable in semi-annual instalments over five years, commencing six months after final draw down, March 2002. The loan was secured with a pledge of shares and cash	**–**	656	**–**	–
– Loans of US$ Nil (2002: US$16 million) at an interest rate of 2 per cent above LIBOR. This loan was repayable in ten bi-annual instalments that commenced during September 2001 with the final instalment being due in September 2003	**–**	164	**–**	–
– Loan of US$ Nil (2002: US$35 million) secured by bonds, pledges and charges over certain immovable property, certain movable corporeal assets, rights, hedging receivables and certain bank accounts. Interest was calculated at 2,25 per cent above LIBOR. The loan was repayable in twelve equal quarterly instalments commencing on 31 March 2003	**–**	357	**–**	–
Balance carried forward	**–**	1 177	**–**	–

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
9. LONG-TERM BORROWINGS *(continued)*				
Balance brought forward	**–**	1 177	**–**	–
Unsecured loans				
– Unsecured loan of US$ Nil (2002: US$0,2 million). This loan accrued interest at 6,50 per cent	**–**	2	**–**	–
Total	**–**	1 179	**–**	–
Less: Repayable within one year included in short-term borrowings	**–**	249	**–**	–
Total US dollar long-term borrowings	**–**	930	**–**	–
Total borrowings at end of the year	**–**	1 480	**–**	–
Less: Repayable within one year included in short-term borrowings	**–**	299	**–**	–
Total borrowings at end of the year	**–**	1 181	**–**	–
Made up as follows:				
– Assmang Limited	**–**	1	**–**	–
– Avgold Limited	**–**	548	**–**	–
– Chambishi	**–**	632	**–**	–
	–	1 181	**–**	–
*These loans have been repaid at year-end				
10. DEFERRED TAXATION				
Deferred tax assets				
Valuation of inventories	**3**	–	**–**	–
Provisions	**4**	–	**–**	–
Assessed loss	**5**	38	**–**	–
Deferred tax assets	**12**	38	**–**	–
Deferred tax liabilities				
Tangible assets	**438**	389	**–**	31
Valuation of inventories	**–**	(3)	**–**	–
Provisions	**(10)**	(13)	**(3)**	(2)
State share of profit at 10,125 per cent	**47**	37	**–**	–
Liabilities for health care benefits	**(21)**	(20)	**(20)**	(19)
Foreign exchange profit deferred	**–**	48	**–**	48
Other	**65**	55	**58**	48
Net deferred tax liabilities	**519**	493	**64**	106

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
10. DEFERRED TAXATION (continued)				
Reconciliation of opening and closing balance				
Opening deferred tax liability	**493**	360	**106**	64
Opening deferred tax asset	**(38)**	(47)	**–**	–
Net deferred tax liability – opening balance	**455**	313	**106**	64
Temporary differences from:	**52**	142	**(42)**	42
– Tangible assets	**49**	116	**(2)**	–
– Assessed losses	**9**	(4)	**–**	–
– Valuation of inventories	**–**	(2)	**–**	–
– Provisions	**(1)**	(10)	**(1)**	–
– Health care benefits	**(1)**	–	**(1)**	–
– State share of profit	**10**	9	**–**	–
– Write-off of deferred tax asset	**24**	–	**–**	–
– Foreign exchange profit	**(48)**	39	**(48)**	39
– Other	**10**	(6)	**10**	3
– Closing deferred tax liability	**519**	493	**64**	106
– Closing deferred tax asset	**(12)**	(38)	**–**	–
Net deferred tax liability – closing balance	**507**	455	**64**	106
Deferred tax balances are shown net of deferred tax assets and deferred tax liabilities where a legal right to offset at settlement exists.				
11. LONG-TERM PROVISIONS				
Environmental rehabilitation obligation				
Provision for decommissioning				
Balance at beginning of year	**72**	68	**2**	1
Sale of ETC mine	**(8)**	–	**–**	–
Payments made	**(7)**	(4)	**–**	–
Provision for the year	**3**	6	**–**	–
Realignment of currencies	**(8)**	6	**–**	–
Other movements	**–**	(4)	**–**	1
Balance at end of year	**52**	72	**2**	2
Provision for restoration				
Balance at beginning of year	**58**	47	**7**	7
Sale of ETC mine	**(24)**	–	**–**	–
Payments made	**(5)**	(2)	**–**	–
Provision for the year	**6**	7	**–**	–
Additional obligation recognised	**–**	6	**–**	–
Balance at end of year	**35**	58	**7**	7
Total environmental rehabilitation obligation	**87**	130	**9**	9
Post-retirement health care benefits				
Balance at beginning of year	**85**	81	**63**	62
Sale of ETC mine	**(2)**	–	**–**	–
Sale of Chambishi	**(22)**	–	**–**	–
Provision for the year	**5**	4	**3**	1
Balance at end of the year	**66**	85	**66**	63
Total long-term provisions at end of the year	**153**	215	**75**	72

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
12. NON-HEDGE DERIVATIVES				
Forward exchange contracts				
– Cost	**–**	–	**–**	–
– Fair value adjustment at year-end (unrealised)	**103**	–	**–**	–
Forward exchange contracts entered into to convert rand gold hedges are fair valued based upon the year-end rand/US dollar exchange rate of US$1 = R7,51. Refer to note 30.				
13. TRADE AND OTHER PAYABLES				
Trade payables	**280**	540	**25**	47
Other payables	**241**	97	**79**	18
Total trade and other payables	**521**	637	**104**	65
14. SHORT-TERM PROVISIONS				
Balance at beginning of year	**62**	116	**27**	82
Sale of ETC mine	**(10)**	–	**–**	–
Sale of Chambishi	**(5)**	–	**–**	–
Provision for the year	**29**	38	**12**	23
Payments made during the year	**(35)**	(93)	**(18)**	(78)
Realignment of currencies	**(2)**	1	**–**	–
Balance at end of the year	**39**	62	**21**	27
Made up as follows:				
– Debt suretyship	**–**	7	**–**	7
– Leave-pay and bonus provisions	**39**	55	**21**	20
Total short-term provisions	**39**	62	**21**	27
15. OVERDRAFTS AND SHORT-TERM BORROWINGS				
Overdrafts	**–**	31	**–**	–
Short-term borrowings	**822**	1 185	**455**	881
– Foreign	**163**	595	**163**	595
– Local	**659**	590	**292**	286
Current portion of long-term borrowings	**–**	299	**–**	–
	822	1 515	**455**	881
Overdrafts and short-term borrowings are made up as follows:				
– Anglovaal Mining Limited	**163**	595	**163**	595
– Assmang Limited	**524**	577	**–**	–
– Avgold Limited	**135**	126	**–**	–
– Chambishi	**–**	217	**–**	–
– Loans from subsidiaries	**–**	–	**292**	286
	822	1 515	**455**	881

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
16. REVENUE				
Revenue comprises:				
– Mining and related products	**4 715**	3 771	**377**	326
– By-products	**32**	34	**–**	–
– Toll treatment and other services	**149**	242	**–**	–
Mining and related revenue	**4 896**	4 047	**377**	326
Made up as follows:				
– Local revenue	**1 484**	622	**167**	141
– Export revenue	**3 412**	3 425	**210**	185
	4 896	4 047	**377**	326
Revenue between companies within the Group, including revenue at arm's length, is eliminated on consolidation.				
17. PROFIT FROM OPERATIONS				
Profit from operations includes:				
Foreign exchange gains/(losses)	**(65)**	60	**(13)**	41
Remuneration for management advisory services	**–**	1	**83**	77
Remuneration for technical advisory services	**7**	7	**7**	7
Surplus on disposal of tangible assets	**–**	1	**–**	–
Surplus on disposal of investments	**261**	540	**277**	533
Amortisation and depreciation – land and buildings	**7**	5	**1**	–
– mine development and decommissioning assets	**153**	66	**9**	6
– mineral rights	**2**	3	**–**	–
– intangible assets	**1**	2	**–**	–
– plant and machinery	**165**	126	**5**	3
– other	**59**	38	**4**	6
Auditors' remuneration – audit fees	**4**	4	**1**	1
– other services	**1**	1	**1**	–
Exploration expenditure	**36**	56	**29**	49
Inventory write down	**11**	–	**–**	–
Movement in provisions – long-term	**14**	16	**3**	2
– short-term	**29**	38	**12**	23
Share transfer, secretarial and financial services	**2**	5	**2**	2
Employee costs – salaries and wages	**757**	584	**115**	103
– defined contribution plans (pension)	**45**	28	**6**	7
– health care	**42**	21	**7**	3
– termination costs	**35**	–	**35**	–

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
18. INCOME FROM INVESTMENTS				
Dividend income				
– subsidiary companies – listed			**21**	24
– subsidiary companies – unlisted			**–**	5
– other – listed	**2**	1	**2**	1
– other – unlisted	**1**	1	**–**	1
Interest received				
– subsidiary companies	**–**	–	**47**	49
– other	**80**	53	**60**	44
	83	55	**130**	124
19. EXCEPTIONAL ITEMS				
Surplus on disposal of Iscor Limited investment	**–**	343	**–**	343
Surplus on disposal of Kumba Resources Limited options	**–**	75	**–**	75
Surplus on disposal of Avgold Limited shares	**241**	48	**268**	50
Surplus on disposal of ETC mine	**7**	–	**–**	–
Surplus on disposal of other investments	**9**	–	**9**	–
Surplus on disposal of Assore Limited shares	**–**	74	**–**	65
Surplus on disposal of mineral rights	**4**	–	**–**	–
Provision for guarantee	**–**	(5)	**–**	(5)
Loss on disposal of Chambishi	**(649)**	–	**(270)**	–
Impairment of assets and bad debt write-off – Chambishi	**–**	(1 619)	**(913)**	(1 134)
Loss on write down of Chambishi	**–**	–	**–**	(305)
Exceptional items per income statement	**(388)**	(1 084)	**(906)**	(911)
Taxation	**(4)**	(52)	**(1)**	(52)
Minority interest	**4**	66	**–**	–
Net exceptional items	**(388)**	(1 070)	**(907)**	(963)
20. DIRECTORS' EMOLUMENTS				
Paid by the Company				
Executive directors				
– Salaries			**5**	5
– Bonuses			**1**	3
Non-executive directors			**1**	2
			7	10
Value of options at 30 June (R million)				
– Directors			**32**	8
Share options granted (units in thousands)				
– Directors			**184**	149

Options end

– Directors September 2009

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
21. TAXATION				
South African normal taxation				
– current year	**91**	119	**41**	17
– prior year	**(2)**	11	**–**	–
– current year benefit of prior year unrecognised tax loss	**(37)**	–	**(37)**	–
State share of profits	**25**	37	**–**	–
Deferred taxation				
– temporary differences	**25**	142	**(42)**	42
– write-off of deferred tax asset	**24**	–	**–**	–
Secondary Tax on Companies	**5**	4	**–**	–
Capital Gains Tax	**16**	–	**16**	–
	147	313	**(22)**	59
Dealt with as follows:				
Attributable to profit before exceptional items	**143**	261	**(23)**	7
Attributable to exceptional items (Note 19)	**4**	52	**1**	52
	147	313	**(22)**	59
Reconciliation of rate of taxation:	**%**	%	**%**	%
Standard rate of company taxation	**30**	30	**30**	30
Adjusted for:				
– Disallowed expenditure	**544**	(136)	**(50)**	(65)
– Exempt income	**(238)**	35	**13**	20
– Effect of mining taxes	**76**	(8)	**–**	–
– Capital Gains Tax	**42**	–	**(2)**	–
– Secondary Tax on Companies	**15**	(2)	**–**	–
– Tax losses not raised as deferred tax assets	**(118)**	(4)	**12**	7
– Prior year tax underprovided	**(7)**	(3)	**–**	–
– Write-off of deferred tax assets	**67**	–	**–**	–
– Other	**(3)**	8	**–**	–
	408	(80)	**3**	(8)
The estimated losses which are available for the reduction of future taxable income are	**19**	2 689	**–**	–
The estimated unredeemed capital expenditure available for deduction against future mining income is	**4 078**	3 740	**–**	–

The Group had unused credits in respect of secondary tax on companies of R74 million at 30 June 2003 (2002: R49 million).

The latest tax assesment for the Company relates to the year ended June 2000 and is dated 19 July 2001. The assessment for 1999 has not yet been received. All returns, to June 2002 have been submitted.

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
22. HEADLINE EARNINGS				
Earnings per income statement	**(191)**	(866)	**(685)**	(790)
– Impairment of assets and bad debtors write-off – Chambishi	**–**	1 619	**913**	1 439
– Surplus on disposal of investments and mineral rights	**(261)**	(540)	**(277)**	(533)
– Loss on sale of Chambishi	**649**	–	**270**	–
– Provisions for guarantee on disposal on investment	**–**	5	**–**	5
	197	218	**221**	121
– Taxation	**4**	52	**1**	52
– Minority interest	**(4)**	(66)	**–**	–
Headline earnings	**197**	204	**222**	173
Reconciliation of earnings to headline earnings before unrealised non-hedge derivatives				
Loss per income statement	**(191)**	(866)		
Adjust for:	**44**	–		
– Unrealised non-hedge derivatives	**103**	–		
– Minority effect	**(59)**	–		
Loss before unrealised non-hedge derivatives	**(147)**	(866)		
Adjust for:				
– Net effect of exceptional items (refer above)	**388**	1 084		
– Net effect of taxation and minority interest (refer above)	**–**	(14)		
Headline earnings before unrealised non-hedge derivatives	**241**	204		

23. EARNINGS PER SHARE

The calculation of basic earnings per share is based on a loss of R191 million (2002: R866 million – loss) and a weighted average of 112 046 (2002: 110 977) thousand shares in issue during the year.

The calculation of headline earnings per share is based on headline earnings of R197 million (2002: R204 million), and a weighted average of 112 046 (2002: 110 977) thousand shares in issue during the year.

The calculation of headline earnings per share before unrealised non-hedge derivatives is based on headline earnings before unrealised non-hedge derivatives of R241 million (2002: R204 million), and a weighted average of 112 046 (2002: 110 977) thousand shares in issue during the year.

The calculation of fully diluted earnings per share is based on a loss of R191 million (2002: R866 million), and a weighted average of 112 967 (2002: 112 367) thousand shares, calculated as follows:

	Group	
	2003	2002
Weighted average number of shares used in calculating basic earnings per share (thousands)	**112 046**	110 977
Potential ordinary shares due to share options granted (thousands)	**921**	1 390
Weighted average number of shares used in calculating fully diluted earnings per share (thousands)	**112 967**	112 367

The calculation of fully diluted headline earnings per share is based on earnings of R197 million (2002: R204 million) and a weighted average of 112 967 (2002: 112 367) thousand shares.

	Group		Company	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
24. RECONCILIATION OF NET PROFIT BEFORE TAX TO CASH GENERATED FROM OPERATIONS				
Net income before tax, finance cost and investment income	**133**	(284)	**(818)**	(799)
Adjusted for:	**734**	1 348	**962**	926
– Amortisation and depreciation of fixed assets	**386**	240	**20**	15
– Investment in Chambishi written off	–	–	–	305
– Long and short-term provisions	**44**	21	**16**	24
– Impairment of fixed assets – Chambishi	–	2 019	–	–
– Surplus on disposal of fixed assets	**(4)**	–	–	–
– Surplus on disposal of investments	**(261)**	(540)	**(277)**	(532)
– Unrealised foreign exchange (gain)/losses	**(179)**	(40)	**10**	(23)
– Foreign exchange profit Chambishi – debtors book	–	(400)	–	(400)
– Bad debt written off – Chambishi	–	–	**913**	1 534
– Payment to trust funds	**(12)**	(5)	**(1)**	(1)
– Unrealised loss on non-hedge derivatives	**103**	–	–	–
– Loss on sale of Chambishi	**649**	–	**270**	–
– Other non-cash flow items	**8**	53	**11**	4
Operating cash flow before working capital changes	**867**	1 064	**144**	127
(Increase) in inventories	**(168)**	(224)	**(4)**	(2)
(Increase) in receivables	**(48)**	(346)	**(30)**	(30)
Increase/(decrease) in payables	**198**	125	**40**	(48)
Cash generated from operations	**849**	619	**150**	47
25. DIVIDENDS PAID				
Dividends to minorities	**21**	23	–	–
Dividends paid	**21**	23	–	–
26. TAXATION PAID				
Balance at beginning of year (net)	**45**	77	**3**	48
Prior year tax under provided	**(2)**	11	–	–
Current taxation as per income statements	**95**	156	**20**	17
Other movements	**5**	(2)	**1**	–
Balance at end of year	**(42)**	(45)	**(6)**	(3)
Taxation paid	**101**	197	**18**	62

	ETC gold mine	Chambishi	Group 2003 Rm	Group 2002 Rm
27. PROCEEDS FROM DISPOSAL OF OPERATION AND SUBSIDIARY				
During the year the Company disposed of its holdings in Chambishi and the ETC gold mine.				
The following assets and liabilities were disposed of:				
Fixed assets	274	572	**846**	–
Investments	20	–	**20**	–
Inventories	17	164	**181**	–
Trade and other receivables	4	126	**130**	–
Long-term borrowings	–	(20)	**(20)**	–
Trade and other payables and provisions	(63)	(211)	**(274)**	–
Overdrafts and short-term borrowings	(7)	–	**(7)**	–
Cash and cash equivalents	–	17	**17**	–
Break cost on early settlement of loan	–	50	**50**	–
Net assets	245	698	**943**	–
Profit/(loss) on disposal	7	(649)	**(642)**	–
Net proceeds on disposal	252	49	**301**	–
Gross proceeds	255	49	**304**	–
Less: Related expenses	3	–	**3**	–
Less: Proceeds on disposal outstanding	–	49	**49**	–
Less: Cash and cash equivalents	–	17	**17**	–
Less: Break cost on early settlement of loan	–	50	**50**	–
Cash flow on disposal	252	(67)	**185**	–

28. DISCONTINUED OPERATIONS

On 14 June 2003 Avmin publicly announced the decision of its board of directors that an agreement of sale was signed, subject to conditions precedent, to dispose of Chambishi Metals plc and Chambishi Marketing (Proprietary) Limited (Chambishi).

The Group cobalt/copper segment results comprises Chambishi recoveries from its own dump resource and toll treatment.

These results are included up to 17 July 2003 when the disposal took place, as discontinuing operations in the consolidated income statement. The results for the period 1 to 17 July 2003 were not material to the Group.

	Group 2003 Rm	Group 2002 Rm
Attributable net cash flows		
Operating	**(107)**	(54)
Financing	**102**	477
Investing	**(28)**	(361)
Nett cash (outflow)/inflow	**(33)**	62
Discontinued operations included in Income Statement		
Revenue	**614**	548
Cost of sales	**(574)**	(561)
Other operating income	**32**	2
Other operating expenses	**(111)**	(145)
Loss from operations	**(39)**	(156)
Income from investments	**–**	
Finance costs	**(47)**	(73)
Exceptional items	**(50)**	(2 019)
Taxation	**(24)**	–
Minority interest	**20**	73
Earnings	**(140)**	(2 175)

29. SEGMENTAL INFORMATION

Business segments

For management purposes, the Company is organised into four major operating divisions. These are precious metals, copper/cobalt, nickel and ferrous metals.

The Group's products predominantly reflect the risks and rewards of trading and the operating divisions are therefore identified as the primary reporting segments.

	Precious metals Rm	Cobalt/ copper Rm	Nickel Rm	Ferrous metals Rm	Corporate and other Rm	**Total Rm**
Primary segmental information						
Year to 30 June 2003						
Revenue						
External revenue	1 000	614	377	2 905	–	**4 896**
Cost of sales	(863)	(574)	(198)	(2 247)	–	**(3 882)**
Other operating income	67	32	19	13	293	**424**
Other operating expenses	(130)	(116)	(48)	(281)	(342)	**(917)**
Reallocated corporate expenditure	–	5	(1)	49	(53)	**–**
Segment result	74	(39)	149	439	(102)	**521**
Income from investments	14	–	3	1	65	**83**
Finance cost	(58)	(47)	–	(57)	(18)	**(180)**
Exceptional items	7	(50)	–	–	(345)	**(388)**
Taxation	(10)	(24)	(44)	(130)	61	**(147)**
Minority interest	1	20	–	(101)	–	**(80)**
Contribution to earnings	28	(140)	108	152	(339)	**(191)**
Contribution to headline earnings	26	(95)	108	152	6	**197**
Other information						
Consolidated total operating assets	2 540	–	227	3 451	619	**6 837**
Intangibles and mineral rights	143	–	–	176	5	**324**
Consolidated total assets	2 683	–	227	3 627	624	**7 161**
Consolidated total liabilities	385	–	54	1 338	422	**2 199**
Capital expenditure	154	29	30	338	1	**552**
Amortisation and depreciation	187	39	18	142	1	**387**

	Precious metals Rm	Cobalt/ copper Rm	Nickel Rm	Ferrous metals Rm	Corporate and other Rm	Total Rm
29. SEGMENTAL INFORMATION (continued)						
Primary segmental information						
Year to 30 June 2002						
Revenue						
External revenue	364	548	326	2 809	–	**4 047**
Cost of sales	(335)	(561)	(167)	(1 922)	–	**(2 985)**
Other operating income	31	2	31	45	106	**215**
Other operating expenses	(11)	(130)	(27)	(174)	(136)	**(478)**
Reallocated corporate expenditure	–	(15)	7	47	(39)	**–**
Segment result	49	(156)	170	805	(69)	**799**
Income from investments	3	–	2	4	46	**55**
Finance cost	(8)	(73)	–	(72)	(7)	**(160)**
Exceptional items	(2)	(2 019)	–	–	937	**(1 084)**
Taxation	(5)	–	(50)	(247)	(11)	**(313)**
Minority interest	(16)	73	–	(220)	–	**(163)**
Contribution to earnings	21	(2 175)	122	270	896	**(866)**
Contribution to headline earnings	21	(221)	122	270	12	**204**
Other information						
Consolidated total operating assets	2 997	1 282	250	3 158	771	**8 458**
Intangibles and mineral rights	141	–	–	181	6	**328**
Consolidated total assets	3 138	1 282	250	3 339	777	**8 786**
Consolidated total liabilities	959	1 148	69	1 211	808	**4 195**
Capital expenditure	466	362	22	372	1	**1 223**
Amortisation and depreciation	57	49	12	117	5	**240**

Geographical segments

The Group operates in two principal geographical areas namely South Africa and Zambia. Chambishi in Zambia is the only significant operation outside South Africa and is reported in the cobalt/copper business segment.

Assets by geographical area in which the assets are located, are as follows:

Secondary segmental information

	Group	
	2003 Rm	2002 Rm
Total assets		
– South Africa	**6 996**	7 232
– Zambia	**–**	1 139
– Europe	**84**	57
– USA	**81**	331
– Middle East	**–**	27
	7 161	8 786
Revenue by geographical area		
– South Africa	**1 780**	622
– Zambia	**145**	244
– Europe	**799**	1 290
– Japan and China	**1 067**	1 150
– USA	**571**	511
– Other	**534**	230
	4 896	4 047
Capital expenditure		
– South Africa	**523**	861
– Zambia	**29**	362
	552	1 223

30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group is exposed to certain financial risks in the normal course of its operations. To manage these risks, a treasury risk management committee monitors transactions involving financial instruments. Both recognised and unrecognised financial instruments are disclosed below.

The Group does not acquire, hold or issue derivative instruments for trading purposes. All derivative type transactions are entered into as hedges of underlying cash flows resulting from actual production.

The following risks occur and are managed through the policies adopted below:

Currency risk

The commodity market is predominantly priced in US dollars which exposes the Group's cash flows to foreign exchange currency risks.

	Foreign currency amount	Year-end exchange rate R/US$
Financial assets		
Foreign currency denominated items included in receivables at 30 June 2003	US$72m	7,51
Foreign currency denominated items included in receivables at 30 June 2003	€9m	8,49
Foreign currency denominated items included in receivables at 30 June 2002	US$79m	10,25
Financial liabilities		
United States dollar		
Foreign currency denominated items included in payables at 30 June 2003	US$4	7,51
Foreign currency denominated items included in payables at 30 June 2002	US$3	10,25

For foreign currency denominated items included in long- and short-term borrowings refer to interest rate risk note further below.

Derivative instruments used to hedge the position of the Group against these risks include forward sale and purchase contracts as well as forward exchange contracts.

	Principal at year-end US$m	Principal at year-end Rm	Average rate for maturity period R/US$	Maturity date
Forward exchange contracts for the conversion of rand gold hedges into dollar gold commodity hedges at 30 June 2003	198	1 762	8,90	31 July 2003 to 31 December 2005
Forward exchange contracts for precious metal revenue at 30 June 2002	24	209	8,74	31 July 2002 to 30 June 2003

Liquidity risk management

The Group's executives meet regularly to review long- and mid-term plans as well as short-term forecasts of cash flow. Funding requirements are met by arranging banking facilities and/or structuring finance as applicable. All funding and related structures are approved by the board of directors.

Credit risk

Credit risk arises from possible defaults on payments by business partners or bank counterparties. The Group minimises credit risk by evaluating counterparties before concluding transactions in order to ensure the credit worthiness of such counterparties. Cash is only deposited with institutions which have exceptional credit rankings with the amounts distributed appropriately among these institutions to minimise credit risk through diversification.

30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Treasury risk management

The Group's treasury operation is a division of Anglovaal Mining Limited. The purpose of the division is to co-ordinate the short-term cash requirements in the South African domestic money market. The treasury operation makes available to all Group companies its bulk finance benefits at, or better than market related rates.

The treasury function is outsourced to Andisa Treasury Solutions (Andisa), a specialist in the management of third party treasury operations.

A treasury committee, consisting of senior managers in the Company and representatives from Andisa, meets on a regular basis to analyse currency and interest rate exposures as well as future funding requirements within the Group. The committee reviews the treasury operation's dealings to ensure compliance with Group policies and exposure limits as directed by the board of directors and audit committee.

Equity instruments

Equity instruments only comprise ordinary shares. All of the compulsorily convertible preference shares that were in issue were converted into ordinary shares at 30 June 2001 and the authorised share capital for this class of shares was cancelled by special resolution passed on 8 November 2002.

Commodity price risk

Commodity price risk arises from the possible adverse effect of fluctuations in commodity prices on current and future earnings. Other than gold hedges, see below, no other commodities are hedged.

Nkomati has a price sharing agreement with a refinery in terms of which a percentage of various metal prices above a pre-determined level are paid to the refiner.

Gold price and currency risk

Under the terms of the term loan facility to develop the Target mine, Avgold was required to hedge a significant portion of the anticipated gold production to December 2005. During June 2003 the rand gold hedge book was restructured in terms of the company's hedging policy into dollar gold commodity hedges. As a result, Avgold is protected against a fall in the US dollar gold price below the hedge levels and participates in upside potential when the rand weakens against the dollar. If the gold price continues to trade at levels higher than the hedge price, Avgold will be prevented from participating in the higher gold price on the portion of production that is hedged. These are accounted for as "normal sale/normal purchase" agreements.

Avgold purchased rand/US dollar forward exchange contracts (FEC's) to convert the rand gold hedges into dollar gold hedges. As at 30 June 2003 the hedge book had a negative mark-to-market value of R192 million. This was calculated at a gold price of US$346,15/oz and an exchange rate of US$1:R7,51. The FEC's had a negative mark-to-market value of R103 million (part of the overall negative of R192 million).

The unmargined hedge book at 30 June 2003, after the restructuring, was as follows:

Year ending 30 June		2004	2005	2006
Dollar forward sales contracts				
Quantity sold	kg	9 162	9 137	4 403
	oz	294 579	293 762	141 545
	US$/oz	313	316	323

Interest rate risk

Fluctuations in interest rates give rise to interest rate risks through the impact these fluctuations have on the value of short-term cash investments and financing activities.

Hedging of interest rates may be undertaken to ensure that fluctuations in interest rates do not have an unexpected impact on the cash flows or value of assets and liabilities.

Cash is managed to ensure that surplus funds are invested in a manner to achieve maximum returns while minimising risks. This is achieved through the activities of Andisa assisting the Group in managing cash flow needs.

30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Significant exposures to interest rate risk were as follows:

	Foreign currency amount US$m	Book value at year end Rm	Repricing date	Maturity date	Effective interest rate
Financial assets					
Year ended 30 June 2003					
Cash – call and current account		84			11,00%-13,35%
– South African Reserve Bank deposit	9	69			Dollar overnight
– fixed deposits		112		Various dates in Nov 2003	11,85%-13,35%
Total financial assets	9	265			
Year ended 30 June 2002					
Cash – call and current accounts		210		overnight call deposit	11,00%-11,35%
– fixed deposits		569		Various dates in July 2002	11,35%-11,80%
Total financial assets		779			
Financial liabilities					
Year ended 30 June 2003					
Short-term financial liabilities					
– Rand Merchant Bank (Dublin)	7	49	31/07/2003	31/07/2003	LIBOR +1,25%
– Nedcor Trade Securities (Mauritius) Limited	15	114	31/07/2003	31/08/2004	LIBOR + 1,35%
Total foreign financial liabilities	22	163			
Short-term financial liabilities					
– Financial institutions		659	30/06/2003	30/06/2003	Linked to money market
Total local liabilities		659			
Total financial liabilities	22	822			
Financial liabilities					
Year ended 30 June 2002					
Foreign financial liabilities					
Long-term financial liabilities					
– Rand Merchant Bank	64	656	Fixed to maturity	31/03/2007	6,75%
– Industrial Development Corporation	16	164	Fixed to maturity	30/09/2006	LIBOR + 2%
– Syndicated loan	35	357	Fixed to maturity	31/12/2005	LIBOR + 2,25%
– Other	1	2			
	116	1 179			

	Foreign currency amount US$m	Book value at year end Rm	Repricing date	Maturity date	Effective interest rate
30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)					
Short-term financial liabilities					
– ABSA (Isle of Man)	9	92	28/02/2002	30/08/2002	LIBOR 0,8%
– Citibank Johannesburg	10	103	03/06/2002	04/12/2002	LIBOR 1,70%
– Rand Merchant Bank (Dublin)	6	66	28/06/2002	31/01/2002	LIBOR 1,25%
– Nedcor Trade Securities (Mauritius) Limited	23	231	28/06/2002	31/07/2002	LIBOR 1,05%
– Nedcor Trade Securities (Mauritius) Limited	10	103	28/06/2002	31/07/2003	LIBOR 1,25%
	58	595			
Total foreign financial liabilities	174	1 774			
Local financial liabilities					
Long-term financial liabilities					
– Syndicated loan		300	17/08/2001	31/12/2005	JIBAR +2,25%
– Various		1			
Short-term financial liabilities					
– Financial institutions		621			Linked to money market
Total local liabilities		922			
Total financial liabilities	174	2 696			

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
31. COMMITMENTS AND CONTINGENT LIABILITIES				
Commitments				
Commitments in respect of capital expenditure:				
Approved by directors				
– contracted for	**129**	229	**1**	7
– not contracted for	**271**	588	**1**	2
Total commitments	**400**	817	**2**	9

Contingent liabilities

The Company has a contingent liability for the amount of tax relating to the Anglovaal Limited loan stock redemption premium that the South African Revenue Service disallowed in 1998. The potential 1998 liability for tax is R107 million at a tax rate of 35 per cent, plus interest. This matter is currently under appeal.

A back-to-back guarantee was issued by Avmin to Assore Limited (Assore) in respect of guarantees issued to bankers by Assore to secure a short-term export finance agreement facility of R180 million (2002: R180 million). Short-term export finance loans negotiated in terms of the above facility in the ordinary course of business at 30 June 2003 were Nil (2002: R13 million).

Avmin has provided an irrevocable and unconditional guarantee to Copperbelt Energy Corporation plc (CEC) and the Development Bank of Southern Africa Limited (DBSA) for the due and punctual payment by Chambishi of the capital charge component of the power supply assets installed and owned by CEC for which financing was obtained by CEC from DBSA. The total outstanding capital charge obligation at June 2003 amounted to US$Nil million (2002: US$11,1 million) and will reduce over 10 years ending June 2012 as capital charge payments are made by Chambishi. This guarantee is in the process of being replaced by the next owners of Chambishi.

32. RETIREMENT PLANS

The Group has made provision for pension plans and provident funds substantially covering all employees. These are composed of defined contribution pension plans, which are governed by the Pension Fund Act, 1956, and defined contribution provident funds administered by employee organisations within the industries in which members are employed. The contributions paid by Group companies for retirement benefits are charged to the income statement as they are incurred.

The benefits provided by the defined contribution plans are determined by accumulated contributions and returns on investment.

Periodic reviews of the plans are carried out by independent actuaries at regular intervals.

Members contribute between 5,0 per cent and 7,5 per cent and employers between 6,2 per cent and 18,12 per cent of pensionable salaries to the funds.

33. POST-RETIREMENT HEALTH CARE BENEFITS

The Group has obligations to fund a portion of certain pensioners' and retiring employees' medical aid contributions based on the cost of benefits. The anticipated liabilities arising from these obligations have been actuarially determined using the project unit credit method, and a corresponding liability has been raised, the detail of which is reflected in note 11 of these financial statements.

The liability is assessed periodically by an independent actuarial survey. This survey uses the following principal actuarial assumptions:

- a discount rate of 12 per cent, based on high quality corporate bonds;
- an increase in health care costs at a rate of 8,74 per cent.

The provisions raised in respect of post-retirement health care benefits amounted to R66 million (2002: R85 million) at the end of the year. Of this amount, R5 million (2002: R4 million) was charged against income in the current year (refer to note 11).

The liabilities raised based on present values of the post-retirement benefit, have been recognised in full. The last actuarial valuation was conducted in 2001 and the subsequent valuation will be conducted in 2004. The liability for post-retirement health care benefits is not funded. At retirement, certain members are given the choice to have an actuarially determined amount paid into their pension fund, to cover the expected cost of the post-retirement health cover. Alternatively, the Company will continue to fund the portion of the retiring employee's medical aid contributions.

34. RELATED PARTY TRANSACTIONS

Related party transactions can exist between subsidiaries and the holding company, fellow subsidiaries, associated companies, joint ventures and key management personnel. A report on investments in subsidiaries, associated companies and joint ventures, that indicates the relationship and degree of control exercised by the Company, appears on pages 85 to 86.

Transactions between the holding company, its subsidiaries, associated companies and joint ventures relate to fees, dividends, rents and interest and are regarded as intra-Group transactions and eliminated on consolidation.

Fees relating to specific capital projects are not eliminated as the underlying costs are capitalised to capital work-in-progress.

These transactions are concluded at arm's length and under terms and conditions that are no less favourable than those arranged with third parties. The volume of these transactions is insignificant in relation to the operating transactions of the Company and are concluded to effect internal policies and practices of the Company. There were no material outstanding balances at the end of the year, as transactions with the Group companies are eliminated on consolidation.

34. RELATED PARTY TRANSACTIONS (continued)

Transactions with directors relate to fees and share options and are disclosed in note 20 above.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Assmang Limited				
– Provison of services	**5**	7	**57**	57
– Dividends	**–**	–	**21**	24
Chambishi Metals plc				
– Provision of services	**1**	14	**25**	26
– Interest	**–**	–	**45**	48
Nkomati Joint Venture				
– Provision of services	**1**	1	**6**	6

REPORT ON SUBSIDIARY COMPANIES

FOR THE YEAR ENDED 30 JUNE 2003

	Company	
	2003	2002
	Rm	Rm
INVESTMENTS		
Listed: market value R4 423 million (2002: R4 993 million)	**1 175**	1 462
Unlisted	**207**	203
	1 382	1 665
Amounts owing by subsidiaries (refer note 4)	**296**	303
Amounts owing to subsidiaries (refer note 15)	**(292)**	(286)
	1 386	1 682
INCOME FROM SUBSIDIARIES		
Dividends	**21**	29
Interest	**47**	49
Fees – management advisory services	**83**	77
Fees – technical advisory services	**7**	7
	158	162
MEMBERS' AGGREGATE INTEREST IN PROFITS AND LOSSES AFTER TAXATION OF SUBSIDIARIES		
Profits	**103**	123
Losses	**184**	912
INDEBTEDNESS TO COMPANIES IN THE GROUP		
The aggregate amount of indebtedness of subsidiaries to Anglovaal Mining Limited is:		
– included in investments	**296**	303
– included in loans and long-term receivables	**–**	252
– included in receivables	**4**	3
	300	558
The aggregate amount of indebtedness of Anglovaal Mining Limited to its subsidiaries is:		
– included in payables	**1**	1
– included in overdrafts and short-term borrowings	**292**	286
	293	287

AS AT 30 JUNE 2003

Name and nature of business	Class	Issued capital amount 2003 Rm	Issued capital amount 2002 Rm	Direct interest in capital 2003 %	Direct interest in capital 2002 %	Book value of the Company's interest: Shares 2003 Rm	Shares 2002 Rm	Indebtedness by/(to) 2003 Rm	Indebtedness by/(to) 2002 Rm
Anglovaal Air (Proprietary) Limited									
– air charter operator	Ord	–	–	**100**	100	**89**	89	**(211)**	(211)
Assmang Limited[1]									
– manganese, iron ore and chrome mining company and ferro-alloy producer	Ord	**2**	2	**50**	50	**261**	261	–	–
Atscot (Proprietary) Limited									
– investment	Ord	**1**	1	**100**	100	**10**	10	**(23)**	(23)
Avgold Limited[1]									
– gold producer	Ord	**7**	7	**42**	56	**914**	1 201	–	–
Avmin Limited									
– mining investment	Ord	**454**	454	**100**	100	**678**	678	**(17)**	(17)
Bitcon's Investments (Proprietary) Limited									
– investments	Ord	–	–	**100**	100	**2**	2	**(2)**	(2)
Chambishi Marketing (Proprietary) Limited [4]									
– marketing of metals	Ord	–	–	–	100	–	–	–	–
Chambishi Metals plc[2]									
– cobalt and copper treatment	Ord	–	339	–	90	–	–	–	21
Jesdene Limited									
– share dealer	Ord	–	–	**100**	100	–	–	**6**	6
Kingfisher Insurance Company Limited									
– insurance	Ord	–	–	**100**	100	**5**	5	**17**	–
Lavino (Proprietary) Limited									
– investment	Ord	**1**	1	**100**	100	**3**	3	**(9)**	(9)
Letaba Copper & Zinc Corporation Limited									
– prospecting	Ord	**1**	1	**94**	94	–	–	–	–
Mannequin Insurance PCC Limited Cell AVL18 [5]									
– insurance	Ord	**4**	–	**100**	–	**4**	–	**(4)**	–
Prieska Copper Mines Limited									
– investment	Ord	**27**	27	**97**	97	–	–	–	–
Sheffield Minerals (Proprietary) Limited									
– investments	Ord	–	–	**100**	100	–	–	–	–
South African Base Minerals Limited									
– investment	Ord	–	–	**100**	100	–	–	–	–
Tasrose Investments (Proprietary) Limited	Pref	–	–	**100**	100	**24**	24	–	–
– mining investment	Ord	–	–	**100**	100	–	–	**(24)**	(24)
Two Rivers Platinum (Proprietary) Limited									
– platinum investment	Ord	**100**	100	**55**	55	**55**	55	**281**	267
Vallum Investments (Proprietary) Limited									
– investment	Ord	–	–	**100**	100	–	–	–	–
Venetia Diamond Mines[3] **(Proprietary) Limited**									
– share dealings	Ord	–	–	**100**	100	–	–	–	–
Venture Building Trust (Proprietary) Limited									
– property owner	Ord	–	–	**100**	100	**12**	12	**9**	10

Ord Ordinary shares
Pref Preference shares

Unless otherwise stated, all companies are incorporated and carry on their principal operations in the Republic of South Africa. Interests are shown to the extent that this information is considered material. A schedule with details of all other subsidiaries is available from the registered office or the London secretaries of the Company.

[1] Listed companies
[2] Incorporated in Zambia, sold 17 July 2003
[3] Deregistered 2 September 2002
[4] Sold 17 July 2003
[5] Incorporated in Guernsey

REPORT ON OTHER INVESTMENTS

AS AT 30 JUNE 2003

Name of company	Group Number of shares held 2003	Group Number of shares held 2002	Company Number of shares held 2003	Company Number of shares held 2002	Group effective percentage holding 2003	Group effective percentage holding 2002
INVESTMENTS IN ASSOCIATED COMPANIES, JOINT VENTURES AND PARTNERSHIPS						
ASSOCIATED COMPANIES						
Listed						
Village Main Reef Gold Mining Company (1934) Limited						
Ordinary shares of 12,5 cents each	**2 292 500**	2 292 500	**2 292 500**	2 292 500	**38**	38
JOINT VENTURES AND PARTNERSHIPS						
Cato Ridge Alloys (Proprietary) Limited	**19 400**	19 400	**–**	–	**25**	25
Nkomati Joint Venture	**–**	–	**–**	–	**75**	75
INVESTMENTS IN OTHER COMPANIES						
Listed						
Assore Limited	**2 610 600**	2 610 600	**2 610 600**	2 610 600	**2 610 600**	2 610 600
Sub-Sahara Resources Limited [1]	**6 265 664**	6 265 664	**6 265 664**	6 265 664	**6 265 664**	6 265 664
Unlisted						
Otterbea International [2] (Proprietary) Limited	**–**	7 982	**–**	7 982		
Business Partners Limited	**323 177**	323 177	**323 177**	323 177		

Notes

Interests are shown to the extent that this information is considered material. A schedule with details of all other investments is available from the registered office or the London secretaries of the Company.

[1] Incorporated in Australia

[2] Sold

For the benefit of international investors, the balance sheet, income statement and statement of changes in equity and the cash flow statement of the Group, presented in rands and set out on pages 58 to 86, have been translated into United States dollars and are presented on pages 87 to 91. This information is supplementary and not required by International Financial Reporting Standards.

The balance sheets are translated at the rate of exchange ruling at the close of business at 30 June each year and the income statements and cash flows are translated at the average exchange rates for the years reported.

The dollar denominated balance sheet, income statement, statements of changes in equity and cash flow statement should be read in conjunction with the accounting policies of the Group as set out on pages 51 to 57 and with the notes to the financial statements on pages 62 to 83.

FOR THE YEAR ENDED 30 JUNE The exchange rates were:		**Group 2003 R/US$**	Group 2002 R/US$	Group 2001 R/US$	Group 2000 R/US$	Group 1999 R/US$
Balance sheet		**R7,51**	R10,25	R8,08	R6,80	R6,03
Income statement and cash flow statement		**R9,04**	R10,15	R7,67	R6,34	R6,06
		US$m	US$m	US$m	US$m	US$m
Income statement						
Revenue		**542**	399	369	463	411
Earnings/(loss)		**(20)**	(86)	37	627	86
Headline earnings		**22**	20	37	77	48
Earnings/(loss) per share (cents)		**(18)**	(77)	34	587	93
Headline earnings per share (cents)		**19**	18	34	72	51
Balance sheet						
Total assets		**954**	857	1 128	1 388	823
Total interest bearing borrowings		**109**	263	306	159	121
Shareholders' equity		**662**	448	680	628	517
Cash flow						
Cash generated from operations		**94**	59	69	100	76
Cash generated from operations per share (cents)		**84**	53	64	93	82
Cash and cash equivalents		**35**	76	54	612	72
Number of employees		**3 284**	5 303	5 263	5 326	14 861
JSE Securities Exchange, South Africa performance						
Ordinary shares (US cents)						
– high		**564**	520	527	456	641
– low		**321**	282	298	291	196
– year end		**533**	489	489	368	647
Volume of shares traded (thousands)		**39 294**	51 524	38 285	91 856	46 426
Number of ordinary shares in issue (thousands)		**112 602**	111 444	110 105	107 610	106 200
Financial statistics	**Definition* number**					
Tax rate before exceptional items (per cent)	1	**320**	(79)	29	7	19
Interest cover (times)	2	**3,4**	5,3	5,3	10,9	5,5
Dividend cover (times)	3	**–**	–	–	0,41	4,5
Return on operational assets (per cent)	4	**6,4**	16,4	8.2	7,0	13,3
Return on capital employed (per cent)	5	**8,2**	14,1	7,7	12,1	16,1
Return on equity (per cent)	6	**6,5**	7,9	7,0	17,0	14,5
Debt:equity ratio	7	**0,16**	0,59	0,45	0,25	0,23
Net debt:equity ratio	8	**0,11**	0,42	0,37	(0,72)	0,09
Net asset value per share (US cents)	9	**298**	226	451	422	312
Market capitalisation (US$ million)	10	**600**	402	538	396	687

*Refer to page 4 for definitions

US$ BALANCE SHEET

AT 30 JUNE 2003

	Note	Group 2003 US$m	2002 US$m
ASSETS			
Non-current assets			
Tangible assets	2	**637**	555
Intangible assets	2	**1**	1
Deferred tax assets	10	**2**	4
Environmental rehabilitation trust funds	3	**6**	6
Investments	4	**29**	17
		675	583
Current assets			
Inventories	6	**119**	95
Trade and other receivables		**125**	103
Deposits and cash		**35**	76
		279	274
Total assets		**954**	857
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital	7	**1**	1
Share premium	7	**11**	6
Reserves		**30**	10
Retained earnings		**294**	235
Shareholders' interest in capital and reserves		**336**	252
Minority interest	8	**326**	196
Total shareholders' interest		**662**	448
Non-current liabilities			
Long-term borrowings	9	**–**	115
Deferred tax liabilities	10	**69**	48
Long-term provisions	11	**20**	21
Non-hedge derivatives	12	**14**	–
		103	184
Current liabilities			
Trade and other payables	13	**69**	62
Provisions	14	**5**	6
Taxation		**6**	4
Derivative instruments		**–**	5
Overdrafts and short-term borrowings	15	**109**	148
		189	225
Total equity and liabilities		**954**	857

US$ INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Group 2003 US$m	2002 US$m
Revenue	16	**542**	399
Cost of sales		**(429)**	(294)
Gross profit		**113**	105
Other operating income		**47**	21
Other operating expenses		**(90)**	(47)
Unrealised non-hedge derivatives		**(11)**	–
Profit from operations	17	**59**	79
Income from investments	18	**9**	5
Finance costs		**(20)**	(16)
Profit before taxation and exceptional items		**48**	68
Exceptional items	19	**(43)**	(107)
– Loss on disposal of discontinued operations		**(72)**	–
– Other exceptional items		**29**	(107)
Loss before taxation		**5**	(39)
Taxation	21	**(16)**	(31)
Loss after taxation		**(11)**	(70)
Minority interest		**(9)**	(16)
Loss		**(20)**	(86)
Additional information			
Headline earnings	22	**22**	20
Headline earnings before unrealised non-hedge derivatives	22	**27**	20
Headline earnings per share (cents)	23	**19**	18
Headline earnings per share before unrealised non-hedge derivatives (cents)		**24**	18
Fully diluted earnings/(attributable loss) per share (cents)	23	**(18)**	(76)
Fully diluted headline earnings per share (cents)	23	**19**	18

US$ STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2003

Group	Share capital and premium US$m	Foreign currency translation US$m	Revaluation surplus US$m	Other US$m	Retained profit US$m	**Total US$m**
Balance at 30 June 2001	8	1	80	3	405	**497**
Realignment of currencies	(1)	–	(18)	–	(85)	**(104)**
Loss	–	–	–	–	(85)	**(85)**
Revaluation of listed investment	–	–	6	–	–	**6**
Disposal of listed investments	–	–	(54)	–	–	**(54)**
Unrealised loss on currency derivative contract	–	–	–	(3)	–	**(3)**
Other	–	(5)	–	–	–	**(5)**
Balance at 30 June 2002	7	(4)	14	–	235	**252**
Realignment of currencies	3	2	6	2	79	**92**
Loss	–	–	–	–	(20)	**(20)**
Revaluation of listed investment	–	–	5	–	–	**5**
Reversal of derivative instruments	–	–	–	3	–	**3**
Share options exercised	2	–	–	–	–	**2**
Realisation of reserve on disposal of Chambishi	–	2	–	–	–	**2**
Balance at 30 June 2003	12	–	25	5	294	**336**

US$ CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Group 2003 US$m	Group 2002 US$m
CASH FLOW FROM OPERATING ACTIVITIES			
Cash receipts from customers		**554**	377
Cash paid to suppliers and employees		**(460)**	(318)
Cash generated from operations	24	**94**	59
Translation adjustment		**16**	(11)
Interest received		**9**	5
Interest paid		**(20)**	(16)
Dividends paid	25	**(2)**	(2)
Taxation paid	26	**(11)**	(19)
Net cash inflow from operating activities		**86**	16
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to fixed assets to maintain operations		**(46)**	(12)
Additions to fixed assets to expand operations		**(15)**	(108)
Proceeds on disposal of fixed assets		**1**	1
Proceeds on disposal of investments		**–**	99
Net proceeds from sale of ETC mine	27	**28**	–
Net cash effect on sale of Chambishi	27	**(7)**	–
Proceeds on dilution of interest in investment in subsidiaries		**62**	14
Net cash inflow/(outflow) from investing activities		**23**	(6)
CASH FLOW FROM FINANCING ACTIVITIES			
Increase in shareholder funding		**2**	1
Funding received from minority shareholders		**1**	26
Long-term borrowings raised		**–**	31
Long-term borrowings repaid		**(100)**	(15)
Decrease in short-term borrowings		**(53)**	(31)
Net cash (outflow)/inflow from financing activities		**(150)**	12
Net (decrease)/increase in cash and cash equivalents		**(41)**	22
Cash and cash equivalents at beginning of year		**76**	54
Cash and cash equivalents at end of year		**35**	76
Cash generated from operations per share (cents)		**84**	53

SHAREHOLDERS' ANALYSIS

30 JUNE 2003

		Number of shareholders	%	Number of shares	%
Holdings	1 – 1 000	2 560	68,85	797 801	0,71
	1 001 – 5 000	720	19,37	1 640 766	1,46
	5 001 – 10 000	121	3,25	902 213	0,80
	10 001 – 50 000	158	4,25	3 690 456	3,28
	50 001 – 100 000	54	1,45	4 021 228	3,57
	100 001 – 1 000 000	89	2,39	25 700 079	22,82
	1 000 000 and over	16	0,44	75 849 437	67,36
		3 718	100,00	112 601 980	100,00

SHAREHOLDERS' DIARY

Financial year end		30 June
Annual general meeting		11 November 2003
Report and profit statements		**Published**
Half-yearly interim report		March 2004
Results and dividend announcement		September 2004
Annual financial statements issued		October 2004
Annual dividend 2003 (refer to page 44)	Declared nil	Paid nil

Company
Anglovaal Mining Limited
Registration number: 1933/004580/06
Share code:
JSE Securities Exchange South Africa – AIN
London Stock Exchange – AGM
ISIN ZAE000017141

Company secretary's and registered office's address
56 Main Street
Johannesburg, 2001
South Africa

Postal address
PO Box 62379
Marshalltown, 2107
South Africa
Telephone (+27 11) 634-9111
Telefax (+27 11) 634-0383

Additional corporate information can be obtained from Ebrahim Takolia in the investor relations department at the postal address or telephone number shown above.

Alternatively, at the Company's website:
http://www.avmin.co.za

Auditors
Ernst & Young

Bankers
Absa Bank Limited
FirstRand Bank Limited
Nedbank Limited
The Standard Bank of South Africa Limited

Sponsors
Deutsche Securities SA (Pty) Limited

CHANGE OF ADDRESS
Members are requested to notify any change of address to:
The Transfer Secretaries
Computershare Limited
Investor Services Division
PO Box 61051
Marshalltown, 2107
South Africa

or

The London Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone (020) 7499-3916
Telefax (020) 7491-1989

SHAREHOLDER ENQUIRIES
Transfer secretaries
Computershare Limited
Investor Services Division
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address
PO Box 61051
Marshalltown, 2107
South Africa
Telephone (+27 11) 370-5000
Telefax (+27 11) 370-5271/2

London secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone (020) 7499-3916
Telefax (020) 7491-1989

United Kingdom share registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom



(Registration number 1933/004580/06)
Share codes: South Africa AIN
London Stock Exchange: AGM
ISIN: ZAE000017141
(the "Company")

Notice is hereby given that the seventieth annual general meeting of members of Anglovaal Mining Limited will be held at 56 Main Street, Johannesburg on Tuesday, 11 November 2003 at 15:00, for the following purposes:

1. To receive and consider the annual financial statements for the year ended 30 June 2003.
2. To elect the following directors in place of those retiring in accordance with the provisions of the Company's articles of association, and who, being eligible, offer themselves for re-election, namely, Messrs KW Maxwell and JR McAlpine.

   Refer **Footnotes** for directors' curriculum vitae.
3. To elect the following directors who were appointed as such since the last annual general meeting and who, being eligible, offer themselves for election, namely Messrs DN Campbell, PT Motsepe, PC Pienaar, JC Steenkamp and BZ Swanepoel.

   Refer **Footnotes** for directors' curriculum vitae.
4. To consider and, if deemed fit, to pass, with or without modification, the following ordinary resolution:

   Ordinary resolution number 1
   "Resolved that the rate at which directors shall be paid out of the funds of the Company as remuneration for their services fees as such be and is hereby increased from R75 000 to R100 000 per annum for the chairman and from R43 000 to R60 000 per annum for each of the other directors, and directors' meeting attendance fees be increased from R5 250 to R7 000 per meeting for the chairman and from R3 000 to R4 200 per meeting for each of the other directors, payable quarterly in arrears, with effect from 1 July 2003 until otherwise determined by the Company in general meeting."
5. To transact such other business as may be transacted at an annual general meeting.

Voting and Proxies
Each shareholder of the Company who is registered as such and who, being an individual, is present in person or by proxy or which, being a company, is represented, at the annual general meeting is entitled to one vote on a show of hands.

On a poll, each shareholder present in person or by proxy or represented shall have one vote for every share held by such shareholder.

Footnotes

Directors retiring by rotation and are seeking re-election
Kennedy William Maxwell, BSc Eng (Mech), MA, PMD, 64. Consultant. Past chairman of the board of directors; now an independent non-executive director. An Avmin director since December 1998. Chairman of the audit and remuneration committees and member of the sustainable development committee.

James Roy McAlpine, BSc (Glasgow), CA (Scotland), 62. Director of companies. Appointed to the board as an independent non-executive director in December 1998. A member of the remuneration committee.

Confirmations of appointments of directors appointed since the last annual general meeting.
Douglas Neil Campbell, CA(SA), 56. An executive director and the chief financial officer of the Company. Appointed to the board on 12 May 2003. Member of the risk committee.

Patrice Tlhopane Motsepe, BA, LLB, 41. Chairman, Harmony Gold Mining Company Limited. Appointed to Avmin's board on 5 May 2003 as a non-executive director. Member of the nominations committee.

Petrus Cornelius Pienaar, BCom, CA (SA), 39. New business executive, Harmony Gold Mining Company Limited. Appointed as a non-executive director of Avmin on 5 May 2003. A member of the audit, risk and sustainable development committees.

Jan Christiaan Steenkamp, National Mining Diploma, EDP, 49. Avmin's chief executive officer. An executive director appointed to the board on 12 May 2003. Member of the risk and sustainable development committees.

Zacharius Bernardus Swanepoel, BSc (Min Eng), BCom (Hons), 42. Chief executive officer, Harmony Gold Mining Company Limited. Joined the board on 5 May 2003 as a non-executive director. Member of the remuneration committee.

Certificated shareholders/dematerialised shareholders with own name registrations

Shareholders who have not yet dematerialised their shares or who have dematerialised their shares with own name registration ("entitled shareholders") may appoint one or more proxies to attend, speak and vote or abstain from voting in such shareholders' stead. The person so appointed need not be a member of the Company. A form of proxy is attached for the use of those entitled shareholders who wish to be so represented. Such entitled shareholders should complete the attached form of proxy in accordance with the instructions contained therein and return it to the **registered office** of the Company, namely 56 Main Street, Marshalltown, 2107, South Africa, (PO Box 62379, Marshalltown, 2107) or the **transfer secretaries**, Computershare Limited, Investor Services Division, 7th Floor, 70 Marshall Street, Johannesburg, 2001, South Africa (PO Box 61051, Marshalltown, 2107, South Africa) or **United Kingdom share registrars**, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, England BR3 4TU to be received by 15:00 on Friday, 7 November 2003.

Dematerialised shareholders

Shareholders who have dematerialised their shares (other than those with own name registrations) should provide their Central Securities Depository Participant ("CSDP") or broker with their voting instructions in terms of the custody agreement entered into with the relevant CSDP or broker. Should such shareholders wish to attend the annual general meeting to be held on 11 November 2003 or send a proxy to represent them at the annual general meeting, they should inform their CSDP or broker timeously and request their CSDP or broker to issue them with the necessary authorisation to attend.

By order of the board

RH Phillips
Group company secretary

Johannesburg
3 October 2003

FORM OF PROXY


ANGLOVAAL MINING
AVMIN

(Registration number 1933/004580/06)
Share codes: South Africa AIN
London Stock Exchange: AGM
ISIN: ZAE000017141
(the "Company")

Shareholders who have **dematerialised their shares** (other than those with own name registrations) should provide their Central Securities Depository Participant (CSDP) or broker with their voting instructions in terms of the custody agreement entered into with their relevant CSDP or broker. Should such shareholders wish to attend the annual general meeting of Anglovaal Mining Limited, they should inform their CSDP or broker timeously and request their CSDP or broker to issue them with the necessary authorisation to attend.

FOR COMPLETION BY SHAREHOLDERS WHO HAVE NOT YET DEMATERIALISED THEIR SHARES OR WHO HAVE DEMATERIALISED THEIR SHARES WITH OWN NAME REGISTRATION

Shareholders who have **not yet dematerialised their shares or who have dematerialised their shares with own name registration** (Entitled Shareholders) may appoint one or more proxies to attend, speak and vote or to abstain from voting in such shareholder's stead. The person so appointed need not be a member of the Company. This form of proxy is for the use of those entitled members who wish to be so represented. Such Entitled Shareholders should complete this form of proxy in accordance with the instructions contained herein and return it to the registered office or the transfer secretaries or the United Kingdom share registrars of the Company, to be received by the time and date stipulated herein.

If you are unable to attend the seventieth annual general meeting of shareholders of Anglovaal Mining Limited convened for Tuesday, 11 November 2003 at 15:00, you should complete and return this form of proxy as soon as possible, but in any event to be received by not later than 15:00 on Friday, 7 November 2003.

I/We ______________________________ (name in block letters)

of ______________________________ (address)

being the holder of ______________ shares in the issued share capital of the Company, do hereby appoint

____

or failing him/her, ______________________________

or failing him/her, the chairman of the Company, or failing him/her the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at 15:00 on Tuesday, 11 November 2003 and at any adjournment thereof and in particular in respect of the following resolutions:

*Indicate with an X in the spaces below how votes are to be cast. Unless otherwise directed, the proxy will vote or abstain as he thinks fit in respect of the member's holding.

Resolutions		For	Against	Abstain
1	To re-elect the following directors, who retire by rotation: KW Maxwell			
	JR McAlpine			
2	To confirm the appointments of the following directors made during the year: DN Campbell			
	PT Motsepe			
	PC Pienaar			
	JC Steenkamp			
	ZB Swanepoel			
3	Ordinary resolution number 1: To increase directors' fees			

Number of shares

Unless this section is completed for a lesser number, the Company is authorised to insert in the said section the total number of shares registered in my/our name(s) one business day before the meeting.

Signed at ______________ on ______________ 2003

Signature ______________________________

Assisted by me (where applicable) ______________________________

INSTRUCTIONS ON SIGNING AND LODGING THE FORMS OF PROXY

Please read the notes below:

1. The completion and lodging of this form of proxy will not preclude the Entitled Shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should he or she wish to do so.
2. Every member present in person or represented by proxy and entitled to vote shall, on a show of hands, have only one vote and upon a poll every member shall have a vote for every ordinary share held.
3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose. The person whose name appears first on the form of proxy and who is present at this meeting will be entitled to act as proxy to the exclusion of those whose names follow.
4. When there are joint holders of shares, only that holder whose name appears in the register need sign this form of proxy.
5. If the form of proxy is signed under the authority of a power of attorney or on behalf of a company or any other juristic person, then it must be accompanied by such power of attorney or a certified copy of the relevant enabling resolution or other authority of such company or other juristic person, unless proof of such authority has been recorded by the Company.
6. If the entitled shareholder does not indicate in the appropriate place on the face hereof how he or she wishes to vote in respect of a resolution, his or her proxy shall be entitled to vote as he or she deems fit in respect of that resolution.
7. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.
8. The chairman of the meeting may, in his absolute discretion, reject any form of proxy which is completed other than in accordance with these instructions.
9. Forms of proxy, powers of attorney or any other authority appointing a proxy shall be deposited at the **registered office** of the Company, 56 Main Street, Johannesburg 2001 South Africa (or posted to PO Box 62379, Marshalltown, 2107, South Africa), or at the **transfer secretaries,** Computershare Limited, Investor Services Division, 70 Marshall Street, Johannesburg 2001 South Africa (or posted to PO Box 61051, Marshalltown, 2107, South Africa) or the **United Kingdom share registrars,** Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, England BR3 4TU, so as to be received not later than 15:00 on Friday, 7 November 2003 (in respect of the meeting) or 48 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for the holding of any adjourned meeting.
10. No form of proxy shall be valid after the expiration of six months from the date when it was signed except at an adjourned meeting in cases where the meeting was originally held within six months from the aforesaid date.

ANGLOVAAL MINING

AVMIN

www.avmin.co.za


ANGLOVAAL MINING
AVMIN

Sustainable Development

2003 REPORT



About Avmin

Anglovaal Mining Ltd (Avmin) is a South African mining and beneficiation company with interests in precious, ferrous and base metals. We focus entirely on developing above average mining and mineral related assets at efficient low cost operations.

Through our 42% interest in Avgold Ltd, our 50% interest in Assmang Ltd, our 75% interest in Nkomati mine, we operate five mines and two smelting operations. The company is also involved in exploration activities, mineralogical research and new mining projects.

The future of the company is based on a disciplined strategy of discovery, mining, processing and the marketing of a focused portfolio of minerals. Being socially, environmentally and sustainably active enables us to deliver value to all our stakeholders.

Avmin is listed on the JSE Securities Exchange, South Africa and the London Stock Exchange with a market capitalisation of around US$ 500 million.

The statistics presented in this report includes Chambishi Metals PLC in Zambia and ETC, which were sold at the end of the financial year.

Map of Operations


KONKOLA
SWAZILAND
RIDGE MANGANESE
Durban
Cape Town
Operations & Development Projects
Exploration Projects



Contents







ANGLOVAAL MINING
AVMIN

Chairman's Letter

Gone are the days, in the words of Clem Sunter, of the 'lion-style' tooth and claw business of previous generations. Out of practical necessity, the business landscape of today has less evolved and more transformed into an ever-changing environment in which the caring and holistic 'elephant' approach is needed in order to survive. Until the correct balance is struck, we will continue to wrestle with the new triple bottom line that demands economic, social and environmental performance.

As a major South African corporation we have for many years been not just aware of our responsibilities, but entirely accountable for our actions and with the dust still settling on the year that saw South Africa host the world summit, we look back and reflect.

Our major achievement was the opening of Target, a $250 million highly mechanised model deep level gold mine. Adhering to superior standards of safety, health and environmental operations as well as skill levels and performance, it is the benchmark against which we can measure all our operations and has successfully set a lofty precedent towards which we can strive.

In counter balance, safety has been a major issue. We started the year with a poor safety performance and our continued dedication resulted in improvements, but we still did not achieve all our objectives. Providing a safe working environment is non-negotiable and is key to our sustainable strategy. The measures we are taking to improve the levels of safety performance have been documented in the Safety section.

Conversely, a significant achievement of the year was the finalisation of our HIV/AIDS policy. The policy deals with how we can best measure and respond to the various phases of prevention and infection, preserving working life and treatment. The full strategy was cited as a model by the Global Health Initiative at the World Economic Forum, confirming that we are making a difference.

On the environmental side we made progress on all of our major programmes and we maintained a high level of monitoring and accountability in the planning and execution of all our new projects. We also made great inroads into social investment, with a number of projects yielding magnificent results. But the complexity of socio-economic development is so great, that we must continually search for better ways.

But what of the future? Our focus this year is on broader accountability - each of us is accountable to our shareholders, colleagues, our government, our country and everyone affected by our operations. With increasing demands on our resources, we are challenged more than ever to find innovative ways to achieve all that we ought to achieve and in a sustainable context. We have to be versatile. We need to be imaginative. We must tap into all of our resources and consider how to use them creatively. We must continue to explore the interconnectedness of our business with sustainability and prove that they can co-exist harmoniously. The answers are within our capabilities and within our grasp; we just have to work together to achieve the right mix that will yield the right result.

Rick Menell, Chairman
September 2003

Snapshot of Operations

Avmin is involved in exploration activities, mineralogical research, mining operations and various new projects at five mining and two smelting operations.

Ferrous Metals

Assmang Chrome Alloys (Machadodorp)
The smelter operation at Machadodorp produces ferrochrome – the output of this operation has been positively influenced through the introduction of state-of-the-art furnaces and pelletising plants.

Assmang Manganese Alloys (Cato Ridge)
Ore from the Assmang Manganese Mines (Black Rock) is smelted and refined at this operation to produce ferro-manganese to clients worldwide.

Assmang Iron Ore Mines (Beeshoek)
The opencast operations at Postmasburg produce iron ore exported to iron and steel operations locally and internationally.

Assmang Manganese Mines (Black Rock)
The underground operations at Black Rock near Kuruman produce high quality manganese ores that are sold to manganese smelters and clients worldwide. Much of the ore is smelted at the Cato Ridge works near Pietermaritzburg in KwaZulu-Natal.

Assmang Chrome Mine (Dwarsrivier)
An opencast operation exploiting the LG6 chromitite seam producing chromite feedstock primarily for the chrome smelter at Machadodorp.

Base Metals

Chambishi Metals - Zambia (Cobalt & Copper)
Toll refines concentrates from operations in and around Kitwe and retreats slag from the Nkana operations to produce electrowon cobalt and copper metal. The operation was sold towards the end of the financial year.

Nkomati (Nickel, Copper, Cobalt, PGMs)
This underground operation mines a massive sulphide deposit and is South Africa's only primary nickel operation. The ore is milled and floated to produce a nickel rich concentrate with copper, cobalt, platinum, palladium, rhodium and gold as a by-product that is refined at various operations in southern Africa.

AvAlloys
Avmin Alloys (AvAlloy) is a beneficiation project that is assessing the viability of producing mainly nickel-based, high performance, alloys.

Precious Metals

ETC
An underground mining operation producing gold. The mine was sold towards the end of the financial year.

Target
Avgold's newest gold mine, which was recently commissioned. The underground mining is trackless and the new plant employs the latest technological developments.

Two Rivers Platinum
Work is advanced on assessing the viability of a new PGM operation, expected to be in production within three years.

Projects

Exploration
Avmin is actively exploring for gold, copper, nickel, PGM elements and cobalt in southern Africa.


Sustainable Development
Introduction & Policy

The Ultimate Challenge

Global debate has been focussed on sustainable development for over three decades. The Rio Earth Summit and the World Summit held in Johannesburg, helped increase pressure on businesses and industries. And this pressure translates into a social licence to operate.

We are committed. We feel the need to meet the developmental challenges facing the African Continent, to find a way of turning the mineral wealth into a force for good, for local and national development. We are prepared to fight poverty through broad-based growth and sustainable development.

Our mission is to convert the raw ore that we mine into new forms such as economic, social and human capital, all of which are essential requirements for sustainable development to succeed.



The Background

In 1972, the Brundtland Commission produced a definition of sustainable development; 'to satisfy the needs of the present generation in a manner that does not compromise the ability of future generations to meet their own needs'. Since then the global debate has widened and shifted more to anthropological aspects, human conditions and quality of life issues.

The Brundtland definition poses many challenges for mining because it deals with non-renewable resources. However, an independent study sponsored by the Global Mining Initiative (GMI) Companies, of which Avmin was one, and conducted by the International Institute for Environment and Developing (IIED), demonstrated how mining could contribute to sustainable development. At Avmin we are committed to the implementation of the recommendations of this independent study.





Our SD Policy Development Process

The essential elements of our policy development process are:

- Agreeing on a framework and a common philosophy for sustainable development;
- Developing a common understanding for sustainable development; and
- Agreeing on the key elements of our Policy.

The chronological process that we followed is shown below:



Avmin, as one of the sponsors of the GMI.
- Active participation in the MMSD & WSSD.
- Participation at the Toronto GMI Conference (May 2002).
Presentation to Management Exco on the outcome
of the Toronto GMI Conference - June 2002.
- Exco agreed on process and timeframe for policy developement.
Preparation of a paper on the MMSD recommendations and circulation to
General Managers and Senior Management – July 2002.
Preparation of a Discussion Document aimed at facilitating the development
of an Avmin common understanding on sustainable development – Oct 2002.
- First draft SD Policy & Discussion Document circulated to General Managers.
A workshop for General Managers and Senior Management to consider the
Discussion Document, draft policy, and MMSD recommendations – Nov 2002.
Collation of input from internal and external stakeholders on a revised draft of the
sustainable development policy – November/December 2002.
Finalisation of the policy for submission to the Avmin Board – January 2003.
The Board of Avmin approved the Group Policy on
Sustainable Development on 26 February 2003.

Our Common Philosophy for Sustainable Development

The key premise of Avmin's sustainable development framework is its ability to convert the raw ore that it mines (natural resource capital) into new forms of capital such as economic, social and human capital, all of which are essential requirements for sustainable development to succeed. African leaders, in their constant interactions with the mining sector, have continuously emphasised the need for Africa to find a way to turn the mineral wealth underground into a force for good; an active catalyst for local and national development.

Avmin as a responsible company, is committed to working together, in partnership, with governments and other stakeholders in Africa, for mutual benefit involving the generation of return on shareholders investments and the creation of wealth through the use of available resources for addressing poverty in a sustainable way, both in terms of the environment, as well as in terms of economic sustainability after mine closure. Avmin is committed, through its impact on the communities where it operates, in showing that mining can contribute to the alleviation of poverty.

Because ore bodies are finite and not renewable we focused on human conditions, quality of life issues and ecological and environmental aspects. Thus, as a mining company with our roots firmly in Africa, we will make significant strides to contribute to sustainable development.

Developing a Common Understanding for Sustainable Development

- More so than most realise, modern society will remain dependent on minerals and mineral products.
- Metals and minerals are abundant; with recycling, better mining methods, and identification of new reserves, mining is a part of our lives.
- We must however consider arguments relating to the exhaustion of the earth's non-renewable resources and the dispersion of toxic elements into the environment.
- While technological development is rapid no such arguments can command priority, particularly when ranked against many other pressing challenges.
- Increasingly, in today's world, poverty is the greatest threat to mankind.
- Poverty is associated with reduced life expectancy and it has a significant impact on the environment, as natural resources are consumed for shelter, warmth and food.
- There are also instabilities caused by an unequal distribution of wealth between regions and nations; instability through migration from rural to urban areas, unemployment, escalation in criminal activities, political and sectional hostility, etc.
- Mining's role is crucial; by creating wealth, it serves as the seed, and later, as the foundation for sustainable development.
- In poor regions, mining, and the beneficiation of mining products, is one of the few paths underprivileged people could use to find employment to uplift themselves.
- Mining frequently leads to the creation of roads, railways, telecommunications, electrification, hospitals, etc. Mining can pave the way to meaningful development, such as downstream manufacturing.
- A mining-based development should give appropriate consideration to social, economic and environmental needs.
- Environmental considerations should not be used as "gate keepers" of development. Mining and environment must co-exist.

Key Elements

There are five main pillars of Avmin's policy on sustainable development - Safety, Health (Occupational Health), Environment, Social and Community investment, and HIV/AIDS. These five pillars are cemented together by cross-cutting elements, relating to integration and governance. Thus, the Avmin Group policy Framework is depicted as follows:

SD as part of Avmin Core Business

Effective integration of Economic, Environmental, and Social needs

Safety	*Health (Occupational)*	*Environment*	*Social Investment*	*HIV/AIDS*

Governance issues
- Top leadership commitment
- Legal compliance and third party verification
- Ethical and transparent behaviour and practices
- Constructive engagement with employees and other stakeholders

Conclusion

By adopting the Group Policy, we have laid a solid foundation for a sustainable business.

We have taken the first major steps on the long road to sustainability. We have no illusion that the journey on this road will be easy. However we are, at all levels, committed to meeting the challenges head-on. Avmin's leadership is irrevocably committed to effective integration of the economic, environmental and social needs as a basis for continuously improving performance of all our operations.



ANGLOVAAL MINING
AVMIN

SUSTAINABLE DEVELOPMENT POLICY

Avmin's operations are located in Southern Africa where the local communities are faced with many development challenges.



Our Sustainable Development philosophy is thus underpinned by the realisation that there is a need to turn mineral wealth into economic wealth. Through our business endeavours we seek to act as a catalyst for local, national and regional development, and to make a lasting and important contribution to the developing countries in which we operate. All our employees have a vital role to play in sustainable development (SD).



OUR MISSION

Our mission is to convert mineral wealth into other forms of sustainable capital, to the mutual benefit of shareholders, employees, local communities, and other interested and affected parties where appropriate.

SUSTAINABLE DEVELOPMENT FRAMEWORK

Each Avmin operation is encouraged to develop its own SD policy, strategy and programme, to meet its unique circumstances and to give effect to the Group's commitment to SD. To this end, the Group's policy framework is as follows:

- BUSINESS CASE FOR SD: A policy, strategy and programme at each operation reflecting the premise that SD makes good business sense, and that ultimately, it is at the core of what will sustain business itself.
- COMMUNITY DEVELOPMENT: The involvement of local communities and other role players in decisions impacting upon our respective needs and concerns.
- COMMUNICATION: Effective communication with all role players in the process of achieving buy-in and ownership.
- PARTNERSHIP APPROACH: Implementing SD programmes in a manner complementary to government planning and in partnership with government and other role players where appropriate.
- ROLES AND RESPONSIBILITIES: Clear definition of the identity and responsibility of the various role players.

OUR COMMITMENTS

At Avmin we are committed to:

Making Sustainable Development an integral part of our business.

An occupational health and safety approach that views any incident in a serious light and any accident at any of our operations as unacceptable.

The prevention and management of HIV/AIDS as our key strategic health imperative.

An environmental goal that seeks to effectively and beneficially integrate the end use of mining land into the community and the ecology.

Legal compliance (as a minimum), including clear and effective communication with government and the public, with third party verification of performance reports.

Ethical and transparent behaviour and practices based on the [illegible] of honesty, equity, freedom and opportunity for everyone.

[illegible]ing and constructive engagement with employees on matters of mutual concern.

Working smartly, responsibly and efficiently to effectively integrate economic, environmental and social [illegible] basis for continuously improving performance and ensuring [illegible].

Investing one percent of our pre-tax profit to seed and enable Sustainable Development initiatives in communities.

Rick Menell: Chairman   David Murray: CEO   Jan Steenkamp: COO

Approved by the board on the 26 February 2003

As a South African company we make the country's well-being and that of its people our business.

Safety

Our commitment to safety and a safe working environment for our employees is a priority and we benchmark ourselves both nationally and internationally. We constantly endeavour to improve work methods and facilities, and do all we can to provide and improve situations that enable our employees to progress and thrive safely in their work.

Despite our endeavours it is with sincere regret that we report that six fatalities occurred during the year. We involved ourselves in a post-bereavement capacity with the families at the time and would like to make use of this forum to extend our deepest sympathies to the bereaved families.

The operations at which the fatalities occurred were Assmang Manganese Mines, Assmang Iron Ore Mine and ETC Gold Mine. Each fatality was separately reported, thoroughly investigated and each accident site visited by Avmin Executives within 48 hours of the unfortunate occurrences.

Safety Competition

In an endeavor to increase our safety performance, two new safety awards were introduced during the year.

Santa Barbara Award

All operations, both surface and underground, achieving 1 000 000 fatality-free shifts, are eligible for this award. The first recipient of the Santa Barbara award was Target Gold Mine in July 2002, and the award is currently held by the second operation to meet the award criteria, Assmang Chrome Alloys (Machadodorp).

Excellence in Safety Award

This important award is based on an improvement in the current year's Lost Day Injury Frequency Rate (LDIFR). The operation that shows the highest percentage decrease in LDIFR year-on-year will win the award.

A new trophy was introduced, designed by a black South African artist, Danya, and represents the people of the Group, our most important asset, the Company (Avmin) and the outreach to international standards and benchmarking. A runner-up award is also planned.



ABOVE: Presentation of Runner-up trophy to Philip Swart by Rick Menell.

BELOW: Some of the people at the Excellence in Safey Awards function.

The recipient of the Excellence in Safety award for the year ending June 2003 is Assmang Chrome Mines (Dwarsrivier). This operation achieved a 100% reduction in its LDIFR compared to the 2002 year. Nkomati Mines is the runner-up having reduced its LDIFR by 78%.



Presentation of Winner of Excellence in Safety trophy to Albie Hamman by Rick Menell.

Assmang Manganese Mines (Black Rock)

Two of the above mentioned fatalities occurred at this mine during December 2002, when a 30t dump truck ran out of control down the Nchwaning 3 decline shaft fatally injuring two employees. In February 2003 another employee was fatally injured when he lost control of a vehicle.

A NOSA (5 Star) Grading Audit was initiated in February 2003 as a result of the accidents. This led to the mine being downgraded from a 5 to a 4 Star mine because its fatality frequency rate was found to exceed the industry's average for similar mines.

Assmang Manganese Alloys (Cato Ridge)

This operation achieved a 3 Star Rating on the integrated NOSA system, which, in addition to safety includes health and environmental issues.



Assmang Chrome Mines (Dwarsrivier)

This division achieved 1000 fatality-free production shifts on 26 August 2002 and the Fraser Alexander 4 Star NOSA rating on 26 September 2002.

The plant (operated by DRA) and the security department (Secureco) achieved a 12 month injury/ incident-free period between July 2002 and June 2003.

Assmang Iron Ore Division (Beeshoek)

Two fatalities occurred at this division: one on 14 December 2002, when an employee was struck on his right shoulder and head by a locomotive; the second occurred in March 2003 when an employee was trapped between a return idler of the main load-out conveyer.

ETC Mines

In April 2003 an accident occurred at ETC during which an underground team leader's lower leg was fractured. The operator was rushed to hospital but bone marrow fatally entered his blood stream after admission.

ETC established an incident enquiry board with the following objectives:

- All incidents, especially those involving actual and potential injury to persons, health risks, damage to property, equipment and near loss incidents must be reported and investigated. Conformity to the Mine's Procedures and legislation is vital to ensure a healthy and safe working environment.
- The enquiry board must make recommendations on:

  a) how to prevent similar incidents from happening in future, and
  b) how to improve communication to all levels of the workforce.

Target

We are pleased to report that one million fatality-free underground shifts were completed by Target on 28 November 2002. The mine was also awarded the Avmin Santa Barbara trophy for one million surface and underground fatality-free shifts. On 17 February 2003 Target achieved its third award for 1 000 fatality-free production shifts.

Nkomati Mine

Two inspectors from the Department of Health visited the mine in December 2002 and investigated personnel, safety, health records, statistics and facilities. The mine is pleased to report positive feedback from both inspectors.



Careless Cowboy & Safe Sam.
(Safety Campaign at Chambishi Metals)



Chambishi Metals

This operation initiated an intensive safety campaign with employees and unions. This campaign has been the major contributor to reducing the mine's LDIFR over the remaining eight months to its target of 6.20 and reducing its LDIFR by 34% when compared to 2002.

General

The graphs that follow show Avmin's LDIFR results and targets for the years stated. The past year's results are disappointing as most operations did not achieve their targets.

We cannot sufficiently emphasise the importance of safety in the workplace. All operations have reviewed and increased their safety measures during the past six months and our safety forum, attended by senior personnel of each operation, has accelerated an intervention that deals with the following:

- Review of safety performance and discussion of possible interventions,
- Evaluation and analysis of accident statistics,
- Interaction on safety campaigns, and
- Developing agreed lists of generic issues common to all operations.

The forum has established the key word 'FRESH' –
this word is to be the base of all safety operations for 2003/2004.
The acronym stands for:

F Full accountability and empowerment.
R Risk assessment and management.
E Equipment and machinery.
S Safe working environment.
H Health and socio-economic situations.

Summary

Fatalities are unacceptable and therefore the Group has committed itself to "target zero, zero tolerance". A FRESH approach to safety will be the driving force for 2003/2004 with international benchmarking of our operations.

AVMIN
Lost Day Injury Frequency Rate (LDIFR)
(Number of lost day cases per 1 000 000 man-hours worked)


15
12
9
6
3
0
1999
2000
2001
2002
2003
LDIFR
14.2
14.7
10.8
8.4
9.2

AVMIN
Severity Ratio (SR)
(Number of (lost days + restricted work days)/
(number of lost day cases + restricted work cases)


20
15
10
5
0
1999
2000
2001
2002
2003
SR
7.4
10.6
11.6
9.74
24.9

AVMIN
Total Injury Frequency Rate (TIFR)
(Number of (fatalities + lost day + restricted work) cases
per 1 000 000 man-hours worked)


20
15
10
5
0
1999
2000
2001
2002
2003
TIFR
14.4
14.9
17.1
10.8
9.8

Occupational Health



All of our operations are extremely active concerning employees' welfare. Our involvement with occupational fitness, regular testing and prevention programmes is constant and thorough. Here are just a few of the activities in which we are involved.

Assmang Manganese Mines (Black Rock) appointed an Occupational Medical Practitioner and a nutrition and ergonomics study was conducted in 2002 as part of a SIMRAC project.

Assmang Manganese Alloys (Cato Ridge) introduced a programme to evaluate permanent hearing protection devices.

Cr6-exposure continues to be monitored – we tested 180 employees at Assmang Chrome Alloys (Machadodorp) and 8 cases were treated.

We are constantly on the lookout for Pulmonary Tuberculosis and ETC identified 16 new cases during this period.

Sampling of airborne pollutants is now a continuing occupational health programme at Target, which commenced in October 2002. The mine has prepared a code of practice and submitted it to the Director of Medical Education for approval.

We're happy to report that malaria incidents were lower at Chambishi Metals in the second and third quarters. Only three cases were reported in March 2002 – this was the lowest in more than two years and it was the fifth consecutive month that showed a decrease on the previous month's malaria figures. We attribute the improved benefit to the DDT spraying campaign supported by the Roll Back Malaria campaign that was jointly approved by the Malaria Board of Zambia and the Zambian National Department of Health.

AVMIN
Number of Fatalities



6
4
2
0
1999
2000
2001
2002
2003
Fatalities
4
2
3
1
6

BENCHMARKING (Calendar year 2002)
Lost Day Injury Frequency Rate (LDIFR)
(Number of lost day cases per 1 000 000 man-hours worked)



15
10
5
0
Avmin u/g
Int'l u/g
Avmin o/c
Int'l o/c
Avmin Smelters
Int'l Smelters
LDIFR
13.2
10.1
4.3
2.1
10.4
2.3

BENCHMARKING (Calendar year 2002)
Severity Ratio (SR)
(Number of (lost days + restricted work days)/
(number of lost day cases per + restricted work cases)



40
30
20
10
0
Avmin u/g
Int'l u/g
Avmin o/c
Int'l o/c
Avmin Smelters
Int'l Smelters
LDIFR
16.7
28.4
32.3
26.7
23.1
21.9

Health - HIV/AIDS

In 2001 it was estimated that about 14.1% of the overall Avmin workforce was infected with HIV, with the highest prevalence being in the Mpumalanga Province. The impact on our business will be substantial not only in terms of the loss of productive labour, but also the potential cost implications as AIDS affects the workforce.

In the year 2000 we embarked upon a concerted process to gather information regarding the impact of HIV/AIDS on our businesses and employees.

To this end a number of interventions were widely conducted across the Group, including:

- Economic Impact Analysis – this calculated that each new HIV infection in the year 2001 attracted an R82,000 cost. With the prevalence surveys indicating almost 100 new infections this translated into an R8 million effective "payroll tax" for the Group.
- Prevalence Surveys - revealed an overall Group prevalence of 14.1% as illustrated below.
- Knowledge Attitude and Practice Surveys (KAP) - two surveys provided an insight into the level of HIV/AIDS knowledge amongst employees and how they conduct their sexual behaviour.

Avmin Group Companies HIV Prevalence - 2001


Percentage Positive by Operation
30
25
20
15
10
5
0
Avm
Nkom
BeesH
BlackR
Targ
MachD
ETC
Chamb
CatoR
Total
Avm = AVMIN
Nkom = NKOMATI
BeesH = BEESHOEK
BlackR = BLACK ROCK
Targ = TARGET
MachD = MACHADODORP
ETC = ETC MINE
Chamb = CHAMBISHI
CatoR = CATO RIDGE



At AVMIN most health care services are outsourced.

These interventions highlighted that HIV/AIDS is a strategic issue for Avmin and a comprehensive and systematic approach is required. At the beginning of 2002 we formalised a HIV/AIDS plan to manage this issue. We developed an HIV/AIDS Scorecard to monitor and measure the process and to ensure the consideration of all facets of a comprehensive HIV/AIDS management programme.


HIV/AIDS SCORECARD

Avmin HIV/AIDS Logo

The HIV/AIDS Strategic Process logo is depicted together with the red HIV/AIDS ribbon, which is worn in support of those affected and involved in conquering this epidemic. The ribbon wraps around the three "employee" key issue pillars, which are prevention, living with HIV and benefits – embracing and supporting the lives of employees. The ribbon then touches the three "company" key issues of strategy and management, continued employment and testing and tracking, thereby linking the six categories into one system.

The Assmang HIV/AIDS intervention extends to schools.

HIV/AIDS Scorecard

In terms of the strategic process the Avmin Board, in 2002, approved the following vision statement together with the under-mentioned governance objectives.

"To reduce the impact of HIV/AIDS on Avmin's employees and families, thereby ensuring that this business risk does not affect our sustainable competitiveness on global markets."

The primary objective is that every effort needs to be taken to keep the 86% (Year 2001 Group prevalence being 14%) non-infected employees from becoming infected. To this end the primary objective is to:

"Prevent new infections."

The Board subscribes to the King II guideline on good governance, to:

- Ensure that we understand the social and economic impact that HIV/AIDS will have on business activities;
- Adopt a proactive and caring approach, HIV/AIDS strategy, plan and policies to address and manage the potential impact;
- Regularly monitor and measure performance using established indicators; and
- Report to stakeholders on a regular basis.

This objective can be likened to the annual audit of the company's financial statements. It is to provide a comprehensive assessment of the impact of the programme at a point in time. Each audit will provide a gap analysis, which if closed, will ensure that the risk of the HIV impact on both the business and employees will be effectively managed. Furthermore this objective subscribes to the management axiom that "you can't effectively manage what you can't measure". We plan to have all operations at an effectively managed level within a period of five years.

Our comprehensive HIV/AIDS strategy needs to address a range of interventions and six key issues have been defined to categorise these interventions into manageable components.

From the bottom up of the model, 113 scored activities are cascaded into 30 interventions, which in turn cascade into the six key issues. These six key issues culminate into an overall score, expressed as a percentage.





Outputs – Six Generic Key Issues


Overall % Score
Six Key Issues
30 Interventions
113 Activities

The six key issues are illustrated depicting a strong building with three columns, which represent the three individual categories. Without people there is no organisation. The categories forming the foundations are testing and tracking and continued employment. Strategy and management form the roof, providing shelter as the barrier against HIV/AIDS.

Each activity, intervention and key issue is scored and given a colour based on its evaluation. The scoring system adopts green, yellow and red colour principles, green indicating successful progress, yellow indicating medium progress and red indicating that more progress is to be made. Over a set period of time we aim for all six categories, on an objectively assessed basis, to score above 67% and become green.

Results



SUSTAINABLE INDEX
43.6
Strategy and Management
40.1
Prevention
Employees with HIV
Benefits
45.3
30.9
45.0
Continued Employment
50.0
Testing and Tracking
48.5



AVMIN GROUP
46.1
Strategy and Management
42.1
Prevention
Employees with HIV
Benefits
53.6
30.6
43.3
Continued Employment
52.1
Testing and Tracking
49.6



ASSMANG BEESHOEK
61.6
Strategy and Management
60.1
Prevention
Employees with HIV
Benefits
68.1
55.5
58.3
Continued Employment
58.3
Testing and Tracking
63.5



ASSMANG BLACK ROCK
57.8
Strategy and Management
52.8
Prevention
Employees with HIV
Benefits
65.6
53.2
58.3
Continued Employment
50.0
Testing and Tracking
61.0



ASSMANG CATO RIDGE
46.1
Strategy and Management
34.2
Prevention
Employees with HIV
Benefits
61.0
34.5
40.0
Continued Employment
58.3
Testing and Tracking
47.5


ASSMANG MACHADODORP
38.9
Strategy and Management
26.9
Prevention
47.4
Employees with HIV
24.8
Benefits
40.0
Continued Employment
50.0
Testing and Tracking
44.5

TARGET
27.6

Strategy and Management **15.3**

Prevention 31.6

Employees with HIV 12.1

Benefits 35.0

Continued Employment 50.0

Testing and Tracking 27.5

ETC
42.2

Strategy and Management **38.8**

Prevention 49.0

Employees with HIV 26.7

Benefits 40.0

Continued Employment 50.0

Testing and Tracking 44.5


NKOMATI
49.5
Strategy and Management
55.3
Prevention
56.8
Employees with HIV
18.8
Benefits
35.0
Continued Employment
50.0
Testing and Tracking
63.5

AVMIN HEAD OFFICE
45.0

Strategy and Management **53.5**

Prevention 49.2

Employees with HIV 19.5

Benefits 40.0

Continued Employment 50.0

Testing and Tracking 44.5

Prevalence testing in action.



Environment

Last year's report presented in broad terms our aim and commitment to minimise the negative effects of our mining activities on the environment. The tenets of our environmental strategy were listed as incorporating the following:

- Conservation of natural resources, including water habitats and ecosystems.
- Integration of waste management, waste reduction and pollution control.
- Effective and conservative utilisation of energy and water resources.
- Regular monitoring of air, water and soil pollution and the assessment of residual risk.
- Rehabilitation of areas disturbed by operations on an ongoing basis.
- Contribution to the development of policies, legislation and regulations concerning the environment.
- Provision of adequate funding to Nature Conservation Trusts (NCT) for closure rehabilitation and post-closure maintenance.

Slime dam facility.



We have made progress on all of these key areas in the last twelve months as is indicated in the sections below, which summarise the findings of the environmental component of the recently completed SHE audits for all Avmin operations. The sections show highlights of the year for each operation, challenges being considered, while priorities are identified for the coming months.

SHE Audit

Groundwater Consulting Services (GCS) was appointed with sub-consultants, PriceWaterhouseCoopers, and Digby Wells & Associates to carry out a Safety, Health and Environment audit, the objective of which was to evaluate and establish compliance with legal safety, health and environmental management.

The sites were visited for one or two days each and all findings that were significant were audited based on the information at the disposal of the audit team.

In summary, the audit team concluded that all operations use Environmental Management Plans (EMP's) and water balances, to ensure that water is used effectively, as dynamic management tools. They found that all operations have or are in the process of establishing environmental management systems (EMS's).



External SHE Audit team on an inspection of tailing dam area at Target.

Environmental Audit

Beeshoek Mine

Highlight: Assmang Iron Ore Division (Beeshoek) received approval from the Department of Environmental Affairs to move the silos from North Mine to South Mine. The mine has also made significant progress in developing an integrated approach to Safety, Health, Environment, Risk & Quality (SHERQ) Management.

The major environmental challenges at Beeshoek are: updating the approved EMPR, defining rehabilitation and closure liabilities, dewatering of opencast workings, and regular updating of the water balance for the mine.



Black Rock Mine

Highlight: Assmang Black Rock successfully obtained re-certification to ISO 14001 and ISO 9000 in May 2003. Black Rock has a well-managed environmental management system.

Challenges include:

- Amending the EMPR for submission to the Department of Minerals and Energy.
- Reviewing all commitments in the EMPR to ensure that they are achievable.
- Expanding the groundwater monitoring programme to all operations.

Cato Ridge Works

Highlight: An upslope cut-off trench was constructed, which ensures that clean surface water is directed around the Cato Ridge Works, reducing the potential for surface water contamination through exposure. Cato Ridge has established an 'interested and affected party' register and has advanced links to training, awareness, monitoring and baseline assessments.

The operations' priorities for the coming year include:

- Establishing a monthly monitoring programme for particulate matter against complaints and perceptions.
- Reclassifying slag, fines and baghouse dust for hazard ratings, and pursuing successful de-listing of slag uses with the Department of Water Affairs and Forestry.
- Converting the current manual casting process to an automated casting onto a conveyor system.

Chambishi Metals

Highlight: The Environmental Impact Studies (EIS) for Chambishi Metals were approved by the Environmental Council of Zambia.

While currently keeping well below the limit imposed by Chambishi's licence conditions (5 mg/l) it remains a challenge for Chambishi Metals to keep the dissolved cobalt in its effluent (average 3 mg/l) below the statutory limit of mg/1.





Dwarsrivier Mine

Highlight: An integrated SHEQ management system conforming to ISO 9001, ISO 14001 and OHSAS 18001 was established, which included the compilation of an integrated SHEQ manual.

The challenges are to combine EMPR and the amendments into a complete document, to align water balances with requirements of the National Water Act, and to effectively control any invasive species/plants.

Machadodorp Works

Highlight: Assmang Machadodorp obtained authorisation in terms of Section 22 of the Environmental Conservation Act for the upgrading of its existing Storm Water Management System.

The operations' two major challenges are: addressing the problem of dust and the declassification of slag with the Department of Water Affairs and Forestry and confirming the hazard rating of the baghouse dust and filter cake for disposal or treatment.

Nkomati Mine

Highlight: Nkomati launched and completed a successful project to eradicate invader species (mainly bug weed and black wattle) during the year under review.

Priority issues at Nkomati include:

- A clean water extraction system incorporating clear separation of dirty and clean water.
- Regular updating of the water balance of the mine.

Target

Highlight: The paddocks established on the top of the tailings dam, to reduce dust liberation, were completed during February 2003 and alien plant species (264 Syringa trees) were successfully removed.

Among the challenges is that Target is not a greenfields site and has liabilities from the old Loraine mine. It has therefore, inherited a backlog of rehabilitation activities, unusual for its modern mine status.

Water quality needs to be investigated to ascertain if more dirty water can be recycled and less clean water purchased. Another challenge is the need to investigate the recycling of water within the operation.

Areas infected with alien vegetation at Nkomati.



Clearance of alien vegetation at Nkomati Mine.



Unslope cut-off trench at Cato Ridge.

Summary of Environmental Rehabilitation Expenditure during 2002/2003 Financial Year

Operations	Rehabilitation Expenditure (R)			Balance in NCT as at 30/06/03 (R)	Estimated Closure Costs* (R)
	Opex	Capex	Ex-Trust		
Assmang Black Rock	600 000	0	0	4 908 000	14 109 000
Assmang Manganese Alloys (Cato Ridge)	298 000	29 721	-	-	-
Assmang Chrome (Dwarsrivier)	249 000	0	0	1 327 000	13 400 000
Assmang Machadodorp	272 000	857 000	-	-	-
Assmang Iron Ore (Beeshoek)	10 058 000	0	0	6 223 000	12 292 000
Chambishi Metals (US$)	31 048	0	-	-	-
Target Gold Mine	129 000	0	7 919 000	27 760 000	37 115 000
Nkomati Mine	431 000	0	0	4 134 000	5 894 000
TOTAL (Excluding Chambishi Metals)	**12 037 000**	**886 721**	**7 919 000**	**44 352 000**	**82 810 000**

* The estimated closure costs are based on annual escalations of the figures provided by SRK Consulting during the 1999/2000 external SHE Audits of all Avmin Operations. Closure costs are being currently reviewed by Groundwater Consulting Services (GCS).

Conclusion

In the coming year, environmental priorities, at the Group level, will include the development of rehabilitation and closure plans for historical sites belonging to Avmin.



Community Development

We have enjoyed tremendous triumphs and encountered many challenges in our community investment programmes - seeing some of our projects come to fruition and others progress, no matter how small, has brought us considerable satisfaction during the last twelve-month period.

We have been, and continue to be, dedicated in our endeavours to impact positively the communities in which we operate and to take definite steps and action in areas of education, poverty eradication and help in the fight against HIV/AIDS.

We have learned that broad brush-stroke programmes can be extremely beneficial, but only when supported by a holistic plan, which we call the Partnership Chain. This holistic plan addresses a variety of needs through a chain of people and events that need to be in place before, during and after the programme in order for it to achieve maximum impact, and for the success to be sustained.

Helping people to help themselves.



Cato Ridge supports a culture of learning.

The chain is established between Avmin, third party service providers and communities. Even when dealing with entire communities, we remain focused on the fact that a community is made up of individuals each with specific needs and requirements.

The chain encourages partnerships and incorporates support through listening, guidance and through the sharing of wealth, knowledge and experience between the partners creating a mutually beneficial partnership for all involved. Through the chain we are able to monitor our progress to ensure that results are achieved and a tangible difference is made. We grade our projects according to their effectiveness but we consider even the slightest difference a success no matter how small.

The Partnership Chain

Achieving: All parties reach their goals

Educating: All parties learn from the experience

Recording: All parties check progress

Supporting: Each party supports the others

Resourcing: Each party brings unique resources to the mix

Discussing: Setting & reviewing goals

PARTNERSHIPS

AVMIN | SERVICE PROVIDERS | COMMUNITIES

Many successful projects have been created using the Partnership Chain and have benefited from the holistic and mutually beneficial approach.

Some of the key projects are highlighted below. Brief descriptions of projects at Group level are presented followed by listings of some of the activities of the operations.

Key

Ratings	Platinum	Gold	Silver	Bronze	Copper
	☆☆☆☆☆	☆☆☆☆	☆☆☆	★★	☆

Sparrow Ministries – Rainbow Village ☆☆☆☆

The village is an initiative of Sparrow Ministries. When complete it will consist of about 50 clusters of huts housing more than 200 individuals who find themselves homeless largely as a result of their HIV status. In addition to providing accommodation, the village will also have a number of huts dedicated to work and income generation for the residents and the village's own security.

Avmin has supported this project for the past few years, providing funds for some of the buildings as well as furnishings and equipment for some of the huts. During the past year we seconded an administrator to help manage the building project.

This is a successful model that continues to address some of the needs of people infected with and affected by HIV/AIDS.

Pfuxanani Youth Organisation ☆☆☆☆

Pfuxanani has grown from an organisation that initially focused on taking young people off the streets and busying them with temporary diversions, to one that provides skills training and more long-term solutions to problems of youth unemployment and illiteracy.

Following the organisation's leader Aldrin Ndalani's selection for the Sowetan/ Anglovaal Youth Leader of the Year award in 1996, The National Department of Public Works provided funding for building a centre in Giyani, Limpopo.

In recent years we have supported the training of 50 home caregivers, as well as the beginnings of a food gardening project. In addition to providing support for those affected and infected with HIV, this is a successful vehicle for youth development in a seriously deprived community.



Maths Centre ☆☆☆☆☆

We have trained and supported teachers in effective methods for teaching mathematics at primary school for many years.

More recently, driven by demand, materials and training programmes have been developed for teachers at secondary level. The maths centre also services most parts of the country through their provincial Training/Resource Centres.

We continue to support the materials development, that are supplied as teaching and learning aids in all their projects.

In 2003/4 we are contributing to the training of approximately 50 maths and science teachers, and are supporting the provision of learning materials to more than 3000 learners in Nyakallong, Free State.

Food gardening project at Sizolinda Primary School.



Rekgutlile Temong Agricultural Association ★★

The association is made up of 65 families living in/and working on farms in Delmas, Mpumalanga. With funds granted by the Department of Land Affairs, the association purchased agricultural land with the intention of operating it as a combined crop and dairy farm.

Our support has helped to train 20 members, buy seeds and purchase and repair vegetable production implements and equipment, and also to acquire a computer to help with record keeping and general administration.

Lack of experience and unrealistic expectations on the part of some members of the association, in addition to mishaps such as floods and theft of animals have resulted in some members becoming disgruntled, causing disorganisation in the project.



Wolanani ☆☆☆☆

The Wolanani programme consists of counselling/support groups, lobbying for fair treatment and work creation for women living with HIV/AIDS.

We paid for the training of 25 women in the production of crafts which they sell for a living, as well as the training of a further 15 women as home-based caregivers.

Siyavuka Lateral Improvement Foundation (SLIF) ★★

Just one of our successes, this programme was developed with the aim of equipping unemployed and disadvantaged youth to find employment or start businesses. The multi-phased process included training and mentoring, life skills, technical skills and some micro-loans. Business skills training will be added in the future.

Nkomati Mine Communities

A detailed needs analysis in the area around the mine was carried out by a third party service provider, appointed by Nkomati Mine, to establish among others the identity of community leaders and stakeholders, what community structures exist, what the needs are and how they are prioritised.

This process resulted in the identification of the needs of the Sizolinda Primary School and the surrounding community.

The needs identified in that area included: registration of people in the community for aged and childcare government grants; supply of drinking water (people and animals are sharing the same source of drinking water); high poverty levels; and poor schooling facilities.

Our contribution to date has included: facilitating the grants registration; fencing the school to protect existing facilities from roaming animals; and establishing vegetable gardens in partnership with another funder to help eradicate poverty.

A project to address the supply of drinking water and toilets is planned for next year. In addition the mine built a road that benefits the community just as much.

The approach taken by the mine is likely to lead to more sustainable relations and development in the community. We anticipate that the rating for this project will significantly increase in the future.

Target

- Mechanisms were put in place to ensure that temporary, contractor and permanent positions, where possible, are filled with local applicants.
- Wherever possible, company initiated training/development programmes are extended to outside stakeholders in our quest to enhance the skills of individuals within the local community structures e.g. schools, clinics, NGO's, police, small businesses, etc.
- Company resources that are deemed redundant are donated to community beneficiaries that can utilise them. e.g. When the old Loraine hostel's kitchen\ was demolished, Target donated the bricks to the Nyakallong's Kopanang Housing Project.
- Partnerships with local schools were established. This took the form of visits to various schools in the community to identify needs and short term interventions. Longer term interventions will form part of the contract with the identified NGO.
- Heartbeat, a non-governmental organisation with a focus on community based HIV/AIDS interventions has been asked to develop a proposal for collaboration with Target.
- A project to upgrade maths teachers and enhance learner performance in the field of mathematics has been undertaken in partnership with the Avmin Education Trust and the Maths Centre. The project will initially target schools in the Allanridge area.



ıere's always time for children to play.

Dwarsrivier

- Established the Kopano Forum, which involves all the communities on and around Dwarsrivier. Monthly meetings are held to address issues of common concern and to identify needs of the communities.
- Recently contributed to the training of aids counsellors and a 2ha vegetable farm (not in place yet) and labour brokering through the forum.
- Closely involved in education, through interaction with the Department of Education and directly with schools in the area.

Cato Ridge

- Built a classroom at Asizenzele Primary.
- Equipped a laboratory at Mdepha High School.
- Provided funding for Maths & Science skills training to teachers Mdepha High School.
- Purchased reading books for George Cato Primary.
- Built a soccer field in the KwaXimba area.
- Provided funding for life skills training to senior pupils at KwaXimba High School.



Range of products at SLIF.

Beeshoek & Black Rock

- Helping to address the shortage of teachers by subsidising salaries of additional teachers at local schools.
- Helping to bridge the language and cultural gaps by paying for the teaching of Setswana to persons from other language groups.
- Actively participate and contribute funds to the Black Rock Development Forum.
- Continue to support a number of local pre-schools.
- Participate in work creation by supporting e.g. a needle work project, a chef training programme, and a gardening project.

Machadodorp

- Have trained and continue to support HIV/AIDS counsellors and home-based caregivers.
- Support a local sewing group.

Summary

We have a long and proud history of community development and we take great pride in consistent ratings and feedback that we are among the best. We have enjoyed the trials and tribulations, the triumphs and challenges of the year and we have made more than promising progress in more than a few areas. In the latter half of the year our Group Community investment forum resulted in our community investment guidelines and we are focused on working towards improved communication. That we continue to impact positively in the lives of thousands of people spurs us on to even greater heights and we look forward to even more broadly reaching community successes in the coming year.



Rainbow village.

The Future
CEO's Statement



The experience we have built up through the years has taught us that our business is much more than deals, logic, reason and profits, but extends to issues of ethics, values, harmony, stakeholder engagements and social responsibility.

In our first Sustainable Development Report published in 2002, our Chairman Mr Rick Menell indicated that we have begun a long and difficult road to sustainability. In reference to a Chinese proverb about a journey of a thousand miles beginning with a single step, Mr Menell said that Avmin had gone beyond the first footsteps but recognised the many more steps that we still had to take.

I am pleased to report that we are continuing on this journey.
Our commitment to contribute to the development of a sustainable future of South Africa is demonstrated through the pages of this second AVMIN annual Sustainable Development Report.

One of the major steps we have taken since the publication of our last Report was the development of a Group Policy on Sustainable Development. The process we followed, leading to the adoption of the policy by our Board on 26 February 2003 is detailed in this report. We are thankful and proud of this top-level commitment, and are currently working towards putting in place structural mechanisms to facilitate implementation.

Our implementation strategy will continue to focus on the five pillars of our policy – Safety, Health, Environment, HIV/AIDS and Community Development.

Other measurable steps we took this past year in our journey included:

- Developing an HIV/AIDS scorecard and auditing interventions at each of our operations against pre-determined levels of the scorecard.
- Introducing a new excellence in safety competition to help improve the safety performance at all our operations.
- Subjecting the safety, health and environment performance and programmes at our operations to external independent audit and review.
- Conducting a social impact study to determine the socio-economic impact of one of our proposed new projects on the neighbouring communities.

This journey is long and has many challenges but our commitment is strong and resolute. As part of our invitation to you, to partner with us on this journey, we have subjected this report to independent review by two external experts in the field of sustainable development. Their comments are published unedited, with the view that you can judge by this time next year how much we have included their suggestions in our next Sustainable Development Report in 2004.

For us the publication of an annual Sustainable Development Report is not a once off event, but a culmination of events and our performance throughout the year. We thus view our reviewers comments not as instruments to help us improve the readability of this year's report, but rather to help us chart the proper course of action for our sustainable performance in the coming year and beyond.

WE REMAIN COMMITTED TO A BRIGHT SUSTAINABLE
FUTURE FOR SOUTH AFRICA.

Jan Steenkamp, CEO
September 2003



External Reviewer's Letter A

IUCN

The World Conservation Union
\8
IUCN South Africa Country Office

The review is a desk review and is not supported by any field visits due to limitations of time. As a result desk reviews by nature have their weaknesses, but I have relied as much as I can on professional experience and the review of best practice elsewhere to provide sound and critical opinion.

In considering the report I have taken into account the following factors: integration of SD within overall governance and accountability of the company; stakeholder involvement; policy statements; target setting; and honest reporting on stated policies and targets.

1. Governance and accountability: While the process for the formulation of the SD policy shows a sound participatory approach, there is no clarification of what processes of structures have been put in place to ensure feedback and further development of the policy. For instance some companies use stakeholder dialogues, and the creation of Board level executive committees to ensure compliance, management of risk and accountability to stakeholders. Credibility is enhanced if it can be shown that concerns are addressed at the highest level of governance.

2. Stakeholder involvement: A clearer definition of pivotal stakeholders, and those peripheral needs to be stated. There should be evidence provided of how stakeholder concerns have been incorporated. Some companies draw up a matrix, and show which areas are relevant, and incorporated in company strategy and reporting. Finally, as stated before accountability to and review with stakeholders of SD implementation is something to consider seriously for the future. This will strengthen the perception that the company takes its external environment seriously.

3. Policy statements: It is useful to note that the MMSD process has had an influence in defining AVMIN's SD policy. It is hard to evaluate how consistent the policy is with best practice because of the exclusion of detail from the report. While the policy framework seems to be responsive to existing legal frameworks, it is not clear from the report what is additional and above statutory obligations.

4. Target setting and reporting: While the report makes mention of progress it is not evident as to what the original target or benchmark is. I suspect these are contained in detailed operation manuals or strategies, however, performance can only be judged if progress is measured against a set target. The report needs to make some statement of how performance is measured and based on this how changes are introduced within the different areas of intervention. Furthermore, performance measures do not only inform on progress, but also allude to new innovations that could be made. These are useful to capture in an SD report.

Finally while one commends AVMIN for their commitment to placing SD as an organizing concept for their various interventions the format of balance of detail can be improved. By balance I mean able to accommodate both company interest, versus the expectations of stakeholders in a candid way. The integrity of the report ultimately comes from a candid reflection of its interventions. In the case of safety and health issues there is some if this candidness in the SD Report and that is a positive sign. There is a need for more of this where it is necessary.

Saliem Fakir
Director
World Conservation Union (IUCN)-South Africa

External Reviewer's Letter B

PO Box 37357
Birnam Park 2015
South Africa
T] +27 11 643 6604
F] +27 11 643 6918
Reg. No. 2001/007772/08

The African Institute of Corporate Citizenship (AICC), a Section 21 Company, based in Johannesburg South Africa has been asked by AngloVaal Mining to provide commentary on the 2003 Sustainable Development report, for which there has been no financial gain. This commentary is not a verification of the data. It is our view of the contents of the report, the process of reporting and the opportunities for 2004. We have not been to site and are therefore commenting solely on the contents of the report.

The AngloVaal Mining Sustainable Development Report for 2003 is another step in their journey for improved accountability and reporting. We have examined the contents of the report and the most significant addition since the 2002 report is the inclusion of a Corporate Policy on Sustainable Development. By necessity this report has been compliance driven which is why its strength lie in the Health and Safety Section and it is here that the company is best able to convey objectively the manner in which it is managing this aspect of sustainability. HIV/AIDS, a material risk facing all mining companies in South Africa has been recognized in the policy and report. The value of the company reporting on HIV/AIDS will increase in significance when the data disclosed establishes a verifiable trend. Corporate Citizenship, however, demands a move beyond compliance to active leadership in the sustainability challenge.

Having focused on policy development so far, future reports will need to demonstrate the evolution of Avmin's ability to:

1. Systematically identify and understand its various sustainability challenges;
2. Develop internal capacities and systems to achieve targets and maintain compliance;
3. Monitor, review and report its performance in objective and comparable datasets (quantitative and qualitative).
4. Engage stakeholders and manage constructive relationships.
5. Ensure that corporate governance systems take on board non-financial risk management.

In addition to the current reporting contents, for the 2004 report we would hope that AngloVaal Mining expands it's reporting to include the following:

- Economic contribution, including black economic empowerment (BEE), procurement and labour;
- Environmental impact including water management, environmental compliance and remedial actions designed to achieve and maintain compliance;
- Social impact including employee housing, community development projects and their sustainability, partnerships with civil society, government and other industry players, retrenchment and livelihood restoration and employment equity.

The report should also include specific measurements and targets in a manner that allows the reader to compare individual site performance against the company standards. Among the material issues affecting site performance that should be disclosed would be the possible outsourcing of key sustainability functions on individual operations. We encourage AngloVaal Mining to engage their stakeholders as part of the reporting process, to ensure that stakeholder needs and expectations are considered in the account of the company contribution to sustainable development. A critical element of this would be the generation of comparable data series on inter alia the issues highlighted above.

The level of accounting and reporting on sustainability is increasing in South Africa annually. In this context it is imperative that South African companies can demonstrate their progress towards best practice in non-financial risk management. The Global Reporting Initiative (GRI) guidelines for sustainability reporting and the AccountAbility AA1000 guidelines can provide immense value in defining the process and scope of reporting.

For the African Institute of Corporate Citizenship





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ANGLOVAAL MINING LIMITED
ATTENTION: VICE-PRESIDENT
SAFETY, HEALTH & ENVIRONMENT
MARSHALLTOWN
2107

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No postage stamp required if posted in the Republic of South Africa

BUSINESS REPLY SERVICE
LICENCE NUMBER JHZ 1401

ANGLOVAAL MINING LIMITED
ATTENTION: VICE-PRESIDENT
SAFETY, HEALTH & ENVIRONMENT
MARSHALLTOWN
2107

ANGLOVAAL MINING

We Value Your Comment

As sustainable social and economic development of communities requires the co-operation and collective efforts of several actors, we would like to hear from you and learn from your experiences.

Your comments on the contents of this report.

Your suggestions on how we can improve on our SD performance.

Give us the benefit of your experience in the area of Sustainable Development (Provide summary of key highlights).

Would you like to receive future Avmin SD Reports? Yes ☐ No ☐

Name:

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Postal address:

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ANGLOVAAL MINING

We Value Your Comment

As sustainable social and economic development of communities requires the co-operation and collective efforts of several actors, we would like to hear from you and learn from your experiences.

Your suggestions on how we can improve on our SD performance.

Give us the benefit of your experience in the area of Sustainable Development (Provide summary of key highlights).

Give us the benefit of your experience in the area of Sustainable Development (Provide summary of key highlights).

Would you like to receive future Avmin SD Reports? Yes ☐ No ☐

Name:

Position:

Organisation:

Postal address:

Tel No:

Email address:

Fax No::

Notes



THE CRYSTAL AS A METAPHOR

Crystals form an ancient part of the fabric of the planet and predate the earliest civilizations by thousands of years. The crystal therefore, in our report and for the coming year, is a metaphor for maintaining a good and correct balance in safety, community, our environment and health, and represents each key area through its relevant properties.

Section	Crystal	Properties
Safety	Amethyst	Protection
HIV/AIDS	Smokey quartz	Healing
Environment	Black tourmaline	Vitality, stabilising & grounding
Community Development	Rose quartz	Caring, love & prosperity
Sustainability	Malachite	Known as 'the' crystal of Africa




ANGLOVAAL MINING
AVMIN

Anglovaal Mining Limited
Physical address: 56 Main Street, Johannesburg, South Africa. • Postal address: PO Box 62379, Marshalltown, 2107, South Africa. • Switchboard: + 27 (0) 11 634 9111

Safety, Health and Environmment
John Kilani Tel: +27 (0) 11 634 0346 • Fax: + 27 (0) 11 634 0408 • E-mail: jkilani@avmin.co.za

Communication and Public Affairs
Teboho Mahuma Tel: + 27 (0) 11 634 0280 • Fax: +27 (0) 11 634 0278 • E-mail: tebohom@avmin.co.za

Ebony & Ivory 3039